As filed with the Securities and Exchange Commission on December 7, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gray Television, Inc.

(Exact name of registrant as specified in its charter)

Georgia	4833	58-0285030
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4370 Peachtree Road, N.E.

Atlanta, Georgia 30319

(404) 504-9828

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

James C. Ryan

Gray Television, Inc.

4370 Peachtree Road, N.E.

Atlanta, Georgia 30319

(404) 504-9828

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Mark L. Hanson, Esq.

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309

(404) 581-8573

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFER TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
7 1/2% Senior Notes due 2020	$300,000,000	100%	$300,000,000	$40,920
Guarantees of 7 1/2% Senior Notes due 2020(2)	—	—	—	—(3)
Total	$300,000,000	100%	$300,000,000	$40,920

(1)	Estimated in accordance with Rule 457(f) under the Securities Act of 1933 solely for purposes of calculating the registration fee.
(2)	See inside facing page for registrant guarantors.
(3)	In accordance with Rule 457(n), no separate registration fee for the guarantees is payable.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Registrant as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number
WVLT-TV, Inc.	Georgia	4833	58-2256206
Gray Television Group, Inc.	Delaware	4833	13-2982954
Gray Television Licensee, LLC	Nevada	4833	51-0376603

(1)	The address and telephone number of each of the additional registrants is: 4370 Peachtree Road, NE, Atlanta, Georgia 30319; telephone (404) 504-9828.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state is subject to completion or amendment.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2012

PRELIMINARY PROSPECTUS

Gray Television, Inc.

Offer to exchange up to $300,000,000

Aggregate Principal Amount of Newly

Issued 7 1/2% Senior Notes due 2020

For

a Like Principal Amount of Outstanding

Restricted 7 1/2% Senior Notes due 2020

issued in October 2012

On October 9, 2012, we issued $300.0 million aggregate principal amount of restricted 7 1/2% Senior Notes due 2020 in a private placement exempt from the registration requirements under the Securities Act of 1933 (the “Securities Act”). We refer to these as the “original notes.”

We are offering to exchange (the “exchange offer”) a new issue of 7 1/2% Senior Notes due 2020 (the “exchange notes”) for our outstanding restricted 7 1/2% Senior Notes due 2020. We sometimes refer to the original notes and the exchange notes in this prospectus together as the “notes.” The terms of the exchange notes are substantially identical to the terms of the original notes, except that the exchange notes will be issued in a transaction registered under the Securities Act, and the transfer restrictions and registration rights and related special interest provisions applicable to the original notes will not apply to the exchange notes. The exchange notes will be exchanged for original notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not receive any proceeds from the issuance of exchange notes in the exchange offer.

You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

The exchange offer expires at 5:00 p.m., New York City time, on             , 2013, unless extended, which we refer to as the “expiration date.”

We do not intend to list the exchange notes on any national securities exchange or to arrange for quotation on any automated quotation system, and no active public market for the exchange notes is anticipated.

Each broker-dealer that receives exchange notes for its own account pursuant to the registered exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement of which this prospectus forms a part is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with these resales. See “Plan of Distribution.”

You should consider carefully the risk factors beginning on page 12 of this prospectus before deciding whether to participate in the exchange offer.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission or other similar authority has approved these exchange notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

This prospectus may only be used where it is legal to make the exchange offer and by a broker-dealer for resales of exchange notes acquired in the exchange offer where it is legal to do so.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, including in this prospectus and in the documents incorporated by reference in this prospectus, we make “forward-looking statements” within the meaning of federal and state securities laws. Disclosures that use words such as “believes,” “expects,” “anticipates,” “estimates,” “will,” “may” or “should” and similar words and expressions are generally intended to identify forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our then-current expectations and are based upon data available to us at the time the statements are made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. The most material, known risks are detailed in the section titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All forward-looking statements in, and incorporated by reference into, this prospectus are qualified by these cautionary statements and are made only as of the date of this prospectus, and we undertake no obligation to update any information contained in, or incorporated by reference into, this prospectus or to publicly release any revisions to any forward-looking statements to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus. Any such forward-looking statements, whether made in this prospectus or elsewhere, should be considered in context with the various disclosures made by us about our business. These forward-looking statements fall under the safe harbors of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). The following risks, among others, could cause actual results to differ materially from those described in any forward-looking statements:

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we have a significant amount of debt and have the ability to incur additional debt, which could restrict our future operating and strategic flexibility and expose us to the risks of financial leverage;

•	the agreements governing our various debt and other obligations restrict, and are expected to continue to restrict, our business and limit our ability to act;

•	our ability to meet our debt service obligations on the notes and our other debt will depend on our future performance, which is, and will be, subject to many factors that are beyond our control;

•

we are dependent on advertising revenues, which are seasonal and cyclical, and may also fluctuate as a result of a number of other factors, including any continuation of uncertain financial and economic conditions;

•	we are highly dependent upon a limited number of advertising categories;

•	we are highly dependent on network affiliations and may lose a significant amount of television programming if a network terminates or significantly changes its affiliation with us;

•	we purchase television programming in advance of earning any related revenue, and may not earn sufficient revenue to offset the costs thereof;

•	we are subject to risks of competition from other local stations as well as from cable systems, the Internet and other providers;

•	we may incur significant capital and operating costs;

•	we may incur impairment charges related to our assets; and

•

we are subject to risks and limitations due to government regulation of the broadcasting industry, including Federal Communications Commission (“FCC” or the “Commission”) control over the renewal and transfer of broadcasting licenses, which could materially adversely affect our operations and growth strategy.

We urge you to review carefully the information under the heading “Risk Factors” included elsewhere in this prospectus and in the documents incorporated by reference in this prospectus for a more complete discussion of the risks of participating in the exchange offer.

WHERE YOU CAN FIND MORE INFORMATION

Gray furnishes and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have furnished to or filed with the SEC at the SEC’s public

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reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov. Those filings are also available to the public on our corporate website at http://www.gray.tv. The information contained in these websites is not part of or incorporated by reference into this prospectus.

INCORPORATION BY REFERENCE

This prospectus incorporates important business and financial information about Gray Television, Inc. from documents that are not included in or delivered with this prospectus. You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

We incorporate by reference the documents listed below that we have filed with the SEC (File No. 1-13796) under the Exchange Act, as well as any filing that we make with the SEC on or after the date of this prospectus (unless such filing expressly states that it is not incorporated by reference herein) until the expiration date of this exchange offer:

•	our Annual Report on Form 10-K (the “2011 Form 10-K”) filed on March 6, 2012;

•	the portions of our proxy statement for our 2012 annual meeting of shareholders incorporated by reference into the 2011 Form 10-K, which proxy statement was filed on April 19, 2012;

•	our Quarterly Reports on Form 10-Q, filed on May 2, 2012, August 3, 2012 and October 31, 2012; and

•

our Current Reports on Form 8-K, filed on January 11, 2012, June 5, 2012, September 24, 2012, September 25, 2012, October 9, 2012, October 15, 2012 and December 6, 2012, and Form 8-K/A filed on October 17, 2012.

Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus.

The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents, or referred to in this prospectus. Requests should be directed to:

Gray Television, Inc. 4370 Peachtree Road, N.E. Atlanta, Georgia 30319 (404) 504-9828

In order to receive timely delivery of any requested documents in advance of the expiration date of the exchange offer, you should make your request no later than                 , 2013, which is five full business days before you must make a decision regarding the exchange offer.

INDUSTRY AND MARKET DATA

This prospectus includes industry data regarding station rank, in-market share and television household data that we obtained from periodic reports published by The Nielsen Company (“Nielsen”). Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

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SUMMARY

This summary contains basic information about our Company and the exchange offer. This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to participate in the exchange offer. For a more complete understanding of our Company and the exchange offer, you should read this entire prospectus and the documents incorporated by reference in this prospectus, including the information under the heading “Risk Factors.” The summary contains forward-looking statements that involve risk and uncertainties. Our actual results may differ based upon certain factors, including those set forth under the caption “Risk Factors” herein and documents incorporated by reference in this prospectus. Unless otherwise indicated or required by the context, the terms “Gray,” “we,” “our,” “us” and the “Company” refer to Gray Television, Inc. and its subsidiaries. Our discussion of the television (or “TV”) stations that we own and operate does not include our minority equity interest in the television and radio stations owned by Sarkes Tarzian, Inc.

Our Company

General

We are a television broadcast company headquartered in Atlanta, GA., which owns and operates television stations broadcasting 40 primary channels and 45 secondary channels in 30 television markets. Nineteen of our primary channels and one secondary channel are affiliated with the CBS Network owned by CBS Inc. (“CBS”), ten primary channels are affiliated with the NBC Network owned by National Broadcasting Company, Inc. (“NBC”), eight primary channels and one secondary channel are affiliated with the ABC Network owned by American Broadcasting Company (“ABC”), and three primary channels and two secondary channels are affiliated with the FOX Network owned by the FOX Broadcasting Company (“FOX”). We also broadcast secondary channels that are affiliated with networks other than those listed above such as the CW Network or the CW Plus Network, both owned by The CW Network, LLC (collectively, “CW”), Master Distribution Service, Inc. (an affiliate of Twentieth Television, Inc.) (“MyNetworkTV” or “MyNet.”), the MeTV Network owned by Weigel Broadcasting Co. (“MeTV”), This TV Network also owned by Weigel Broadcasting (“This TV”), Untamed Sports Network (“USN”) and the Country Network (“TCN”). In addition to our affiliated secondary channels, we broadcast eleven local news/weather channels in certain of our existing markets. Our combined TV station group reaches approximately 6.2% of total United States households.

Our operating revenues are derived primarily from broadcast and internet advertising and from other sources such as production of commercials, tower rentals, retransmission consent fees and management fees. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we generated revenue of $307.1 million and $278.2 million, respectively.

We were incorporated in 1897, initially to publish the Albany Herald in Albany, Georgia, and entered the broadcasting industry in 1953. We have a dedicated and experienced senior management team.

Markets

Gray operates in designated market areas (“DMAs”) ranked between 51-200 and primarily focuses its operations on university towns and state capitals. Our markets include 17 university towns, representing enrollment of approximately 474,000 students, and eight state capitals. We believe university towns and state capitals provide significant advantages as they generally offer more favorable advertising demographics, more stable economics and a stronger affinity between local stations and university sports teams.

We have a strong, market leading position in our markets. Our combined station group has 23 markets with stations ranked #1 in local news audience and 22 markets with stations ranked #1 in overall audience within their respective markets, based on the results of the average of the Nielsen February, May, July and November 2011 ratings reports. Of the 30 markets that we serve, we operate the #1 or #2 ranked station in 29 of those markets. We believe a key driver for our strong market position is the strength of our local news and information programs. Our news audience share significantly over indexes the national average of the networks’ audience share based on the Nielsen Station Index (“NSI”) national average market share in November 2011 for both early evening and late night news. We believe that our market position and our strong local revenue streams have enabled us to maintain more stable revenues in challenging economic conditions compared to many of our peers.

We are diversified across our markets and network affiliations. Our largest market by Company revenue is Charleston/Huntington, WV, which contributed approximately 7% and 8% of our revenues for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively. Our top 10 markets by Company revenue contributed 49% and 51% of our revenues for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively. For the nine months ended September 30, 2012 and the year ended December 31, 2011, our CBS-affiliated channels accounted for 43% and 45%, respectively, of our revenues, our NBC-affiliated channels accounted for 38% and 36%, respectively, of our revenues, our ABC-affiliated channels accounted for 15% and 14%, respectively of our revenues and our FOX-affiliated channels accounted for 2% and 1%, respectively, of our revenues.

Business Strategy

Our success has been based on the following strategies for growing our revenues and our operating cash flow:

Maintain and Grow our Market Leadership Position.     We have the #1 ranking in overall audience in 22 of the 30 markets in which we operate. We are ranked #2 in seven of our other markets. We have the #1 ranking in local news audience in 23 of our markets and our news audience share significantly over indexes the national average of the networks’ audience share for both early evening and late night news.

We believe there are significant advantages in operating the #1 or #2 television broadcasting stations. Strong audience and market share allows us to enhance our advertising revenues through price discipline and leadership. We believe a top-rated news platform is critical to capturing incremental sponsorship and political advertising revenue. Our high-quality station group allows us to generate high operating margins, which allows us additional opportunities to reinvest in our business to further strengthen our network and news ratings. Furthermore, we believe operating the top ranked stations in our various markets allows us to attract and retain top talent.

We also believe that our leadership position in the markets we serve gives us additional leverage to negotiate retransmission contracts with multiple cable system operators, telephone video distributors, direct broadcast satellite (“DBS”) operators, and other multichannel video programming distributors (collectively, “MVPDs”). We believe it will help us in our negotiations with networks upon expiration of our current contracts with them. Our primary network affiliation agreements expire at various dates through January 1, 2016.

We intend to maintain our market leadership position through continued prudent investment in our news and syndicated programs, as well as continued technological advances and program improvements. We are in the process of converting our local studios to be able to provide high definition digital broadcasting (“HD”) in select markets to further enhance the visual quality of our local programs, which we believe can drive incremental viewership, and we expect to continue to invest in local HD conversion over the next few years.

Pursue New Media Opportunities.    We currently operate web, mobile and desktop applications in all of our markets. We have focused on expanding relevant local content, such as news, weather and sports, on our websites to drive increased traffic. We have experienced strong growth in internet page views in the past, with page views growing at approximately a 47% compound annual growth rate from 2003 to 2011, and anticipate continued growth in the future.

Our aggregate internet revenues are derived from two sources. The first source is advertising or sponsorship opportunities directly on our websites. We call this “direct internet revenue.” The other revenue source is television advertising time purchased by our clients to directly promote their involvement in our websites. We refer to this internet revenue source as “internet-related commercial time sales.”

We are a member of the open mobile video coalition, which aims to accelerate the development and rollout of mobile DTV products and services, maximizing the full potential of the digital television spectrum. We currently are testing mobile television services in four markets.

Monetize Digital Spectrum.    We currently broadcast 45 secondary channels, including one affiliated with CBS, one affiliated with ABC, two affiliated with FOX, eight affiliated with the CW, eighteen affiliated with MyNet., two affiliated with This TV, one affiliated with USN, one affiliated with TCN, five affiliated with MeTV and eleven local news/weather channels in certain of our existing markets. Certain of our secondary channels are affiliated with more than one network simultaneously (such as MyNet. and This TV). We created our secondary channels to better utilize our excess broadcast spectrum. Our secondary channels are affiliated with networks different from those affiliated with our primary channels and are operated by us to make better use of our broadcast spectrum by providing additional supplemental and/or alternative programming to our primary channels. In the nine months ended September 30, 2012 and the year ended December 31, 2011, we generated $6.8 million and $7.9 million in revenues, respectively, from our digital secondary channels.

Our strategy is to expand upon our digital offerings, evaluating potential opportunities from time to time either on our own and/or in partnership with other companies, as such opportunities present themselves. We intend to aggressively pursue the use of our spectrum for additional opportunities such as local video on demand, music on demand and other digital downloads. We also intend to evaluate opportunities to use spectrum for future delivery of television broadcasts to handheld and other mobile devices.

Prudent Cost Management.    Historically, we have closely managed our costs to maintain our margins. We believe that our market leadership position gives us additional negotiating leverage to enable us to lower our syndicated programming costs. We have increased the efficiency of our stations by automating processes as a part of the conversion of local studios to digital. As of November 30, 2012, we had reduced our total number of employees by 344, or 14%, since December 31, 2007. We intend to continue to seek and implement additional cost saving opportunities in the future.

Recent Developments

During and following the completion of the three months ended September 30, 2012, we undertook a number of significant financing transactions intended to simplify and strengthen our capital structure and balance sheet. These transactions included:

•	completing the repurchase of all of our outstanding Series D perpetual preferred stock;

•	completing the offer and sale of the original notes;

•

completing a cash tender offer (the “Tender Offer”) pursuant to which we repurchased $222.6 million of our 10 1/2% Senior Secured Second Lien Notes due 2015 (the “2015 notes”) and a related redemption (the “Redemption”) pursuant to which we redeemed all 2015 notes that remained outstanding following the completion of the Tender Offer; and

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repaying all amounts outstanding under our prior senior credit facility (the “2007 senior credit facility”) and, on October 12, 2012 (the “Closing Date”), entering into an amended and restated senior credit facility (the “2012 senior credit facility”) with Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing bank, Bank of America, N.A., as syndication agent, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint bookrunners, and the other lenders party thereto. The 2012 senior credit facility provides total commitments of $595.0 million, consisting of a $40.0 million revolving credit facility (the “New Revolving Credit Facility”) and a $555.0 million term loan facility (the “New Term Loan”).

As of November 13, 2012, after completing the Redemption, our long-term debt at face value, including current portion, was $855.0 million, consisting of a $555.0 million New Term Loan, which matures in 2019, and $300.0 million in aggregate principal amount of the original notes. The weighted average interest rate on our long-term debt is 5.7% per annum.

Corporate Information

Gray Television, Inc. is a Georgia corporation. Our executive offices are located at 4370 Peachtree Road, NE, Atlanta, GA 30319, and our telephone number at that location is (404) 504-9828. Our website address is http://www.gray.tv. The information on our website is not a part of or incorporated by reference into this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to (i) $300,000,000 aggregate principal amount of our registered 7 1/2% Senior Notes due 2020 (the “exchange notes”) for an equal principal amount of our outstanding restricted 7 1/2% Senior Notes due 2020 (the “original notes”) that were issued in October 2012. The terms of the exchange notes are identical in all material respects to those of the original notes, except that the exchange notes will be issued in a transaction registered under the Securities Act, and the transfer restrictions, registration rights and related special interest provisions relating to the original notes will not apply to the exchange notes. The exchange notes will be of the same class as the outstanding original notes. Holders of original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Purpose of the Exchange Offer	The exchange notes are being offered to satisfy our obligations under the registration rights agreement entered into at the time we issued and sold the original notes.

Expiration Date; Withdrawal of Tenders;

Return of Original Notes Not Accepted

for Exchange	The exchange offer will expire at 5:00 p.m., New York City time, on , 2013, or on a later date and time to which we extend it (the “expiration date”). Tenders of original notes in the exchange offer may be withdrawn at any time prior to the expiration date. As soon as practicable following the expiration date, we will exchange the exchange notes for validly tendered original notes. Any original notes that are not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Procedures for Tendering Original

Notes	For all original notes held in book-entry form, the holder must tender its original notes by means of The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”), subject to the terms and procedures of that program. Each holder of original notes in certificated form wishing to participate in the exchange offer must complete, sign and date the accompanying letter of transmittal, or its facsimile, in accordance with its instructions, and mail or otherwise deliver it, or its facsimile, together with the original notes and any other required documentation to the exchange agent at the address in the letter of transmittal. See “The Exchange Offer — Procedures for Tendering Original Notes.”

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange. The exchange offer is subject to customary conditions, which may be waived by us in our discretion. We currently expect that all of the conditions will be satisfied and that no waivers will be necessary.

Exchange Agent	U.S. Bank National Association.

U.S. Federal Income Tax

Considerations	Your exchange of an original note for an exchange note will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each exchange note received as you had immediately prior to the exchange in the corresponding original note surrendered. See “U.S. Federal Income Tax Considerations.”

Risk Factors	You should consider carefully the risk factors beginning on page 12 of this prospectus before deciding whether to participate in the exchange offer.

The Exchange Notes

The terms of the exchange notes will be identical in all material aspects to those of the original notes, except for the transfer restrictions and registration rights and related special interest provisions relating to the original notes that do not apply to the exchange notes.

Issuer	Gray Television, Inc.

Notes Offered	$300,000,000 aggregate principal amount of 7 1/2% Senior Notes due 2020. The exchange notes offered hereby will be of the same class as the original notes.

Maturity Date	October 1, 2020.

Interest	Interest on the exchange notes will accrue at a rate of 7.500% per annum, payable semi-annually, in cash in arrears, on April 1 and October 1 of each year, commencing April 1, 2013.

Guarantees	The exchange notes will be fully and unconditionally guaranteed on a senior unsecured basis by all of our existing and certain future domestic restricted subsidiaries.

Ranking	The exchange notes and the guarantees will be our and the guarantors’ senior unsecured obligations and will rank:

•	equally in right of payment with all of our and the guarantors’ existing and future senior debt;

•	senior in right of payment to our and the guarantors’ existing and future subordinated debt;

•	effectively junior to any of our and the guarantors’ debt (including under our senior credit facility) that is secured to the extent of the value of the assets securing such debt; and

•	structurally junior to any debt and liabilities of our subsidiaries, if any, that do not guarantee the notes.

After giving effect to the issuance of the original notes and our use of the proceeds therefrom, our entry into the 2012 senior credit facility and our completion of the Tender Offer and the Redemption, at September 30, 2012, the Company and the guarantors would have had approximately $855.0 million aggregate principal amount of total indebtedness (excluding intercompany indebtedness), all of which would have been senior debt (including the original notes), and of which approximately $555.0 million would have ranked effectively senior to the exchange notes to the extent of the assets securing such debt.

Optional Redemption

On or after October 1, 2015, we may redeem the exchange notes, in whole or in part, at any time, at the redemption prices described under “Description of Notes — Redemption — Optional Redemption.” In addition, we may redeem up to 35% of the aggregate principal amount of the exchange notes before October 1, 2015 with the net cash proceeds from certain equity offerings at a redemption price of 107.500% of the principal amount plus accrued and unpaid interest, if any, to the redemption date. We may also redeem some or all of the exchange notes before October 1, 2015 at a redemption price of 100%

of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium.

Change of Control	If we experience certain kinds of changes of control, we will be required to offer to purchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see “Description of Notes — Change of Control.”

Mandatory Offer to Repurchase Following Certain Asset Sales	If we sell certain assets under certain circumstances, we will be required to use the net proceeds resulting from such sale to offer to purchase the exchange notes at 100% of their principal amount, plus accrued and unpaid interest, as described under “Description of Notes — Certain Covenants — Limitation on Asset Sales.”

Certain Covenants	The indenture (the “indenture”), dated as of October 9, 2012, by and among us, the guarantors party thereto and U.S. Bank, National Association, as trustee, which governs the original notes and will govern the exchange notes, contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make investments;

•	create liens or use assets as security in other transactions;

•	enter into agreements restricting our or our subsidiaries’ ability to pay dividends or make certain other payments;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	engage in transactions with affiliates; and

•	sell or transfer assets.

These covenants are subject to a number of important qualifications and limitations. See “Description of Notes — Certain Covenants.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes. See “Use of Proceeds.”

You should refer to the section entitled “Risk Factors” beginning on page 12 for an explanation of certain risks of participating in the exchange offer.

Summary Historical Consolidated Financial and Other Data

We have derived the following summary historical consolidated financial and other data as of and for each of the years ended December 31, 2011, 2010 and 2009 from our audited consolidated financial statements and related notes and as of and for each of the nine months ended September 30, 2012 and 2011 from our unaudited condensed consolidated financial statements and related notes, each of which (other than data as of December 31, 2009) is incorporated by reference into this prospectus. You should not consider the results for the nine month periods, or financial condition as of such dates, to be indicative of our results or financial condition to be expected for or as of any other interim period or any full year period. The summary historical consolidated financial and other data presented below does not contain all of the information you should consider before deciding whether or not to participate in the exchange offer, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, and notes thereto, included elsewhere in or incorporated by reference into this prospectus.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2011	2010	2009	2012	2011
	(Dollars in thousands)
Statement of Operations Data:
Revenues (less agency commissions)(1)	$307,131	$346,058	$270,374	$278,244	$222,461
Operating expenses before depreciation, amortization, impairment, and gain on disposal of assets, net:
Broadcast	194,196	196,353	187,583	155,635	144,787
Corporate and administrative	14,173	13,545	14,168	10,745	10,529
Depreciation	26,183	30,630	32,595	17,332	20,166
Amortization of intangible assets	125	479	577	56	97
Gain on disposals of assets, net	(2,894)	(1,909)	(7,628)	(454)	(1,874)

Operating expenses	$231,783	$239,098	$227,295	$183,314	$173,705

Operating income	$75,348	$106,960	$43,079	$94,930	$48,756
Other income (expense):
Miscellaneous income, net	3	44	54	2	3
Interest expense	(61,777)	(70,045)	(69,088)	(45,444)	(46,508)
Loss from early extinguishment of debt(2)	—	(349)	(8,352)	—	—

Income (loss) before income taxes	$13,574	$36,610	$(34,307)	$49,488	$2,251
Income tax expense (benefit)	4,539	13,447	(11,260)	19,250	791

Net income (loss)	$9,035	$23,163	$(23,047)	$30,238	$1,460
Preferred stock dividends (includes accretion of issuance cost of $1,045, $4,489, $1,202, $633 and $661, respectively)	7,240	14,582	17,119	3,591	5,534

Net income (loss) attributable to common stockholders	$1,795	$8,581	$(40,166)	$26,647	$(4,074)

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2011	2010	2009	2012	2011
	(Dollars in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$5,190	$5,431	$16,000	$45,695	$9,135
Working capital	29,818	26,145	11,712	50,911	18,501
Net intangible assets, broadcast licenses and goodwill	990,215	990,340	990,819	990,363	990,243
Total assets	1,233,980	1,242,293	1,245,739	1,274,000	1,237,629
Total debt and long-term accrued facility fees	832,233	826,704	810,116	820,632	824,101
Redeemable preferred stock(3)	24,841	37,181	93,386	13,199	31,330
Total stockholders’ equity	122,953	129,407	93,620	149,943	125,458
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$38,173	$38,126	$18,903	$90,338	$37,647
Investing activities	(21,869)	(19,506)	(17,531)	(17,227)	(20,080)
Financing activities	(16,545)	(29,189)	(16,021)	(32,606)	(13,863)
Other Financial and Operating Data:
Capital expenditures, net of insurance proceeds	$21,044	$19,395	$17,756	$16,941	$19,334
Ratio of earnings to fixed charges(4)	1.04	1.14	—	1.84	N/A

(1)	Our revenues fluctuate significantly between years, in accordance with, among other things, increased political advertising expenditures in even-numbered years.

(2)	In 2010 and 2009, we recorded a loss on early extinguishment of debt related to amendments to our 2007 senior credit facility.

(3)	During 2008, we issued 1,000 shares of our Series D perpetual preferred stock, resulting in net cash proceeds of approximately $91.6 million, after a 5.0% original issue discount, transaction fees and expenses. The $8.4 million of original issue discount, transaction fees and expenses are being accreted over a seven-year period ending June 30, 2015. The Series D perpetual preferred stock had a liquidation value of $100,000 per share.

In the nine months ended September 30, 2012, we repurchased approximately $12.3 million in face value of our Series D perpetual preferred stock and paid $7.7 million in accrued dividends related thereto and, on October 9, 2012, we repurchased the remaining 136.45 shares of our then-outstanding Series D perpetual preferred stock at their liquidation value of $13.6 million and also paid $9.0 million in accrued dividends related thereto. In 2011, we repurchased approximately $13.4 million in face value of our Series D perpetual preferred stock and paid $6.6 million in accrued dividends related thereto. We used cash on hand and borrowings under our 2007 senior credit facility to fund these transactions. In 2010, we repurchased approximately $60.7 million in face value of our Series D perpetual preferred stock, and paid $14.9 million in accrued dividends thereon, in exchange for $50.0 million in cash, using net proceeds from the sale of the 2015 notes, and 8.5 million shares of common stock.

Amounts exclude unamortized original issuance costs, including original issue discount, and accrued and unpaid dividends. Such costs and dividends aggregated $14.8 million, $16.2 million, $25.5 million, $9.4 million and $17.4 million as of December 31, 2011, 2010 and 2009, and September 30, 2012 and 2011, respectively.

(4)	For purposes of this ratio:

The term “fixed charges” means the sum of: (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) an estimate of the interest within rental expense, and (iv) preference security dividend requirements of consolidated subsidiaries.

The term “preference security dividend” is the amount of pre-tax earnings required to pay the dividends on outstanding preference securities. The dividend requirement is computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).

The term “earnings” is the amount resulting from adding and subtracting the following items. We add the following: (i) pre-tax income from continuing operations; (ii) fixed charges; (iii) amortization of capitalized interest; (iv) distributed income of equity investees; and (v) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, we subtract the following: (i) interest capitalized and (ii) preference security dividend requirements of consolidated subsidiaries.

For the year ended December 31, 2009, earnings were inadequate to cover fixed charges by approximately $59.9 million.

RISK FACTORS

The terms of the exchange notes will be identical in all material aspects to those of the original notes, except for the transfer restrictions and registration rights and related special interest provisions relating to the original notes that will not apply to the exchange notes. However, you should carefully consider the following risks before deciding whether or not to participate in the exchange offer. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations, financial condition and results of operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The value of the exchange notes could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including the occurrence of one or more of the factors described in the following risk factors.

Risks Related to the Exchange Notes and the Exchange Offer

The exchanges notes will be effectively subordinated to our and our guarantors’ indebtedness under our 2012 senior credit facility and any other secured indebtedness to the extent of the value of the property securing that indebtedness.

The exchange notes will not be secured by any of our and the guarantors’ assets. As a result, the exchange notes and the guarantees will be effectively subordinated to our and the guarantors’ indebtedness under our 2012 senior credit facility with respect to the assets that secure that indebtedness. In addition, we may incur additional secured debt in the future. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of the Company or the guarantors, the proceeds from the sale of assets securing our secured indebtedness would be available to pay obligations on the notes only after all indebtedness under our 2012 senior credit facility and other secured debt has been paid in full. As a result, the holders of the exchange notes may receive less, ratably, than the holders of secured debt in the event of our and the guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

A court could avoid our subsidiaries’ guarantees of the exchange notes under fraudulent transfer laws.

Although the guarantees will provide holders of the exchange notes with a direct claim against the assets of the subsidiary guarantors, the guarantees will not be secured by the collateral owned by the guarantors. In addition, under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee could under certain circumstances be avoided, or claims with respect to a guarantee could be subordinated to all other debts of that guarantor. In addition, a bankruptcy court could potentially avoid (i.e., recover) any payments by that guarantor pursuant to its guarantee and require those payments to be returned to the guarantor or to a fund for the benefit of the other creditors of the guarantor. Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being avoided under fraudulent transfer law, or may eliminate a guarantor’s obligations or reduce a guarantor’s obligations to an amount that effectively makes the guarantee worthless. In a Florida bankruptcy case (which was recently reinstated by the United States Court of Appeals for the Eleventh Circuit on other grounds), this type of provision was found to be ineffective to protect guarantors.

The bankruptcy court might take these actions if it found, among other things, that when a subsidiary guarantor executed its guarantee (or, in some jurisdictions, when it became obligated to make payments under its guarantee):

•	such subsidiary guarantor received less than reasonably equivalent value or fair consideration for the incurrence of its guarantee; and

•	such subsidiary guarantor:

•	was (or was rendered) insolvent by the incurrence of the guarantee;

•	was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, obligations beyond its ability to pay as those obligations matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it and, in either case, after final judgment, the judgment was unsatisfied.

A bankruptcy court would likely find that a subsidiary guarantor received less than fair consideration or reasonably equivalent value for its guarantee to the extent that it did not receive a direct or indirect benefit from the issuance of the exchange notes. A bankruptcy court could also avoid a guarantee if it found that the subsidiary issued its guarantee with actual intent to hinder, delay or defraud creditors.

Although courts in different jurisdictions measure solvency differently, in general, an entity would be deemed insolvent if the sum of its debts, including contingent and unliquidated debts, exceeds the fair value of its assets, or if the present fair salable value of its assets is less than the amount that would be required to pay the expected liability on its debts, including contingent and unliquidated debts, as they become due.

If a court avoided a guarantee, it could enter a judgment against noteholders ordering them to return any amounts previously paid under such guarantee. If any guarantee were avoided, noteholders would cease to have a direct claim against the applicable subsidiary guarantor, but they would retain their rights against us and any other subsidiary guarantors, although there is no assurance that our entities’ respective assets would be sufficient to pay the exchange notes in full.

The exchange notes will be effectively subordinated to the claims of the creditors of our non-guarantor subsidiaries.

We conduct a substantial portion of our business through our subsidiaries, all of which initially will be guarantors of the exchange notes. However, the indenture governing the exchange notes will in certain circumstances permit non-guarantor subsidiaries. The indenture governing the exchange notes will permit the incurrence of certain additional indebtedness by our non-guarantor subsidiaries in the future. See “Description of Notes — Subsidiary Guarantees” and “Description of Notes — Certain Covenants — Limitation on Incurrence of Indebtedness.” Claims of creditors of any non-guarantor subsidiaries, including trade creditors, will generally have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the exchange notes.

We may be unable to repurchase the exchange notes upon a change of control.

Upon the occurrence of a change of control, as defined in the indenture governing the exchange notes, we will be required to offer to repurchase the exchange notes in cash at a price equal to 101% of the principal amount of the exchange notes, plus accrued and unpaid interest, if any. A change of control will also constitute an event of default under our 2012 senior credit facility that will permit the lenders to accelerate the maturity of the borrowings thereunder and may trigger similar rights under any other indebtedness then outstanding. Our 2012 senior credit facility may prohibit us from repurchasing any exchange notes. The failure to repurchase the exchange notes would result in an event of default under the exchange notes. In the event of a change of control, we may not have sufficient funds to repurchase all of the exchange notes and to repay the amounts outstanding under our 2012 senior credit facility or other indebtedness.

We cannot be sure that a market for the exchange notes will develop or continue.

We cannot assure you as to:

•	the liquidity of any trading market for the exchange notes;

•	your ability to sell your exchange notes; or

•	the price at which you may be able to sell your exchange notes.

The exchange notes will not be fungible with the original notes. The exchange notes may trade at a discount from their principal amount, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition, performance and prospects and prospects for companies in our industry generally. In addition, the liquidity of the trading market in the exchange notes and the market prices quoted for the exchange notes may be adversely affected by changes in the overall market for high-yield securities.

The initial purchasers of the original notes have advised us that they presently intend to make a market in the exchange notes as permitted by applicable law. They are not obligated, however, to make a market in the exchange notes and any such market-making may be discontinued at any time at the sole discretion of the initial purchasers of the original notes. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

Risks Related to Our Indebtedness

We have substantial debt and have the ability to incur additional debt. The principal and interest payment obligations on such debt may restrict our future operations and impair our ability to meet our obligations under the exchange notes.

After giving effect to the issuance of the original notes and our use of the proceeds therefrom, our entry into the 2012 senior credit facility and our completion of the Tender Offer and the Redemption, at September 30, 2012, we and the guarantors would have had approximately $855.0 million aggregate principal amount of outstanding indebtedness at face value (excluding intercompany indebtedness), all of which would have constituted senior debt (including the original notes and the exchange notes), and of which approximately $555.0 million would have effectively ranked senior to the original notes and the exchange notes, to the extent of the assets securing such debt. In addition, the terms of our 2012 senior credit facility and the indenture governing the original notes and the exchange notes permit us to incur additional indebtedness, subject to our ability to meet certain borrowing conditions.

Our substantial debt may have important consequences to you. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the exchange notes;

•

require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes, including capital expenditures and acquisitions;

•	place us at a competitive disadvantage compared to some of our competitors that may have less debt and better access to capital resources; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to service our significant financial obligations depends on our ability to generate significant cash flow. This is partially subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, that future borrowings will be available to us under our 2012 senior credit facility or any other credit facilities, or that we will be able to complete any necessary financings, in amounts sufficient to enable us to fund our operations or pay our debts and other obligations, or to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. Additional debt or equity financing may not be available in sufficient amounts, at times or on terms acceptable to us, or at all. If we are unable to implement one or more of these alternatives, we may not be able to service our debt or other obligations, which could result in us being in default thereon, in which circumstances our lenders could cease making loans to us, and lenders or other holders of our debt could accelerate and declare due all outstanding obligations due under the respective agreements, which could have a material adverse effect on us. In addition, the current volatility in the capital markets may also impact our ability to obtain additional financing, or to refinance our existing debt, on terms or at times favorable to us.

The agreements governing our various debt obligations impose restrictions on our business and limit our ability to undertake certain corporate actions.

The agreements governing our various debt obligations, including the indenture governing the original notes and the exchange notes and the agreements governing our 2012 senior credit facility, include covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things:

•	incur additional debt;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make investments or acquisitions;

•	create liens or use assets as security in other transactions;

•	issue guarantees;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	amend our articles of incorporation or bylaws;

•	engage in transactions with affiliates; and

•	purchase, sell or transfer certain assets.

Our 2012 senior credit facility also requires us to comply with a number of financial ratios and covenants.

Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities. The breach of any of these covenants or restrictions could result in a default under the indenture governing the original notes and the exchange notes or our 2012 senior credit facility. An event of default under any of our debt agreements could permit some of our lenders, including the lenders under our 2012 senior credit facility, to declare all amounts borrowed from them, together with accrued and unpaid interest, to be immediately due and payable, which could, in turn, trigger defaults under other debt obligations and could result in the termination of commitments of the lenders to make further extensions of credit under our 2012 senior credit facility. If we were unable to repay debt to our lenders, or were otherwise in default under any provision governing our outstanding secured debt obligations, our secured lenders could proceed against us and the subsidiary guarantors and against the collateral securing that debt. In addition, acceleration of our other indebtedness may cause us to be unable to make interest payments on the exchange notes and repay the principal amount of or repurchase the exchange notes or may cause the subsidiary guarantors to be unable to make payments under the guarantees, in which event, you could lose part or all of the value of your investment in the exchange notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Borrowings under our 2012 senior credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available to service our obligations, including making payments on the exchange notes, would decrease.

Risks Related to Our Business

The success of our business is dependent upon advertising revenues, which are seasonal and cyclical, and will also fluctuate as a result of a number of factors, some of which are beyond our control.

Our main source of revenue is the sale of advertising time and space. Our ability to sell advertising time and space depends on, among other things:

•	economic conditions in the areas where our stations are located and in the nation as a whole;

•	the popularity of the programming offered by our television stations;

•	changes in the population demographics in the areas where our stations are located;

•

local and national advertising price fluctuations, which can be affected by the availability of programming, the popularity of programming, and the relative supply of and demand for commercial advertising;

•	our competitors’ activities, including increased competition from other advertising-based mediums, particularly cable networks, MVPDs and the internet;

•	the duration and extent of any network preemption of regularly scheduled programming for any reason;

•	decisions by advertisers to withdraw or delay planned advertising expenditures for any reason;

•	labor disputes or other disruptions at major national advertisers, programming providers or networks; and

•	other factors beyond our control.

Our results are also subject to seasonal and cyclical fluctuations that we expect to continue. Seasonal fluctuations typically result in higher broadcast operating income in the second and fourth quarters than in the first and third quarters of each year. This seasonality is primarily attributable to (i) advertisers’ increased expenditures in the spring and in anticipation of the holiday season spending and (ii) an increase in viewership during this period. In addition, we typically experience fluctuations in our revenue between even and odd numbered years. In years in which there are impending elections for various state and national offices, which primarily occur in even numbered years, political advertising revenue tends to increase, often significantly, and particularly during presidential election years. Also, our NBC network affiliated stations typically experience increased viewership and revenue during coverage of Olympic Games, which also occur in even numbered years. As a result of the seasonality and cyclicality of our revenue, and the historically significant increase in our revenue during even-numbered years, investors are cautioned that it has been, and is expected to remain, difficult to engage in period-over-period comparisons of our revenue and results of operations.

Continued uncertain financial and economic conditions may have a further adverse impact on our business, results of operations or financial condition.

Current financial and economic conditions continue to be uncertain and the continuation or worsening of such conditions could reduce consumer confidence and have an adverse effect on our business, results of operations and/or financial condition. If consumer confidence were to decline, this decline could negatively affect our advertising customers’ businesses and their advertising budgets. In addition, continued volatile economic conditions could have a negative impact on our industry or the industries of our customers who advertise on our stations, resulting in reduced advertising sales. Furthermore, it may be possible that actions taken by any governmental or regulatory body for the purpose of stabilizing the economy or financial markets will not achieve their intended effect. In addition to any negative direct consequences to our business or results of operations arising from these financial and economic developments, some of these actions may adversely affect financial institutions, capital providers, advertisers or other consumers on whom we rely, including for access to future capital or financing arrangements necessary to support our business. Our inability to obtain financing in amounts and at times necessary could make it more difficult or impossible to meet our obligations or otherwise take actions in our best interests.

We are a holding company with no material independent assets or operations and we depend on our subsidiaries for cash.

We are a holding company with no material independent assets or operations, other than our investments in our subsidiaries. Because we are a holding company, we are dependent upon payment of dividends, distributions, loans or advances to us by our subsidiaries to fund our obligations. These payments could be subject to dividend or other restrictions under applicable laws in the jurisdictions in which our subsidiaries operate. Payments by our subsidiaries are also contingent upon the subsidiaries’ earnings. If we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our financial condition and ability to meet our obligations may be adversely affected.

We must purchase television programming in advance of knowing whether a particular show will be popular enough for us to recoup our costs.

One of our most significant costs is for the purchase of television programming. If a particular program is not sufficiently popular among audiences in relation to the cost we pay for such program, we may not be able to sell enough related advertising time for us to recoup the costs we pay to broadcast the program. We also must usually purchase programming several years in advance, and may have to commit to purchase more than one year’s worth of programming, resulting in the incurrence of significant costs in advance of our receipt of any related revenue. We may also replace programs that are performing poorly before we have recaptured any significant portion of the costs we incurred in obtaining such programming or fully expensed the costs for financial reporting purposes. Any of these factors could reduce our revenues, result in the incurrence of impairment charges or otherwise cause our costs to escalate relative to revenues.

We are highly dependent upon our network affiliations, and may lose a large amount of television programming if a network (i) terminates its affiliation with us, (ii) significantly changes the economic terms and conditions of any future affiliation agreements with us or (iii) significantly changes the type, quality or quantity of programming provided to us under an affiliation agreement.

Our business depends in large part on the success of our network affiliations. Each of our stations is affiliated with at least one major network pursuant to affiliation agreements. Each affiliation agreement provides the affiliated station with the right to broadcast all programs transmitted by the affiliated network during the term of the related agreement. Our affiliation agreements generally expire at various dates through December 31, 2016, including, specifically, an agreement with NBC relating to nine of our stations that was set to expire on January 1, 2012 and which has been extended on a short-term basis by us and NBC while we negotiate a longer-term renewal. See “Business — Our Stations and Their Markets” included elsewhere in this prospectus for additional information on all of our affiliation agreements and their respective expiration dates.

If we cannot enter into affiliation agreements to replace any expiring agreements, we would no longer be able to carry the affiliated network’s programming. This loss of programming would require us to seek to obtain replacement programming. Such replacement programming may involve higher costs and may not be as attractive to our target audiences, thereby reducing our ability to generate advertising revenue. Furthermore, our concentration of CBS and NBC affiliates makes us particularly sensitive to adverse changes in our business relationship with, and the general success of, CBS and NBC.

We can give no assurance that any future affiliation agreements would have economic terms or conditions equivalent to or more advantageous to us than our current agreements. Among other things, one or more networks may require that we pay compensation in exchange for providing our stations with programming and/or for permitting MVPD retransmission of network programming via our stations. If in the future a network or networks imposed more adverse economic terms upon us, such event or events could have a material adverse effect on our business and results of operations.

In addition, if we are unable to renew or replace any existing affiliation agreements, we may be unable to satisfy certain obligations under our existing or any future retransmission consent agreements with MVPDs and/or secure payment of retransmission consent fees under such agreements. Furthermore, if in the future a network limited or removed our ability to retransmit network programming to MVPDs, we may be unable to satisfy certain obligations or criteria for fees under any existing or any future retransmission consent agreements. In either case, such an event could have a material adverse effect on our business and results of operations.

We are also dependent upon our retransmission consent agreements with MVPDs, and we cannot predict the outcome of potential regulatory changes to the retransmission consent regime.

We are also dependent, in significant part, on our retransmission consent agreements. A significant number of our existing retransmission consent agreements were renewed effective January 1, 2012. Our remaining retransmission consent agreements are set to expire through 2014. No assurances can be provided that we will be able to renegotiate all of such agreements on favorable terms, on a timely basis, or at all. The failure to renegotiate such agreements could have a material adverse effect on our business and results of operations.

Our ability to successfully negotiate future retransmission consent agreements may be hindered by potential legislative or regulatory charges to the framework under which these agreements are negotiated. In March 2011, the FCC issued a Notice of Proposed Rulemaking (“NPRM”) to consider changes to its rules governing the negotiation of retransmission consent agreements. The FCC concluded that it lacked statutory authority to impose mandatory arbitration or interim carriage obligations in the event of a dispute between broadcasters and pay television operators. The FCC, however, sought comment on whether it should (1) strengthen the existing regulatory provision requiring broadcasters and MVPDs to negotiate retransmission consent in “good faith,” (2) enhance notice obligations to consumers of potential disruptions in service, and/or (3) extend the prohibition on ceasing carriage of a broadcast station’s signal during an audience measurement period to DBS systems. The NPRM also questioned whether the FCC should eliminate the network non-duplication and syndicated exclusivity rules. The FCC has not yet issued a decision in this proceeding, and we cannot predict the outcome of any FCC regulatory action in this regard.

In addition, certain online video distributors and other over-the-top video providers (“OVDs”) have begun to stream broadcast programming over the Internet without the consent of the broadcast station. In one case, a federal district court issued a preliminary injunction enjoining an OVD from streaming broadcast programming because the OVD was unlikely to demonstrate that it was eligible for the statutory copyright license that provides cable operators with the requisite copyrights to retransmit broadcast programming, and in August 2012, the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”) affirmed the district court’s decision. In another case, a preliminary injunction against another entity providing access to broadcast programming over the Internet was denied where the federal district court indicated that the operator was likely to prevail in demonstrating that the leasing of equipment that enables a consumer to access broadcast programming over the Internet is not a copyright violation. That ruling has been appealed to the Second Circuit and remains pending. In 2010, the FCC’s Media Bureau, in a program access proceeding, tentatively concluded that one OVD had not shown that it was an MVPD for purposes of demonstrating eligibility for the program access rules, and in March 2012, the FCC, recognizing that the classification could have implications under the retransmission consent requirements, issued a public notice seeking comment on the proper interpretation of the term “MVPD” under FCC rules. We cannot predict the outcome of the pending litigation or of the FCC’s interpretive proceedings. However, if the courts determine that consent of the broadcast station is not required and if the FCC determines that an OVD is not an MVPD, our business and results of operations could be materially and adversely affected.

We operate in a highly competitive environment. Competition occurs on multiple levels (for audiences, programming and advertisers) and is based on a variety of factors. If we are not able to successfully compete in all relevant aspects, our revenues will be materially adversely affected.

As described elsewhere herein, television stations compete for audiences, certain programming (including news) and advertisers. Signal coverage and carriage on MVPD systems also materially affect a television station’s competitive position. With respect to audiences, stations compete primarily based on broadcast program popularity. We cannot provide any assurances as to the acceptability by audiences of any of the programs we broadcast. Further, because we compete with other broadcast stations for certain programming, we cannot provide any assurances that we will be able to obtain any desired programming at costs that we believe are reasonable. Cable-network programming, combined with increased access to cable and satellite TV, has become a significant competitor for broadcast television programming viewers. Cable networks’ viewership and advertising share have increased due to the growth in MVPD penetration (the percentage of television households that are connected to a MVPD system). Further increases in the advertising share of cable networks could materially adversely affect the advertising revenue of our television stations.

In addition, technological innovation and the resulting proliferation of programming alternatives, such as internet websites, mobile apps and wireless carriers, direct-to-consumer video distribution systems, and home entertainment systems have further fractionalized television viewing audiences and resulted in additional challenges to revenue generation.

Our inability or failure to broadcast popular programs, or otherwise maintain viewership for any reason, including as a result of significant increases in programming alternatives, could result in a lack of advertisers, or a reduction in the amount advertisers are willing to pay us to advertise, which could have a material adverse effect on our business, financial condition and results of operations.

Our dependence upon a limited number of advertising categories could adversely affect our business.

We consider broadcast advertising revenue to be revenue earned from the sale of advertisements broadcast by our stations. We derive a material portion of our non-political broadcast advertising revenue from advertisers in a limited number of industries, primarily the automotive, medical and restaurant industries. For the three and nine month periods ended September 30, 2012 and 2011, the largest contributor to our non-political broadcast advertising revenue was the automotive industry. For the three month periods ended September 30, 2012 and 2011, we derived approximately 19% and 21%, respectively, of our total broadcast advertising revenue from the automotive industry, and for the nine month periods ended September 30, 2012 and 2011, we derived approximately 20% and 21% of our total broadcast advertising revenue from this industry. Our results of operations and financial condition could be materially adversely effected if broadcast advertising revenue from the automotive, or certain other industries, such as the medical, restaurant, communications or furniture and appliances, industries, declined.

We consider political broadcast advertising revenue to be revenue earned from the sale, to political candidates, political parties and related special interest groups, of advertisements broadcast by our stations. In even numbered years, we derive a material portion of our broadcast advertising revenue from political broadcast advertisers. For the three-month periods ended September 30, 2012 and 2011, we derived approximately 29% and 8%, respectively, of our total broadcast advertising revenue from political broadcast advertisers, and for the nine-month periods ended September 30, 2012 and 2011, we derived approximately 19% and 5%, respectively, of our total broadcast advertising revenue from this group. If political broadcast advertising revenue declined, especially in an even numbered year, our results of operations and financial condition could also be materially adversely affected.

Our pension plan obligations are currently underfunded, and, if certain factors worsen, we may have to make significant cash payments to some or all of these plans, which could reduce the cash available for our business.

We have underfunded obligations under our defined benefit pension plans. The funded status of our pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets or unfavorable changes in applicable laws or regulations may materially change the timing and amount of required plan funding, which could reduce the cash available for our business. In addition, a decrease in the already historically low discount rate used to determine pension obligations could result in an increase in the valuation of pension obligations, which could affect the reported funding status of our pension plans and future contributions, as well as the periodic pension cost in subsequent fiscal years.

Any potential hostilities or terrorist attacks, or similar events leading to broadcast interruptions, may affect our revenues and results of operations.

If the United States engages in additional foreign hostilities or existing hostilities escalate, or if the United States experiences a terrorist attack or experiences any similar event resulting in interruptions to regularly scheduled broadcasting, we may lose advertising revenue and/or incur increased expenses. Lost revenue and increased expenses may be due to pre-emption, delay or cancellation of advertising campaigns, and increased costs of covering such events. We cannot predict the (i) extent or duration of any future disruption to our programming schedule, (ii) amount of advertising revenue that would be lost or delayed or (iii) amount by which our broadcasting expenses would increase as a result. Any such loss of revenue and increased expenses could negatively affect our future results of operations.

We have, in the past, incurred impairment charges on our goodwill and/or broadcast licenses, and any such future charges may have a material adverse effect on the value of our total assets.

As of September 30, 2012, the book value of our broadcast licenses was $819.2 million and the book value of our goodwill was $170.5 million, in comparison to total assets of $1.3 billion. Not less than annually, and more frequently if necessary, we are required to evaluate our goodwill and broadcast licenses to determine if the estimated fair value of these intangible assets is less than book value. If the estimated fair value of these intangible assets is less than book value, we will be required to record a non-cash expense to write-down the book value of the intangible asset to the estimated fair value. We cannot make any assurances that any required impairment charges will not have a material adverse effect on our total assets.

We may be unable to maintain or increase our internet advertising revenue, which could have a material adverse effect on our business and operating results.

We generate a portion of our advertising revenue from the sale of advertisements on our internet sites. Our ability to maintain or increase this advertising revenue is largely dependent upon the number of users actively visiting our internet sites. We also must increase user engagement with our internet sites in order to increase our advertising revenue. Because internet advertising techniques are evolving, if our technology and advertisement serving techniques do not evolve to meet the changing needs of advertisers, our advertising revenue could also decline. Changes in our business model, advertising inventory or initiatives could also cause a decrease in our internet advertising revenue.

In addition, internet advertisements are reportedly becoming a means to distribute viruses over the internet and obtain users’ private information. If this practice becomes more prevalent, it could result in consumers becoming less inclined to click through online advertisements, which could adversely affect the demand for internet advertising. We do not have long-term agreements with most of our internet advertisers. Any termination, change or decrease in our advertising relationships could have a material adverse effect on our revenue and profitability. If we do not maintain or increase our advertising revenue, our business, results of operations and financial condition could be materially adversely affected.

If we are unable to protect our domain names, our reputation and brands could be adversely affected.

We currently hold various domain name registrations relating to our brands. The registration and maintenance of domain names generally are regulated by governmental agencies and their designees. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to register or maintain relevant domain names. We may be unable, without significant cost or at all, to prevent third parties from registering domain names that are similar to, infringe upon or otherwise decrease the value of, our trademarks and other proprietary rights. Failure to protect our domain names could adversely affect our reputation and brands, and make it more difficult for users to find our websites and our services.

Risks Related to Regulatory Matters

Federal broadcasting industry regulations limit our operating flexibility.

The FCC regulates all television broadcasters, including us. We must obtain FCC approval whenever we (i) apply for a new license, (ii) seek to renew, modify or assign a license, (iii) purchase a broadcast station and/or (iv) transfer the control of one of our subsidiaries that holds a license. Our FCC licenses are critical to our operations, and we cannot operate without them. We cannot be certain that the FCC will renew these licenses in the future or approve new acquisitions, mergers, divestitures or other business activities. Our failure to renew any licenses upon the expiration of any license term could have a material adverse effect on our business.

Federal legislation and FCC rules have changed significantly in recent years and may continue to change. These changes may limit our ability to conduct our business in ways that we believe would be advantageous and may affect our operating results.

The FCC can sanction us for programming broadcast on our stations that it finds to be indecent.

Over the past several years, the FCC has increased its enforcement efforts regarding broadcast indecency and profanity. In 2006, the statutory maximum fine for broadcasting indecent material increased from $32,500 to $325,000 per incident. In June 2012, the Supreme Court decided a challenge to the FCC’s indecency enforcement without resolving the scope of the FCC’s ability to regulate broadcast content. The FCC has not yet issued any further decisions under or statements concerning its indecency enforcement authority, and the courts remain free to review the FCC’s current policy or any modifications thereto. The outcomes of these proceedings could affect future FCC policies in this area, and we are unable to predict the outcome of any such judicial proceeding, which could have a material adverse effect on our business.

The FCC’s duopoly restrictions limit our ability to own and operate multiple television stations in the same market.

The FCC’s ownership rules generally prohibit us from owning or having “attributable interests” in television stations located in the same markets in which our stations are licensed. Accordingly, those rules constrain our ability to expand in our present markets through additional station acquisitions.

The FCC’s National Television Station Ownership Rule limits the maximum number of households we can reach.

Under the FCC’s National Television Station Ownership Rule, a single television station owner may not reach more than 39 percent of U.S. households through commonly owned television stations. This rule may constrain our ability to expand through additional station acquisitions.

The FCC’s National Broadband Plan could result in the reallocation of broadcast spectrum for wireless broadband or other non-broadcast use, which could materially impair our ability to provide competitive services.

In 2010, the FCC delivered to Congress a “National Broadband Plan.” The National Broadband Plan, among other things, makes recommendations regarding the use of spectrum currently allocated to television broadcasters, including seeking the voluntary surrender of certain portions of the television broadcast spectrum and repacking the currently allocated spectrum to make portions of that spectrum available for other wireless communications services. If some or all of our television stations are required to change frequencies or reduce the amount of spectrum they use, our stations could incur substantial conversion costs, reduction or loss of over-the-air signal coverage or an inability to provide high definition programming and additional program streams, including mobile video services.

In late February 2012, Congress passed and the President signed legislation that, among other things, grants the FCC authority to conduct auctions of certain spectrum currently used by television broadcasters. These auctions would have two parts. First, the FCC would conduct a reverse auction by which a television broadcaster may volunteer, in return for payment, to relinquish its station’s spectrum by surrendering its license; relinquish part of its spectrum and thereafter share spectrum with another station; or modify a UHF channel license to a VHF channel license. Second, the FCC would conduct a forward auction of the relinquished auction to new users. The FCC must complete the reverse auction and the forward auction by September 30, 2022. To accommodate the spectrum reallocation to new users, the FCC may require that television stations that do not participate in the auction modify their transmission facilities. The legislation authorizes the FCC to reimburse stations for reasonable relocation costs up to a total across all stations of $1.75 billion. In addition, the legislation directs the FCC to use “reasonable efforts” to preserve a station’s coverage area and population served, and it prevents the FCC from requiring that a station involuntarily move from the UHF band to the VHF band or from the high VHF band to the low VHF band.

On April 27, 2012, the FCC issued a Report and Order modifying the FCC’s rules to establish a licensing framework to allow two or more broadcast stations to share a 6Mhz channel. On September 28, 2012, the FCC adopted a Notice of Proposed Rulemaking to implement an incentive auction of broadcast television spectrum. Comments on the rulemaking proposals are due on January 25, 2013, and reply comments are due on March 12, 2013. We cannot predict the likelihood, timing or outcome of any Congressional or FCC regulatory action with respect to the implementation of the National Broadband Plan, incentive auctions, or repacking of broadcast television spectrum, nor the impact of any such changes upon our business.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the offer and sale of the original notes, we and the guarantors entered into a registration rights agreement with the initial purchasers of the original notes. We are making the exchange offer to satisfy our obligations under the registration rights agreement.

Terms of the Exchange

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, exchange notes for an equal principal amount of original notes. The terms of the exchange notes are identical in all material respects to those of the original notes, except for transfer restrictions, registration rights and special interest provisions relating to the original notes that will not apply to the exchange notes. The exchange notes will be entitled to the benefits of the indenture under which the original notes were issued. See “Description of Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered or accepted for exchange. As of the date of this prospectus, $300.0 million aggregate principal amount of the original notes was outstanding. Original notes tendered in the exchange offer must be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, holders of original notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, who exchange their original notes for exchange notes pursuant to the exchange offer generally may offer the exchange notes for resale, resell the exchange notes and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes as described in “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to the registration rights agreement, to file with the SEC a registration statement (of which this prospectus forms a part) with respect to the exchange notes. If you do not exchange such original notes for exchange notes pursuant to the exchange offer, your original notes will continue to be subject to restrictions on transfer.

If any holder of the original notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes to be acquired in the exchange offer, the holder would not be able to rely on the applicable interpretations of the SEC and would be required to comply with the registration requirements of the Securities Act, except for resales made pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires on the expiration date, which is 5:00 p.m., New York City time, on                 , 2013 unless we, in our sole discretion, extend the period during which the exchange offer is open. We will keep the exchange offer open for the period required by applicable law, but in any event for at least twenty business days.

We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to U.S. Bank National Association, the exchange agent, and by public announcement communicated by no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date, unless otherwise required by applicable law or regulation, by making a release to PR Newswire or other wire service. During any extension of the exchange offer, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

The exchange date will be promptly following the expiration date. We expressly reserve the right to:

•

terminate the exchange offer and not accept for exchange any original notes for any reason, including if any of the events set forth below under “— Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

•	amend the terms of the exchange offer in any manner, whether before or after any tender of the original notes.

If any termination or material amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the original notes as promptly as practicable. Additionally, in the event of a material amendment or change in the exchange offer, which would include any waiver of a material condition hereof, we will extend the offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material amendment or change, as applicable.

Unless we terminate the exchange offer prior to the expiration date, we will exchange the exchange notes for the tendered original notes promptly after the expiration date, and will issue to the exchange agent exchange notes for original notes validly tendered, not withdrawn and accepted for exchange. Any original notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after expiration or termination of the exchange offer. See “— Acceptance of Original Notes for Exchange; Delivery of Exchange Notes.”

This prospectus and the accompanying letter of transmittal and other relevant materials will be mailed by us to record holders of original notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

Procedures for Tendering Original Notes

The tender of original notes by you pursuant to any one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

General Procedures.    For all original notes held in book-entry form, the holder must tender its original notes by means of ATOP, subject to the terms and procedures of that system. If delivery is made through ATOP, the holder must transmit an agent’s message to the exchange agent’s account at DTC. The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the holder.

For original notes held in certificated form, the holder may tender original notes by:

•

properly completing and signing the accompanying letter of transmittal or a facsimile and delivering the letter of transmittal, including all other documents required by the letter of transmittal, together with the original notes; or

•	complying with the guaranteed delivery procedures described below.

If tendered original notes in certificated form are registered in the name of the signer of the accompanying letter of transmittal and the exchange notes to be issued in exchange for those original notes are to be issued, or if a new note representing any untendered original notes is to be issued, in the name of the registered holder, the signature of the signer need not be guaranteed. In any other case, the tendered original notes in certificated form must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States or by a member firm of a national securities exchange or of the National Association of Securities Dealers, Inc. or by a member of a signature medallion program such as “STAMP.” If the exchange notes and/or original notes in certificated form not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by an eligible institution.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender original notes should contact the registered holder promptly and instruct the registered holder to tender original notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender the original notes itself, the beneficial owner must, prior to completing and executing the accompanying letter of transmittal and delivering the original notes, either make appropriate arrangements to register ownership of the original notes in the beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

A tender will be deemed to have been received as of the date when:

•	in the case of the original notes held in book-entry form, the tendering holder’s book-entry confirmation along with an agent’s message is received by the exchange agent; or

•

in the case of original notes held in certificated form, the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the holder’s original notes is received by the exchange agent; or

•	the holder has complied with the guaranteed delivery procedures described below.

Issuances of exchange notes in exchange for original notes in certificated form tendered pursuant to a notice of guaranteed delivery or letter or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and original notes and any other required documents.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of original notes will be determined by us and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions to the exchange offer or any defects or irregularities in tenders of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding.

The method of delivery of all documents is at the election and risk of the tendering holders, and delivery will be deemed made only when actually received and confirmed by the exchange agent. If the delivery is by mail, it is recommended that registered mail properly insured with return receipt requested be used and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to ensure delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or other document should be sent to us. Beneficial owners may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Book-Entry Transfer.    The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer within two business days after this prospectus is first mailed to holders, and any financial institution that is a participant in DTC may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

Guaranteed Delivery Procedures.    A holder of original notes in book-entry form seeking to guarantee delivery of its original notes must do so by means of ATOP in accordance with the terms and procedures of that program. If the original notes are held in certificated form and are not immediately available, a tender may be effected if the exchange agent has received at its office a letter or facsimile transmission from an eligible institution setting forth the name and address of the tendering holder, the names in which the original notes are registered, the principal amount of the original notes being tendered and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the expiration date a properly completed and duly executed letter of transmittal and any other required documents together with the certificates for all physically tendered original notes in proper form for transfer, will be delivered by the eligible institution to the exchange agent in accordance with the procedures outlined above. Unless original notes being tendered by the above-described method are deposited with the exchange agent within the time period set forth above and accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may, at our option, reject the tender. Additional copies of a notice of guaranteed delivery which may be used by eligible institutions for the purposes described in this paragraph are available from the exchange agent.

Terms and Conditions Contained in the Letter of Transmittal

The accompanying letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer. Holders of original notes held in book-entry form should not submit a letter of transmittal. However, all holders who exchange their original notes held in book-entry form for exchange notes in accordance with the procedures outlined above will be deemed to have acknowledged receipt of, and agreed to be bound by, and to have made all of the representations and warranties contained in the letter of transmittal.

The transferring party tendering original notes for exchange will be deemed to have exchanged, assigned and transferred the original notes to us and irrevocably constituted and appointed the exchange agent as the transferor’s agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The transferor will be required to represent and warrant that it has full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of the tendered original notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, other than restrictions on transfer, charges and encumbrances and that the tendered original notes are not and will not be subject to any adverse claim. The transferor will be required to also agree that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The transferor will be required to agree that acceptance of any tendered original notes by us and the issuance of exchange notes in exchange for tendered and accepted original notes will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

By tendering original notes and executing the accompanying letter of transmittal, the transferor certifies that:

•

it is not an affiliate of ours or our subsidiaries or, if the transferor is an affiliate of ours or our subsidiaries, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the registered holder;

•	the transferor has not entered into an arrangement or understanding with any other person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes;

•	the transferor is not a broker-dealer who purchased the original notes for resale pursuant to an exemption under the Securities Act; and

•	the transferor will be able to trade the exchange notes acquired in the exchange offer without restriction under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Withdrawal Rights

Original notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the accompanying letter of transmittal not later than 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must specify the person named in the letter of transmittal as having tendered original notes to be withdrawn, the principal amount of original notes to be withdrawn, that the holder is withdrawing its election to have such original notes exchanged and the name of the registered holder of the original notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the ownership of the original notes being withdrawn. Properly withdrawn original notes may be retendered by following one of the procedures described under “— Procedures for Tendering Original Notes” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of DTC. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered original notes when and if we have given written notice to the exchange agent.

The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above will be credited to an account maintained by the holder with DTC for the original notes, promptly after withdrawal, rejection of tender or termination of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to issue exchange notes in exchange for any properly tendered original notes not previously accepted and may terminate the exchange offer, by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, to PR Newswire or other wire service, or, at our option, modify or otherwise amend the exchange offer, if, in our reasonable determination:

•

there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or of the SEC:

•	seeking to restrain or prohibit the making or consummation of the exchange offer;

•	assessing or seeking any damages as a result thereof; or

•	resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes pursuant to the exchange offer; or

•	the exchange offer violates any applicable law or any applicable interpretation of the staff of the SEC.

These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right that may be asserted at any time or from time to time. We reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the exchange offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus is a part, or with respect to the qualification of the indenture under which the original notes were issued under the Trust Indenture Act, as amended.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus, the accompanying letter of transmittal or a notice of guaranteed delivery, should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail, Overnight Courier or Hand Delivery:	Facsimile Transmission Number:	Confirm by Telephone or for Information:
U.S. Bank National Association West Side Flats Operations Center Attn: Specialized Finance 60 Livingston Avenue Mail Station — EP-MN-WS2N St. Paul MN 55107-2292	(651) 495-8158 Attention: Specialized Finance	(800) 934-6802

DELIVERY OF THE ACCOMPANYING LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

The exchange agent also acts as trustee under the indenture under which the original notes were issued and the exchange notes will be issued.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and we will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for actual and reasonable out-of-pocket expenses. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the exchange offer in any jurisdiction. In any jurisdiction where its securities laws or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Appraisal Rights

You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Accounting Treatment

The exchange notes will be recorded at the carrying value of the original notes as reflected on our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the exchange of exchange notes for original notes. Creditor fees incurred in connection with the issuance of the exchange notes will be amortized over the term of the exchange notes. Third party fees will be expensed.

Transfer Taxes

If you tender your original notes, you will not be obligated to pay any transfer taxes in connection with the exchange offer unless you instruct us to register exchange notes in the name of, or request original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered holder, in which case you will be responsible for the payment of any applicable transfer tax.

Income Tax Considerations

We advise you to consult your own tax advisers as to your particular circumstances and the effects of any state, local or foreign tax laws to which you may be subject.

The discussion herein is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder, in each case as in effect on the date of this prospectus, all of which are subject to change.

The exchange of an original note for an exchange note will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each exchange note received as you had immediately prior to the exchange in the corresponding original note surrendered. See “U.S. Federal Income Tax Considerations” for more information.

Consequences of Failure to Exchange

As a consequence of the offer or sale of the original notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of original notes who do not exchange original notes for exchange notes in the exchange offer will continue to be subject to the restrictions on transfer of the original notes. In general, the original notes may not be offered or sold unless such offers and sales are registered under the Securities Act, or exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the original notes and the absence of similar restrictions applicable to the exchange notes, it is highly likely that the market, if any, for original notes will be relatively less liquid than the market for exchange notes. Consequently, holders of original notes who do not participate in the exchange offer could experience significant diminution in the value of their original notes compared to the value of the exchange notes.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009		2008		2007
Ratio of earnings to fixed charges(1)	1.84	1.04	1.14	—	(2)	—	(2)	—	(2)

(1)	For purposes of this ratio:

The term “fixed charges” means the sum of: (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) an estimate of the interest within rental expense, and (iv) preference security dividend requirements of consolidated securities.

The term “preference security dividend” is the amount of pre-tax earnings required to pay the dividends on outstanding preference securities. The dividend requirement is computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).

The term “earnings” is the amount resulting from adding and subtracting the following items. We add the following: (i) pre-tax income from continuing operations; (ii) fixed charges; (iii) amortization of capitalized interest; (iv) distributed income of equity investees; and (v) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, we subtract the following: (i) interest capitalized and (ii) preference security dividend requirements of consolidated subsidiaries.

(2)	For the years ended December 31, 2009, 2008 and 2007, earnings were inadequate to cover fixed charges by approximately $59.9 million, $323.2 million and $38.2 million, respectively.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement relating to the original notes. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal principal amount of outstanding original notes. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the original notes, except with respect to the transfer restrictions and registration rights and related special interest provisions relating to the original notes. The original notes surrendered in exchange for the exchange notes will be retired and cannot be reissued.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2012, on and actual basis and as adjusted to give effect to the issuance of the original notes and our use of proceeds therefrom, our entry into the 2012 senior credit facility and our completion of the Tender Offer and the Redemption. This table should be read in conjunction with “Selected Consolidated Financial and Other Data” as well as the consolidated financial statements, and notes thereto, included elsewhere in or incorporated by reference into this prospectus.

	As of September 30, 2012 (unaudited)
	Actual	As Adjusted
	(Dollars in millions)
Cash(1)(2)	$45.7	$34.9

Long-term debt (including current portion):
2007 senior credit facility:
Revolving credit facility	$—	$—
Term loans	459.4	—
2012 senior credit facility(2):
Revolving credit facility	—	—
Term loan	—	555.0
10 1/2% senior secured second lien notes due 2015, at par value(3)	365.0	—
Original notes(4)	—	300.0

Long-term debt (including current portion)	$824.4	$855.0
Less current portion of long-term debt	(4.8)	(5.6)

Total long-term debt	819.6	849.4
Series D perpetual preferred stock (at liquidation value, including accrued dividends)(5)	22.6	—
Total stockholders’ equity(6)	149.9	149.9

Total capitalization	$992.1	$999.3

(1)	Subsequent to September 30, 2012, the Company paid certain costs and fees to complete the Tender Offer and Redemption, including $18.6 million in Tender Offer premiums, $11.2 million in Redemption premiums, $10.8 million in accrued interest and $0.5 million in fees. These amounts were funded from cash on hand, including cash generated from operations subsequent to September 30, 2012. In order to avoid the presentation of a negative cash balance at September 30, 2012 on an as adjusted basis, the as adjusted column reflects the Company’s actual cash balance as of November 13, 2012 (the date of payment of all amounts to complete the Redemption), giving effect to all such payments.

(2)	The 2012 senior credit facility provides total commitments of $595.0 million, consisting of the $40.0 million New Revolving Credit Facility and the $555.0 million New Term Loan.

(3)	On September 24, 2012, we commenced the Tender Offer for up to $268.5 million of outstanding 2015 notes, and repurchased approximately $222.6 million in aggregate principal amount of 2015 notes thereunder. The Tender Offer expired on October 22, 2012. We completed the Redemption of the remaining 2015 notes on November 13, 2012.

(4)	Represents the principal amount of original notes, excluding any offering discount.

(5)	At September 30, 2012, the outstanding shares of Series D perpetual preferred stock had a liquidation value of $13.6 million and accrued dividends of $9.0 million. On October 9, 2012, we repurchased the remaining 136.45 shares of our then-outstanding Series D perpetual preferred stock at their liquidation value of $13.6 million and also paid $9.0 million in accrued dividends related thereto.

(6)	Excludes losses on early extinguishment of debt, net of any estimated income tax benefit, that the Company anticipates it will record in the quarter ending December 31, 2012 related to the completion of the Tender Offer and Redemption, and the amendment and restatement of the 2007 senior credit facility.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the following selected consolidated financial and other data as of and for each of the years ended December 31, 2011, 2010 and 2009 from our audited consolidated financial statements and related notes, and as of and for the nine months ended September 30, 2012 and 2011 from our unaudited condensed consolidated financial statements, each of which (other than data as of December 31, 2009) is incorporated by reference into this prospectus. We have derived the following selected consolidated financial and other data as of and for the years ended December 31, 2008 and 2007 from our audited consolidated financial statements and related notes, which are not included or incorporated by reference into this prospectus. You should not consider the results for the nine month periods, or financial condition as of any such dates, to be indicative of our results or financial condition to be expected for or as of any other interim period or any full year period. The selected consolidated financial and other data below as of and for each of the nine months ended September 30, 2012 and 2011, and for each of the years ended December 31, 2011, 2010 and 2009 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, included elsewhere in or incorporated by reference into this prospectus.

	Year Ended December 31,					Nine Months Ended September 30, (unaudited)
	2011	2010	2009	2008	2007	2012	2011
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenues (less agency commissions)(1)	$307,131	$346,058	$270,374	$327,176	$307,288	$278,244	$222,461
Impairment of goodwill and broadcast licenses(2)	—	—	—	338,681	—	—	—
Operating income (loss)	75,348	106,960	43,079	(258,895)	53,376	94,930	48,756
Loss on early extinguishment of debt(3)	—	(349)	(8,352)	—	(22,853)	—	—
Net income (loss)	9,035	23,163	(23,047)	(202,016)	(23,151)	30,238	1,460
Net income (loss) attributable to common stockholders	1,795	8,581	(40,166)	(208,609)	(24,777)	26,647	(4,074)
Net income (loss) attributable to common stockholders per common share:
Basic	0.03	0.16	(0.83)	(4.32)	(0.52)	0.47	(0.07)
Diluted	0.03	0.16	(0.83)	(4.32)	(0.52)	0.47	(0.07)
Cash dividends declared per common share(4)	—	—	—	0.09	0.12	—	—
Balance Sheet Data (at end of period):
Total assets	$1,233,980	$1,242,293	$1,245,739	$1,278,265	$1,625,969	$1,274,000	$1,237,629
Long-term debt (including current portion)	832,233	826,704	791,809	800,380	925,000	820,632	824,101
Long-term accrued facility fee(5)	—	—	18,307	—	—	—	—
Redeemable preferred stock(6)	24,841	37,181	93,386	92,183	—	13,199	31,330
Total stockholders’ equity	122,953	129,407	93,620	117,107	337,845	149,943	125,458

(1)	Our revenues fluctuate significantly between years, consistent with, among other things, increased political advertising expenditures in even-numbered years.

(2)

In the year ended December 31, 2008, we recorded a non-cash impairment expense of $338.7 million resulting from a write down of $98.6 million in the carrying value of our goodwill and a write down of $240.1 million in the carrying value of our broadcast licenses. The write-down of our goodwill and broadcast licenses related to seven stations and 23 stations, respectively. As of the testing date of December 31, 2008, we believed events had occurred and circumstances changed that more likely than not reduced the fair value of our broadcast licenses and goodwill below their carrying amounts. These events, which accelerated in the fourth quarter of 2008, included: (i) the continued decline of the price of our common stock and Class A common stock; (ii) the decline in the then-current selling prices of television stations; (iii) the decline in local and national advertising revenues excluding political advertising revenue; and (iv) the decline in the operating profit margins of some of our stations.

(3)	In 2010 and 2009, we recorded losses on early extinguishment of debt related to amendments to our 2007 senior credit facility. In 2007, we recorded a loss on early extinguishment of debt related to the refinancing of our 2007 senior credit facility and the redemption of our 9.25% Senior Subordinated Notes due 2011.

(4)	Cash dividends for 2007 include cash dividends of $0.03 per share approved in the fourth quarter of 2007 and paid in the first quarter of 2008.

(5)	On March 31, 2009, we amended our 2007 senior credit facility. Effective on that date, we began to incur an annual facility fee equal to 3% multiplied by the outstanding balance under our senior credit facility. Effective as of April 29, 2010, the accrued facility fee was reduced to 0.75%. Effective April 21, 2011, the facility fee was reduced to 0%. In 2009, we deferred payment of the facility fee as permitted under the 2007 senior credit facility. In 2010, we paid the accumulated deferred facility fee in full and from that time and until April 21, 2011, we paid the facility fee as incurred. See Note 2. “Long-term Debt” of our notes to our audited consolidated financial statements incorporated by reference into this prospectus for further information regarding the accrued facility fee.

(6)	On May 22, 2007, we redeemed all outstanding shares of our Series C Preferred Stock.

During 2008, we issued 1,000 shares of our Series D perpetual preferred stock, resulting in net cash proceeds of approximately $91.6 million, after a 5.0% original issue discount, transaction fees and expenses. The $8.4 million of original issue discount, transaction fees and expenses are being accreted over a seven-year period ending June 30, 2015. We used a majority of the net proceeds from these issuances to reduce our outstanding debt balance by $88.0 million during 2008. The Series D perpetual preferred stock had a liquidation value of $100,000 per share.

On July 31, 2012, we repurchased approximately $12.3 million in face value of our Series D perpetual preferred stock and paid $7.7 million in accrued dividends related thereto. On October 9, 2012, we repurchased the remaining 136.45 shares of our then-outstanding Series D perpetual preferred stock at their liquidation value of $13.6 million and also paid $9.0 million in accrued dividends related thereto. In 2011, we repurchased approximately $13.4 million in face value of our Series D perpetual preferred stock and paid $6.6 million in accrued dividends related thereto. In 2010, we repurchased approximately $60.7 million in face value of our Series D perpetual preferred stock, and paid $14.9 million in accrued dividends thereon, in exchange for $50.0 million in cash and 8.5 million shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Introduction

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus.

Overview

We are a television broadcast company headquartered in Atlanta, GA, which owns and operates television stations broadcasting 40 primary channels and 45 secondary channels in 30 television markets. Nineteen of our primary channels and one secondary channel are affiliated with the CBS, ten primary channels are affiliated with the NBC, eight primary channels and one secondary channel are affiliated with the ABC, and three primary channels and two secondary channels are affiliated with the FOX. We also broadcast secondary channels that are affiliated with networks other than those listed above such as the CW, MyNet, USN, TCN, This TV and MeTV networks. In addition to our affiliated secondary channels, we broadcast eleven local news/weather channels in certain of our existing markets. We created our secondary channels to better utilize our excess broadcast spectrum. Our secondary channels are similar to our primary channels; however within a market, our secondary channels are affiliated with networks different from those affiliated with our primary channels. Our combined TV station group reaches approximately 6.2% of total United States households.

Television Industry Background

The FCC grants broadcast licenses to television stations. Historically, there have been a limited number of channels available for broadcasting in any one geographic area.

Television station revenue is derived primarily from local, regional and national advertising. Television station revenue is derived to a much lesser extent from retransmission consent fees; network compensation; studio and tower space rental; and commercial production activities. “Advertising” refers primarily to advertisements broadcast by television stations, but it also includes advertisements placed on a television station’s website and sponsorships of television programming and off-line content (such as email messages, mobile applications, and other electronic content distributed by stations). Advertising rates are based upon: (i) the size of a station’s market, (ii) a station’s overall ratings, (iii) a program’s popularity among targeted viewers, (iv) the number of advertisers competing for available time, (v) the demographic makeup of the station’s market, (vi) the availability of alternative advertising media in the market, (vii) the presence of effective sales forces and (viii) the development of projects, features and programs that tie advertiser messages to programming. Rates can also be determined in part by a station’s overall ratings and in-market share, as well as the station’s ratings and market share among particular demographic groups that an advertiser may be targeting. The sizes of advertisers’ budgets, which can be affected by broad economic trends, can affect the broadcast industry in general and the revenues of individual broadcast television stations.

Cyclicality and Seasonality

Because broadcast stations like ours rely on advertising revenues, they are sensitive to cyclical changes in the economy. As a result, our non-political advertising revenue was significantly negatively affected during the recent economic recession, but improved along with the general economic environment in 2011 and has continued to improve in 2012.

Broadcast advertising revenues are generally highest in the second and fourth quarters each year. This seasonality results partly from increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Broadcast advertising revenues are also typically higher in even-numbered years due to spending by political candidates, political parties and special interest groups. This political advertising spending typically is heaviest during the fourth quarter.

We consider broadcast advertising revenue to be revenue earned from the sale of advertisements broadcast by our stations. We derive a material portion of our non-political broadcast advertising revenue from advertisers in a limited number of industries, primarily the automotive, medical and restaurant industries. For the three and nine month period ended September 30, 2012 and 2011, the largest contributor to our non-political broadcast advertising revenue was the automotive industry. For the three month periods ended September 30, 2012 and 2011, we derived approximately 19% and 21%, respectively, of our total broadcast advertising revenue from the automotive industry, and for the nine month periods ended September 30, 2012 and 2011, we derived approximately 20% and 21% of our total broadcast advertising revenue from this industry. Our results of operations and financial condition could be materially adversely effected if broadcast advertising revenue from the automotive, or certain other industries, such as the medical, restaurant, communications or furniture and appliances, industries, declined.

Please see our “Results of Operations” and “Liquidity and Capital Resources” sections below for further discussion of our operating results.

Recent Refinancing Developments

As previously disclosed, during and following the completion of the three months ended September 30, 2012, we undertook a number of significant financing transactions intended to simplify and strengthen our capital structure and balance sheet. These transactions included:

•	completing the repurchase of all of our outstanding Series D perpetual preferred stock;

•	completing the offer and sale of the original notes;

•

completing the Tender Offer pursuant to which we repurchased $222.6 million of our 2015 notes, and the Redemption of the 2015 notes that remained outstanding following the completion of the Tender Offer; and

•	repaying all amounts outstanding under the 2007 senior credit facility and entering into the 2012 senior credit facility.

Effect of Refinancing Transactions on our Long-term Debt

As of November 13, 2012, after completing the Redemption, our long-term debt at face value, including current portion, was $855.0 million, consisting of a $555.0 million New Term Loan, which matures in 2019, and $300.0 million in aggregate principal amount of the original notes. The weighted average interest rate on our long-term debt is 5.7% per annum.

Revenue

Set forth below are the principal types of revenue, less agency commissions, earned by us for the periods indicated and the percentage contribution of each to our total revenue. Certain categories of revenue presented in the tables below for the years ended December 31, 2011, 2010 and 2009 have been reclassified to conform to the presentation used for the three and nine month periods ended September 30, 2012 and 2011. Total revenue did not change as a result of these reclassifications (dollars in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2012		2011		2012		2011
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Revenue:
Local	$46,670	45.4%	$44,711	58.4%	$140,962	50.7%	$136,261	61.3%
National	14,341	13.9%	13,786	18.0%	41,668	15.0%	40,189	18.1%
Internet	6,369	6.2%	5,213	6.8%	18,420	6.6%	14,325	6.4%
Political	24,508	23.8%	5,243	6.9%	42,605	15.3%	8,940	4.0%
Retransmission consent	8,518	8.3%	5,162	6.7%	25,275	9.1%	15,264	6.9%
Other	1,923	1.9%	1,853	2.4%	7,419	2.7%	5,832	2.6%
Consulting	550	0.5%	550	0.8%	1,895	0.6%	1,650	0.7%

Total	$102,879	100.0%	$76,518	100.0%	$278,244	100.0%	$222,461	100.0%

	Year Ended December 31,
	2011		2010		2009
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Revenue:
Local	$187,029	60.9%	$183,177	52.9%	$170,813	63.2%
National	56,335	18.3%	57,649	16.7%	53,892	19.9%
Internet	20,081	6.5%	13,401	3.9%	11,413	4.2%
Political	13,491	4.4%	57,552	16.6%	9,976	3.7%
Retransmission consent	20,227	6.6%	18,774	5.4%	15,645	5.8%
Other	7,768	2.5%	8,008	2.4%	7,772	2.8%
Consulting	2,200	0.8%	7,497	2.1%	863	0.4%

Total	$307,131	100.0%	$346,058	100.0%	$270,374	100.0%

Risk Factors

The broadcast television industry is reliant primarily on advertising revenues and faces increased competition. For a discussion of certain other presently known, significant factors that may affect our business, see “Risk Factors.”

Results of Operations

Three Months Ended September 30, 2012 (“2012 three-month period”) Compared To Three Months Ended September 30, 2011, (“2011 three-month period”)

Revenue

Total revenue increased $26.4 million, or 34%, to $102.9 million in the 2012 three-month period due primarily to increased political advertising, retransmission consent, local advertising, national advertising, internet advertising, and other revenue. Political advertising revenue increased $19.3 million, or 367%, to $24.5 million, reflecting increased advertising from political candidates and special interest groups during the “on year” of the two-year political advertising cycle. Retransmission consent revenue increased $3.4 million, or 65%, to $8.5 million primarily due to the improved terms of our retransmission contracts compared to terms in effect during the 2011 three-month period. A significant portion of our retransmission consent contracts expired in 2011 and we were able to renew substantially all of these contracts under terms more favorable to Gray, which resulted in increased revenue in the 2012 three-month period compared to the 2011 three-month period.

Local advertising revenue increased approximately $2.0 million, or 4%, to $46.7 million. National advertising revenue increased approximately $0.6 million, or 4%, to $14.3 million. Internet advertising revenue increased $1.2 million, or 22%, to $6.4 million. Revenue increased due to increased spending by advertisers in a gradually improving economic environment and our broadcast of the 2012 Summer Olympics. During the 2012 three-month period, we earned approximately $4.0 million of revenue from local and national advertisers and $1.1 million of revenue from political advertisers during the broadcast of the 2012 Summer Olympics on our ten primary NBC stations. There were no Olympic games during 2011. Our five largest nonpolitical advertising categories on a combined local and national basis by customer type for the 2012 three-month period demonstrated the following changes in revenue during the 2012 three-month period compared to the 2011 three-month period: automotive increased 25%; medical increased 17%; restaurant decreased 13%; communications decreased 4%; and furniture and appliances increased 12%. While our internet advertising revenue has also benefited from an improved economy, we continue to focus on and invest resources into our internet sales efforts, which have also resulted in increased internet revenue. We earned consulting revenue of $0.6 million in the 2012 and 2011 three-month periods under our agreement with Young Broadcasting, Inc. (“Young”). This agreement expires on December 31, 2012.

Broadcast expenses

Broadcast expenses (before depreciation, amortization and loss or (gain) on disposal of assets) increased $3.4 million, or 7%, to $52.0 million in the 2012 three-month period, due primarily to increases in compensation expense of $1.2 million and non-compensation expense of $2.1 million. Compensation expense increased primarily due to increases in salaries, incentive compensation and pension expenses. Non-compensation expense increased primarily due to an increase in programming costs and national sales commissions. As of September 30, 2012 and 2011, we employed 2,062 and 2,088 total employees, respectively, in our broadcast operations.

Corporate and administrative expenses

Corporate and administrative expenses (before depreciation, amortization and loss or (gain) on disposal of assets) decreased $0.1 million, or 2%, to $4.0 million in the 2012 three-month period. The decrease was due primarily to a decrease in non-compensation expense of $0.3 million partially offset by an increase in compensation expense of $0.2 million. Compensation expense increased primarily due to increases in salaries, incentive compensation, pension and stock-based compensation expense. We recorded non-cash stock-based compensation expense during the three-month periods ended September 30, 2012 and 2011 of $170,000 and $34,000, respectively. Non-cash stock-based compensation expense increased due to the grant of additional equity incentive awards during 2012.

Depreciation

Depreciation of property and equipment decreased $0.8 million, or 12%, to $5.7 million during the 2012 three-month period compared to the 2011 three-month period. Depreciation decreased due to a greater amount of property and equipment becoming fully depreciated compared to the amount of property and equipment being placed in service during the 2012 three-month period.

Loss (gain) on disposal of assets

Loss (gain) on disposal of assets decreased $1.1 million during the 2012 three-month period as compared to the 2011 three-month period. On March 22, 2011, our primary broadcast tower for WEAU-TV, our station which serves the La Crosse – Eau Claire, Wisconsin market, collapsed during inclement weather. Our loss of property due to the tower collapse was covered by insurance. We recorded a gain on disposal on the old tower of $1.1 million during the 2011 three-month period. We did not record a similar gain in the 2012 three-month period.

Interest expense

Interest expense was approximately $15.2 million for each of the 2012 and 2011 three-month periods. Our average debt balance was $825.2 million and $830.4 million during the 2012 and 2011 three-month periods, respectively. The average interest rate on our total debt balances was approximately 7.0% and 6.9% during each of the 2012 and 2011 three-month periods, respectively.

Income tax expense

We recognized income tax expense of $10.0 million and $1.1 million for the 2012 and 2011 three-month periods, respectively. For the 2012 and 2011 three-month periods, our effective income tax rate was 38.7% and 35.1%, respectively. We estimate our differences between taxable income and recorded income on an annual basis. Our tax provision for each quarter is based upon these full year projections which are revised each reporting period. These projections incorporate estimates of permanent differences between U.S. GAAP income and taxable income, state income taxes and adjustments to our liability for unrecognized tax benefits. Our effective income tax rate for the 2012 three-month period as compared to the 2011 three-month period increased primarily due to a larger reduction, relative to pre-tax U.S. GAAP income, in our estimated liability for unrecognized tax benefits in the 2011 three-month period as compared to the 2012 three-month period.

Preferred stock dividends

Preferred stock dividends decreased $0.7 million, or 37%, to $1.2 million for the 2012 three-month period. Preferred stock dividends decreased due to fewer shares of our Series D Perpetual Preferred Stock being outstanding during the 2012 three-month period compared to the 2011 three-month period.

Nine Months Ended September 30, 2012 (“2012 nine-month period”) Compared To Nine Months Ended September 30, 2011 (“2011 nine-month period”)

Revenue

Total revenue increased $55.8 million, or 25%, to $278.2 million in the 2012 nine-month period due to increased political advertising, retransmission consent, local advertising, national advertising, internet advertising, and other revenue. Political advertising revenue increased $33.7 million, or 377%, to $42.6 million, reflecting increased advertising from political candidates and special interest groups during the “on year” of the two-year political advertising cycle. Our political advertising revenue also increased due to additional advertising related to a special election to recall the Governor of Wisconsin, where we have three television stations. Retransmission consent revenue increased $10.0 million, or 66%, to $25.3 million in the 2012 nine-month period compared to the 2011 nine-month period primarily due to the improved terms of our retransmission contracts compared to the terms in effect during the 2011 nine-month period. A significant portion of our retransmission consent contracts expired in 2011 and we were able to renew substantially all of these contracts under terms more favorable to Gray, which resulted in increased revenue in the 2012 nine-month period compared to the 2011 nine-month period.

Local advertising revenue increased approximately $4.7 million, or 3%, to $141.0 million. National advertising revenue increased approximately $1.5 million, or 4%, to $41.7 million. Internet advertising revenue increased $4.1 million, or 29%, to $18.4 million. Revenue increased due to increased spending by advertisers in a gradually improving economic environment and our broadcast of the 2012 Summer Olympics. During the 2012 nine-month period, we earned approximately $4.0 million of revenue from local and national advertisers and $1.1 million of revenue from political advertisers during the broadcast of the 2012 Summer Olympics on our ten primary NBC stations. There were no Olympic games during 2011. In addition, local and national advertising revenue was positively influenced by the broadcast of the 2012 Super Bowl on our ten primary NBC channels, earning us approximately $0.8 million, an increase of approximately $0.6 million compared to the broadcast of the 2011 Super Bowl on our then one primary FOX-affiliated channel and then four secondary digital FOX-affiliated channels, which earned us approximately $0.2 million. Our five largest nonpolitical advertising categories on a combined local and national basis by customer type for the 2012 nine-month period demonstrated the following changes in revenue during the 2012 nine-month period compared to the 2011 nine-month period: automotive increased 18%; medical increased 13%; restaurant decreased 4%; communications increased 5%; and furniture and appliances increased 7%. While our internet advertising revenue has also benefited from an improved economy, we continue to focus on and invest resources into our internet sales efforts, which have also resulted in increased internet revenue.

Other revenue increased $1.6 million, or 27%, to $7.4 million in the 2012 nine-month period compared to the 2011 nine-month period due primarily to the receipt of certain copyright royalty payments. If any similar copyright royalty payments are received in future periods, they are likely to recur in lower amounts. We earned consulting revenue of $1.9 million and $1.7 million in the 2012 and 2011 nine-month periods, respectively, from our agreement with Young.

Broadcast expenses

Broadcast expenses (before depreciation, amortization and gain on disposal of assets) increased $10.8 million, or 7%, to $155.6 million in the 2012 nine-month period, due primarily to an increase in compensation expense of $5.2 million and non-compensation expense of $5.7 million. Compensation expense increased primarily due to increases in salaries, incentive compensation and pension expenses. Non-compensation expense increased primarily due to an increase in programming costs and national sales commissions.

Corporate and administrative expenses

Corporate and administrative expenses (before depreciation, amortization and gain on disposal of assets) increased $0.2 million, or 2%, to $10.7 million for the 2012 nine-month period. The increase was due primarily to an increase in compensation expense of $0.7 million, partially offset by a decrease in non-compensation expense of $0.5 million. Compensation expense increased primarily due to increases in salaries, incentive compensation, pension and stock-based compensation expense. We recorded non-cash stock-based compensation expense during the nine-month periods ended September 30, 2012 and 2011 of $324,000 and $102,000, respectively. Non-cash stock based compensation expense increased due to the grant of additional equity incentive awards during the 2012 nine-month period.

Depreciation

Depreciation of property and equipment decreased $2.8 million, or 14%, to $17.3 million for the 2012 nine-month period. Depreciation decreased due to a greater amount of property and equipment becoming fully depreciated compared to the amount of property and equipment being placed in service during the 2012 nine-month period.

Gain on disposal of assets

Gain on disposal of assets decreased $1.4 million to $0.5 million during the 2012 nine-month period as compared to the 2011 nine-month period. On March 22, 2011, our primary broadcast tower for WEAU-TV, our station which serves the La Crosse – Eau Claire, Wisconsin market, collapsed during inclement weather. Our loss of property due to the tower collapse was covered by insurance. We recorded a gain on disposal on the old tower of $0.7 million and $1.9 million during the 2012 and 2011 nine-month periods, respectively. The decrease in gains recorded on the disposal of the WEAU-TV tower were partially offset by increases in losses recorded upon the disposal of certain equipment during the 2012 and 2011 nine-month periods.

Interest expense

Interest expense decreased $1.1 million, or 2%, to $45.4 million for the 2012 nine-month period. Interest expense decreased due to a decrease in average interest rates and average principal outstanding. Our average debt balance was $827.2 million and $831.3 million during the 2012 and 2011 nine-month periods, respectively. The average interest rates on our total debt balances were 7.0% and 7.1% during the 2012 and 2011 nine-month periods, respectively.

Income tax expense

We recognized income tax expense of $19.3 million and $0.8 million in the 2012 and 2011 nine-month periods, respectively. For the 2012 and 2011 nine-month periods, our effective income tax rate was 38.9% and 35.1%, respectively. We estimate our differences between taxable income and recorded income on an annual basis. Our tax provision for each quarter is based upon these full year projections which are revised each reporting period. These projections incorporate estimates of permanent differences between U.S. GAAP income and taxable income, state income taxes and adjustments to our liability for unrecognized tax benefits. Our effective income tax rate for the 2012 nine-month period as compared to the 2011 nine-month period increased primarily due to a larger reduction, relative to pre-tax U.S. GAAP income, in our estimated liability for unrecognized tax benefits in the 2011 nine-month period as compared to the 2012 nine-month period.

Preferred stock dividends

Preferred stock dividends decreased $1.9 million, or 35%, to $3.6 million for the 2012 nine-month period. The decrease in the dividend was due to fewer shares of our Series D Perpetual Preferred Stock being outstanding during the 2012 nine-month period compared to the 2011 nine-month period.

Year Ended December 31, 2011 (“2011”) Compared to Year Ended December 31, 2010 (“2010”)

Revenue

Total revenue decreased $38.9 million, or 11%, to $307.1 million for 2011 compared to 2010 reflecting decreased political and national advertising revenue and consulting revenue, partially offset by increased local and internet advertising revenue and retransmission consent revenue. Political advertising revenue decreased $44.1 million, or 77%, to $13.5 million reflecting decreased advertising from political candidates and special interest groups during the “off year” of the two-year political advertising cycle. National advertising revenue, excluding political advertising revenue, decreased $1.3 million, or 2%, to $56.3 million. Local advertising revenue, excluding political advertising revenue, increased $3.9 million, or 2%, to $187.0 million. Internet advertising revenue increased $6.7 million, or 50%, to $20.1 million. Local and internet advertising revenue as compared to 2010 benefitted from increased spending by advertisers in an improving economic environment. Our national advertising revenue also benefited from an improving economy, but national advertising revenue decreased primarily due to the change in the broadcast network carrying the Super Bowl in 2011 to FOX from CBS and the lack of Olympic Games coverage in 2011. These events did not have as large a negative effect upon our local and internet advertising revenue as they did on our national advertising revenue and, as a result, we were able to grow our local and internet advertising revenue. Net advertising revenue associated with the broadcast of the 2011 Super Bowl on our then-one primary FOX-affiliated channel and then-four secondary FOX-affiliated channels approximated $0.2 million, which was a decrease from approximately $0.9 million earned in 2010 on our then-seventeen CBS-affiliated channels. In addition, results in 2010 benefited from approximately $2.8 million of net revenues earned from the broadcast of the 2010 Winter Olympic Games on our NBC-affiliated channels. There was no corresponding broadcast of Olympic Games during 2011. Our national advertising revenue also decreased in 2011, in part, due to natural disasters affecting the operations of Japanese auto manufacturers. Our five largest local and national advertising categories on a combined local and national basis by customer type for 2011 demonstrated the following changes during 2011 compared to 2010: automotive increased 6%; restaurant increased 1%; medical increased 12%; communications increased 3%; and furniture and appliances increased 7%. Retransmission consent revenue increased $1.5 million, or 8%, to $20.2 million due to the improved terms of our retransmission contracts and an increase in the number of subscribers in 2011 compared to 2010. We continued to earn consulting revenue from our agreement with Young. Our consulting revenue from this agreement includes a fixed base component and an incentive component that is based upon Young’s actual results. We recorded base consulting revenue of $2.2 million for each of 2011 and 2010. Pursuant to the terms of the consulting agreement, we recorded incentive consulting revenue of $0.0 million and $5.3 million for 2011 and 2010, respectively.

Broadcast expenses

Broadcast expenses (before depreciation, amortization and gain on disposal of assets) decreased $2.2 million, or 1%, to $194.2 million for 2011 compared to 2010 due primarily to a decrease in non-compensation expense of $3.1 million, partially offset by an increase in compensation expense of $0.9 million. Compensation expense increased primarily due to an increase in health care expense of $1.1 million due to increased claims activity. Non-compensation expense decreased primarily due to decreases in syndicated programming expense and national sales commission expense related to the reduction in political and national advertising revenue.

Corporate and administrative expenses

Corporate and administrative expenses (before depreciation, amortization and gain on disposal of assets) increased $0.6 million, or 5%, to $14.2 million during 2011 as compared to 2010. The increase was due primarily to an increase in non-compensation expense of $1.3 million, partially offset by a decrease in compensation expense of $0.7 million. Compensation expense decreased primarily due to a decrease in bonus compensation expense. The decrease in bonus compensation expense was due primarily to $1.05 million in bonus compensation for certain executive officers in 2010. Non-cash stock-based compensation expense decreased $0.2 million due to outstanding stock options becoming fully vested. We recorded non-cash stock-based compensation expense during 2011 and 2010 of $0.1 million and $0.3 million, respectively.

Depreciation

Depreciation of property and equipment totaled $26.2 million and $30.6 million for 2011 and 2010, respectively. Depreciation expense decreased in 2011 compared to 2010 due to reduced capital expenditures in recent years compared to that of prior years. As a result, more assets acquired in prior years have become fully depreciated than were purchased in recent years.

Amortization of intangible assets

Amortization of intangible assets was $0.1 million for 2011 as compared to $0.5 million for 2010. Amortization expense decreased in 2011 compared to 2010 as a result of certain assets becoming fully amortized in 2011.

Gain on disposal of assets

Gain on disposal of assets increased $1.0 million, or 52%, to $2.9 million during 2011 as compared to 2010. Our primary broadcast tower for WEAU-TV collapsed during inclement weather on March 22, 2011. We recorded a gain on disposal on our old WEAU-TV broadcast tower of $3.0 million in 2011. In 2010, as a result of an earlier FCC mandate, we disposed of a portion of our broadcast microwave spectrum and recorded a gain of $2.2 million on the disposal. No similar disposals of our broadcast microwave spectrum were completed in 2011.

Interest expense

Interest expense decreased $8.3 million, or 12%, to $61.8 million for 2011 compared to 2010. Interest expense decreased due to a decrease in average debt balance and our average interest rates. We amended our senior credit facility on March 31, 2010 (the “2010 Amendment”). Upon amending our senior credit facility on March 31, 2010, our interest rate increased, until April 29, 2010, when we issued our 2015 notes and repaid a portion of the amount outstanding under our senior credit facility. Although the interest rate on our Notes is higher than that of borrowings under our senior credit facility, the prepayment of $300.0 million of the amount outstanding under the senior credit facility resulted in the reduction of the interest rate on the remaining outstanding balance under the senior credit facility, which resulted in a lower total average interest rate beginning April 29, 2010.

Our interest rate swap agreements expired in April 2010. These expirations had a further positive effect upon our average interest rate. Our average interest rates, including the effects of our interest rate swap agreements, on borrowings under our senior credit facility and our 2015 notes for the duration of each period, and only for the periods in which borrowings were outstanding, were 7.0% and 8.1% for 2011 and 2010, respectively. The average principal balance of indebtedness under our senior credit facility and pursuant to the 2015 notes for the duration of each period, and only for the periods in which borrowings were outstanding, was $832.5 million and $846.1 million for 2011 and 2010, respectively.

Loss from early extinguishment of debt

To obtain the 2010 Amendment, we incurred loan issuance costs of approximately $4.5 million, including legal and professional fees. These fees were funded from our existing cash balances. In connection with this transaction, we reported a loss on early extinguishment of debt of $0.3 million for 2010.

Income tax expense or benefit

Our effective income tax rate decreased to 33.4% for 2011 from 36.7% for 2010. Our effective income tax rates differ from the statutory rate due to the following items:

	Year Ended December 31,
	2011	2010
Statutory federal income tax rate	35.0%	35.0%
Current year permanent items	1.7%	1.7%
State and local taxes, net of federal taxes	5.2%	5.4%
Change in valuation allowance	(1.9)%	(4.3)%
Reserve for uncertain tax positions	(6.7)%	(1.4)%
Other items, net	0.1%	0.3%

Effective income tax rate	33.4%	36.7%

Preferred stock dividends

Preferred stock dividends decreased $7.3 million, or 50%, to $7.2 million in 2011 compared to the prior year due to fewer shares being outstanding in 2011. We repurchased 134 shares and 607 shares of our Series D perpetual preferred stock in 2011 and 2010, respectively. As of December 31, 2011 and 2010, we had 259 shares and 393 shares of Series D perpetual preferred stock outstanding, respectively. The Series D perpetual preferred stock dividend rate was 17.0% per annum for 2011 and 2010.

Year Ended December 31, 2010 (“2010”) Compared to Year Ended December 31, 2009 (“2009”)

Revenue

Total revenue increased $75.7 million, or 28%, to $346.1 million for 2010 compared to 2009 reflecting increases in political, local, national, and internet advertising revenue, retransmission consent revenue, consulting revenue and production and other revenue. Political advertising revenue increased $47.6 million, or 477%, to $57.6 million reflecting increased advertising from political candidates and special interest groups during the “on year” of the two-year political advertising cycle. Local advertising revenue, excluding political advertising revenue, increased $12.4 million, or 7%, to $183.2 million. National advertising revenues, excluding political advertising revenue, increased $3.8 million, or 7%, to $57.6 million. Internet advertising revenue increased $2.0 million, or 17%, to $13.4 million. Local, national and internet advertising revenue increased as compared to 2009 due to increased spending by advertisers in an improving economic environment. Our five largest advertising categories by customer type, excluding political advertising, demonstrated the following changes during 2010 compared to 2009: automotive increased 27%; restaurants decreased 9%; medical increased 12%; communications decreased 4%; and furniture and appliances increased less than 1%. Net advertising revenue associated with the broadcast of the 2010 Super Bowl on our then-seventeen CBS-affiliated stations approximated $0.9 million which was an increase from our approximately $0.8 million of Super Bowl revenues earned in 2009 on our ten NBC-affiliated stations. In addition, results in 2010 benefited from approximately $2.8 million of net revenue earned from the broadcast of the 2010 Winter Olympic Games on our NBC-affiliated stations. There was no corresponding broadcast of Olympic Games during 2009. Retransmission consent revenue increased $3.1 million, or 20%, to $18.8 million due to the improved terms of our retransmission contracts compared to those in effect during 2009. Other revenue increased $0.2 million, or 3%, to $8.0 million due primarily to increased revenue from producing news for a station not owned by Gray. We continued to earn consulting revenue from our agreement with Young. Our consulting revenue from this agreement includes a fixed base component and an incentive component which is based upon Young’s actual results. We earned base consulting revenue of $2.2 million and $0.9 million for 2010 and 2009, respectively. The increase was due to the agreement being effective for only a portion of 2009. Pursuant to the terms of the consulting agreement, we recorded $5.3 million of incentive consulting revenue for the year ended December 31, 2010. We were not eligible for an incentive consulting fee in the year ended December 31, 2009. This agreement became effective on August 10, 2009 and expires December 31, 2012.

Broadcast expenses

Broadcast expenses (before depreciation, amortization and gain on disposal of assets) increased $8.8 million, or 5%, to $196.4 million for 2010 compared to 2009 due primarily to increases in payroll expense of $7.1 million and national sales representation expense of $2.9 million, partially offset by decreases in employee benefit expense of $1.6 million and electricity expense of $0.5 million. Payroll expense increased primarily due to increases in sales and certain other incentive compensation due to the increase in advertising revenue discussed above. National sales representation fees earned by third parties also increased due to increased advertising revenue. National sales representation expense is equal to a certain percentage of our national sales revenue (including certain political advertising revenue) and increases as this revenue increases. Employee benefit expense decreased due to a decrease in health care expense of $1.1 million and pension expense of $0.3 million. Health care expense decreased primarily due to fewer claims incurred. Pension expense decreased primarily due to an increase in our pension expense discount rate. Electricity expenses decreased due to the discontinuance of our analog broadcasts.

Corporate and administrative expenses

Corporate and administrative expenses (before depreciation, amortization and gain on disposal of assets) decreased $0.6 million, or 4%, to $13.5 million during 2010 as compared to 2009. The decrease was due primarily to a decrease in relocation expense of $0.6 million, consulting expense of $0.6 million and legal expense of $0.6 million, partially offset by an increase in payroll expense of $1.3 million. Relocation expense decreased due to the relocation of certain employees in 2009, while no similar relocations took place in 2010. Consulting expense decreased due to the expiration, on December 31, 2009, of a consulting agreement with our former Chairman. Legal expense decreased primarily due to a decrease in the number of retransmission consent revenue contracts being negotiated in the current period compared to the comparable period of the prior year. The increase in payroll expense was due primarily to an increase in bonus compensation expense, partially offset by a decrease in non-cash stock-based compensation. Bonus compensation expense increased due to the payment of $1.05 million in bonuses to certain executive officers related to the completed refinancing in 2010. In addition, bonus compensation expense increased an additional $1.2 million reflecting incentive compensation in 2010 resulting from the increase in revenue discussed above. Non-cash stock-based compensation expense decreased $1.0 million due to outstanding stock options becoming fully vested. We recorded non-cash stock-based compensation expense during 2010 and 2009 of $0.3 million and $1.4 million, respectively.

Depreciation

Depreciation of property and equipment totaled $30.6 million and $32.6 million for 2010 and 2009, respectively. Depreciation expense decreased in 2010 compared to 2009 due to reduced capital expenditures in recent years compared to that of prior years. As a result, more assets acquired in prior years have become fully depreciated than were purchased in recent years.

Amortization of intangible assets

Amortization of intangible assets was $0.5 million for 2010 as compared to $0.6 million for 2009. Amortization expense decreased in 2010 compared to 2009 as a result of certain assets becoming fully amortized in 2010.

Gain on disposal of assets

Gain on disposal of assets decreased $5.7 million, or 75%, to $1.9 million during 2010 as compared to 2009. The FCC has mandated that all broadcasters operating microwave facilities on certain frequencies in the 2 GHz band relocate to other frequencies and upgrade their equipment. The spectrum being vacated by these broadcasters has been reallocated to third parties who, as part of the overall FCC-mandated spectrum reallocation project, must provide affected broadcasters with new digital microwave replacement equipment at no cost to the broadcaster and also reimburse those broadcasters for certain associated out-of-pocket expenses. During 2010 and 2009, we recognized gains of $2.2 million and $9.2 million, respectively, on the disposal of equipment associated with the spectrum reallocation project. The gains from the spectrum reallocation project were partially offset by losses on disposals of equipment in the ordinary course of business.

Interest expense

Interest expense increased $1.0 million, or 1%, to $70.0 million for 2010 compared to 2009. Interest expense increased due to an increase in average debt balance partially offset by a decrease in our average interest rates. We amended our senior credit facility on each of March 31, 2009 (the “2009 Amendment”) and March 31, 2010. Upon amending the senior credit facility on March 31, 2009, our interest rates increased. Upon amending our senior credit facility on March 31, 2010, our interest rate increased further, until April 29, 2010, when we issued our 2015 notes and repaid a portion of the amount outstanding under our senior credit facility. Although the interest rate on our 2015 notes is higher than that of borrowings under our senior credit facility, the prepayment of $300.0 million of the amount outstanding under the senior credit facility resulted in the reduction of the interest rate on the remaining outstanding balance under the senior credit facility, which resulted in a lower total average interest rate beginning April 29, 2010.

Our interest rate swap agreements expired in April 2010. These expirations had a further positive effect upon our average interest rate. Although these events resulted in reductions in our total interest rate, they occurred too late in the period to lower our overall interest expense for 2010 compared to 2009. Our average interest rates, including the effects of our interest rate swap agreements, on borrowings under our senior credit facility and our 2015 notes for the duration of each period, and only for the periods in which borrowings were outstanding, were 8.1% and 8.4% for 2010 and 2009, respectively. The average principal balance of indebtedness under our senior credit facility and pursuant to the 2015 notes for the duration of each period, and only for the periods in which borrowings were outstanding, was $846.1 million and $796.4 million for 2010 and 2009, respectively.

Loss from early extinguishment of debt

To obtain the 2010 Amendment, we incurred loan issuance costs of approximately $4.5 million, including legal and professional fees. These fees were funded from our existing cash balances. In connection with this transaction, we reported a loss on early extinguishment of debt of $0.3 million for 2010. To obtain the 2009 Amendment, we incurred loan issuance costs of approximately $7.4 million, including legal and professional fees. These fees were funded from our existing cash balances. In connection with this transaction, we reported a loss on early extinguishment of debt of $8.4 million for 2009.

Income tax expense or benefit

Our effective income tax rate increased to 36.7% for 2010 from 32.8% for 2009. Our effective income tax rates differ from the statutory rate due to the following items:

	Year Ended December 31,
	2010	2009
Statutory federal income tax rate	35.0%	35.0%
Current year permanent items	1.7%	(0.6)%
State and local taxes, net of federal taxes	5.4%	2.6%
Change in valuation allowance	(4.3)%	(4.5)%
Reserve for uncertain tax positions	(1.4)%	1.1%
Other items, net	0.3%	(0.8)%

Effective income tax rate	36.7%	32.8%

Preferred stock dividends

Preferred stock dividends decreased $2.5 million, or 15%, to $14.6 million in 2010 compared to the prior year. On April 29, 2010, we redeemed approximately $60.7 million in face amount of our Series D perpetual preferred stock. As a result of this transaction, we recognized $3.8 million of the unaccreted portion of the original issuance costs and discount allocated to the repurchased Series D perpetual preferred stock as a dividend. As a result of the transaction, our 2010 dividend initially increased as we recognized the unaccreted portion of the original issuance costs and discount, but decreased after the redemption due to fewer shares outstanding. The net effect was a decrease in dividends. We did not have a similar transaction in 2009.

Liquidity and Capital Resources

General

The following tables present data that we believe is helpful in evaluating our liquidity and capital resources (in thousands).

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010
Net cash provided by operating activities	$90,338	$37,647	$38,173	$38,126
Net cash used in investing activities	(17,227)	(20,080)	(21,869)	(19,506)
Net cash used in financing activities	(32,606)	(13,863)	(16,545)	(29,189)

Net Increase (decrease) in cash	$40,505	$3,704	$(241)	$(10,569)

	As of
	September 30, 2012	December 31, 2011	December 31, 2010
Cash	$45,695	$5,190	$5,431
Long-term debt including current portion	$820,632	$832,233	$826,704
Preferred stock, excluding unamortized original issue discount	$13,199	$24,841	$37,181
Borrowing availability under our senior credit facility	$40,000	$31,000	$40,000

Senior Credit Facility

Our 2007 senior credit facility consisted of a revolving loan and a term loan. Excluding accrued interest, the amount outstanding under our 2007 senior credit facility as of September 30, 2012 was comprised solely of a term loan balance of $459.4 million. Excluding accrued interest, the amount outstanding under our 2007 senior credit facility as of December 31, 2011 was $472.0 million consisting of a term loan balance of $463.0 and a revolving loan balance of $9.0 million.

As of September 30, 2012 and December 31, 2011, the interest rate on the balance outstanding under the 2007 senior credit facility was 3.7% and 3.8%, respectively. Also, as of September 30, 2012 and December 31, 2011, we had a deferred loan cost balance, net of accumulated amortization, of $3.5 million and $4.0 million, respectively, related primarily to our 2007 senior credit facility.

As of September 30, 2012 and December 31, 2011, we were in compliance with all covenants required under our 2007 senior credit facility.

Effective June 30, 2011, we entered into the third amendment to our 2007 senior credit facility, which provided for, among other things, our ability to use a portion of the proceeds from a potential issuance by us of certain capital stock and/or debt securities to redeem the outstanding shares of our Series D perpetual preferred stock (including accrued dividends and any premiums), provided that we repay the term loans outstanding under the 2007 senior credit facility on not less than a dollar for dollar basis by the amount used to redeem such preferred stock, except to the extent that the redemption of the Series D perpetual preferred stock was effectuated with the proceeds of an issuance of common equity securities. Any such preferred stock redemption was required to be completed within 40 days of the issuance of such securities or the proceeds therefrom would have been required to be used to repay additional amounts of the loans outstanding under the 2007 senior credit facility. We completed the third amendment to our 2007 senior credit facility at a cost of approximately $0.5 million, which was funded from cash on hand. These costs were primarily capitalized as deferred financing costs.

On October 12, 2012, we entered into the 2012 senior credit facility, with Wells Fargo Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint bookrunners, and the other lenders party thereto.

The 2012 senior credit facility provides total commitments of $595.0 million, consisting of the $40.0 million New Revolving Credit Facility and the $555.0 million New Term Loan.

Borrowings under the New Revolving Credit Facility bear interest, at our option, based on the Base Rate (as defined below) or the London Interbank Offered Rate (“LIBOR”), in each case plus an applicable margin based on a first lien leverage ratio test as set forth in the 2012 senior credit facility (the “First Lien Ratio Test”). Base Rate is defined as the greatest of (i) the administrative agent’s prime rate, (ii) the overnight federal funds rate plus 0.50% and (iii) one-month LIBOR plus 1.0%. We are required to pay a commitment fee on the average daily unused portion of the New Revolving Credit Facility, which rate may range from 0.375% to 0.50% on an annual basis, based on the First Lien Ratio Test.

Borrowings under the New Term Loan bear interest, at our option, at either the Base Rate plus 2.50%-2.75% or LIBOR plus 3.50%-3.75%, subject to a LIBOR floor of 1.0%. The New Term Loan also requires us to make quarterly principal repayments equal to 0.25% of the outstanding principal amount of the New Term Loan beginning December 31, 2012.

The New Revolving Credit Facility matures on October 12, 2017 and the New Term Loan matures on October 12, 2019.

On the Closing Date, we borrowed $420.0 million under the New Term Loan. The proceeds from borrowings under the 2012 senior credit facility, together with cash on hand, were used to repay all remaining amounts outstanding under the 2007 senior credit facility, which was then amended and restated, and to pay related fees and expenses.

Our obligations under the 2012 senior credit facility are secured by substantially all of our and our subsidiaries’ assets, including real estate. In addition, our subsidiaries are joint and several guarantors of the obligations and our ownership interests in our subsidiaries are pledged to collateralize the obligations. The 2012 senior credit facility contains affirmative and restrictive covenants that we must comply with, including (a) limitations on additional indebtedness, (b) limitations on liens, (c) limitations on the sale of assets, (d) limitations on guarantees, (e) limitations on investments and acquisitions, (f) limitations on the payment of dividends and share repurchases, (g) limitations on mergers, and (h) maintenance of a total leverage ratio as set forth in the 2012 senior credit facility not to exceed certain maximum limits, as well as other customary covenants for credit facilities of this type.

In connection with the 2012 senior credit facility, we incurred loan issuance costs of approximately $10.2 million, including bank fees, original issue discount and other professional fees. These costs were funded from our existing cash balances. The amendment and restatement of the 2007 senior credit facility was determined to be a significant modification and, as a result, we anticipate that we will record a loss upon early extinguishment of debt of approximately $8.2 million in the quarter ending December 31, 2012 related to the 2007 senior credit facility.

Senior Notes

As of September 30, 2012 and December 31, 2011, we had $365.0 million of 2015 notes outstanding. As of both September 30, 2012 and December 31, 2011, the coupon interest rate and the yield on the 2015 notes were 10.5% and 11.0%, respectively. The yield on the 2015 notes exceeded the coupon interest rate because the 2015 notes were issued with original issue discount. As of September 30, 2012 and December 31, 2011, we had a deferred loan cost balance, net of accumulated amortization, of $5.5 million and $6.1 million, respectively, related primarily to our 2015 notes. As of September 30, 2012 and December 31, 2011, we were in compliance with all covenants required under our 2015 notes.

On September 24, 2012, we commenced the Tender Offer for up to $268.5 million of outstanding 2015 notes at the redemption price of 108.375%, plus accrued and unpaid interest to, but not including, the date of redemption. Pursuant to the terms thereof, we repurchased approximately $222.6 million in aggregate principal amount of 2015 notes thereunder. The Tender Offer expired on October 22, 2012.

On October 12, 2012, we issued a notice of redemption for all of the 2015 notes that remained outstanding following the completion of the Tender Offer at the redemption price of 107.875%, as set forth in the indenture governing the 2015 notes, plus accrued and unpaid interest to, but not including, the date of redemption. The Redemption was completed on November 13, 2012.

In connection with the completion of the Tender Offer and the Redemption, we anticipate that we will record a loss upon early extinguishment of debt of approximately $38.7 million in the quarter ending December 31, 2012 consisting of tender premiums of $29.9 million, recognition of unaccreted original issue discount of $3.7 million, the write off of unamortized deferred financing costs of $4.6 million and the payment of approximately $0.5 million in legal and other professional fees.

On October 9, 2012, we issued $300.0 million in aggregate principal amount of the original notes. The interest rate on the original notes is 7.500% per annum. The original notes were issued at 99.266% of par, resulting in gross proceeds to us of $297.8 million. Our obligations under the original notes are our senior unsecured obligations, and are guaranteed by all of our subsidiaries on a senior unsecured basis. In connection with the issuance of the original notes, we incurred estimated issuance costs of approximately $6.9 million, including bank fees and other professional fees. Net proceeds from the sale of the original notes were approximately $290.9 million, after deducting the initial purchasers’ discounts and estimated fees and expenses. We used the net proceeds from the sale of the original notes (i) to repurchase all of the 2015 notes validly tendered and not properly withdrawn in the Tender Offer on or before the early tender deadline thereof, (ii) to pay related fees and expenses, including applicable Tender Offer premiums, and (iii) to repurchase the remaining outstanding shares of our Series D perpetual preferred stock, including paying accrued dividends thereon.

The original notes mature on October 1, 2020. Interest accrues on the original notes from October 9, 2012, and interest is payable semiannually, on April 1 and October 1 of each year. The first interest payment date is April 1, 2013.

We may redeem some or all of the original notes at any time after October 1, 2015 at specified redemption prices. We may also redeem up to 35% of the aggregate principal amount of the original notes using the proceeds from certain equity offerings completed before October 1, 2015. In addition, we may redeem some or all of the original notes at any time prior to October 1, 2015 at a price equal to 100% of the principal amount thereof plus a make whole premium, and accrued and unpaid interest. If we sell certain of our assets or experience specific kinds of changes of control, we must offer to repurchase the original notes.

Collateral, Covenants and Restrictions

The collateral for our debt obligations consists of substantially all of our and our subsidiaries’ assets. In addition, our subsidiaries are joint and several guarantors of the obligations and our ownership interests in our subsidiaries are pledged to collateralize the obligations. Our debt obligations contain affirmative and restrictive covenants. These covenants include, but are not limited to, (i) limitations on additional indebtedness, (ii) limitations on liens, (iii) limitations on amendments to our by-laws and articles of incorporation, (iv) limitations on mergers and the sale of assets, (v) limitations on guaranties, (vi) limitations on investments and acquisitions, (vii) limitations on the payment of dividends and the redemption of our capital stock, (viii) maintenance of a specified leverage ratio not to exceed certain maximum limits, (x) limitations on the purchase of real estate, (xi) limitations on entering into multiemployer retirement plans, and (xii) limitations on capital expenditures, as well as other customary covenants for debt obligations of this type. As of September 30, 2012, December 31, 2011 and 2010, we were in compliance with all covenants as required by our debt obligations.

We are a holding company with no material independent assets or operations, other than our investments in our subsidiaries. The aggregate assets, liabilities, earnings and equity of the subsidiary guarantors as defined in our senior credit facility are substantially equivalent to our assets, liabilities, earnings and equity on a consolidated basis. The subsidiary guarantors are, directly or indirectly, our wholly owned subsidiaries and the guarantees of the subsidiary guarantors are full, unconditional and joint and several. All of our current and future direct and indirect subsidiaries are and will be guarantors under the senior credit facility. Accordingly, separate financial statements and other disclosures of each of the subsidiary guarantors are not presented because we have no material independent assets or operations, the guarantees are full and unconditional and joint and several and any of our subsidiaries other than the subsidiary guarantors are immaterial.

Preferred Stock

As of September 30, 2012 and December 31, 2011, we had 136.45 shares and 259.21 shares, respectively, of Series D perpetual preferred stock outstanding. The Series D perpetual preferred stock has a face value of $100,000 per share, for a total liquidation value of $13.6 million and $25.9 million as of September 30, 2012 and December 31, 2011, respectively. The Series D perpetual preferred stock had a recorded value of $13.2 million and $24.8 million as of September 30, 2012 and December 31, 2011, respectively. The difference between the face values and the recorded values was the unaccreted portion of the original issuance discount and issuance cost. Our accrued Series D perpetual preferred stock dividend balances as of September 30, 2012 and December 31, 2011 were $9.0 million and $13.7 million, respectively.

On July 31, 2012, we repurchased 122.76 shares of our outstanding Series D perpetual preferred stock at their liquidation value of $12.3 million and paid $7.7 million in accrued dividends related thereto. On October 9, 2012, we repurchased the remaining 136.45 shares of our then outstanding Series D perpetual preferred stock at their liquidation value of $13.6 million and paid $9.0 million in accrued dividends related thereto.

Except for the payment of dividends in connection with the repurchases of shares of our Series D perpetual preferred stock, we did not pay cash dividends on the Series D perpetual preferred stock in any period presented. In accordance with the terms of the Series D perpetual preferred stock, the dividend rate thereon was at 17.0% per annum for all periods presented.

Income Taxes

We file a consolidated federal income tax return and such state or local tax returns as are required. Although we may earn taxable operating income in future years, as of September 30, 2012, we anticipate that through the use of our available loss carryforwards we will not pay significant amounts of federal or state income taxes in the next several years.

Net Cash Provided By (Used In) Operating, Investing and Financing Activities

Net cash provided by operating activities was $90.3 million in the 2012 nine-month period compared to $37.6 million in the 2011 nine-month period. The increase in cash provided by operations was due primarily to an increase in revenue, while partially offset by an increase in broadcast expenses.

Net cash provided by operating activities increased $0.1 million to $38.2 million for 2011 compared to net cash provided of $38.1 million for 2010. The increase in cash provided by operating activities was due primarily to several factors, including a decrease in broadcast expenses of $2.2 million, partially offset by a decrease in revenue of $38.9 million and an increase in corporate expense of $0.6 million. Also, we repaid our long-term accrued facility balance using $18.3 million in cash in 2010. The remaining difference between net cash provided by operating activities was due to changes in current assets and liabilities between December 31, 2011 and 2010.

Net cash used in investing activities was $17.2 million in the 2012 nine-month period compared to net cash used in investing activities of $20.1 million for the 2011 nine-month period. The decrease in cash used in investing activities was largely due to decreased spending for equipment, while partially offset by a decrease in proceeds from asset sales.

Net cash used in investing activities increased $2.4 million to $21.9 million for 2011 compared to $19.5 million for 2010. The increase in cash used in investing activities was largely due to increased spending on capital expenditures for 2011 of $4.9 million due to increased purchases of high definition broadcast equipment for local news production and commercial playback and the replacement of one of our broadcast towers which collapsed during inclement weather. This increase was partially offset by increased insurance proceeds received due to the loss of our broadcast tower mentioned above.

Net cash used in financing activities in the 2012 nine-month period was $32.6 million compared to $13.9 million in the 2011 nine-month period. This increase in cash used was due primarily to an increase in repurchases of our Series D Perpetual Preferred Stock and payments of related dividends in the 2012 nine-month period compared to the 2011 nine-month period.

Net cash used in financing activities decreased $12.6 million to $16.5 million in 2011 compared to $29.2 million in 2010. This decrease in cash used was due primarily to the net effects of our refinancing activities in 2011 compared to 2010. During 2011, we repaid $21.3 million of our long-term debt balance, paid $0.7 million in fees primarily associated with amending our senior credit facility, paid $13.4 million to repurchase a portion of our outstanding Series D perpetual preferred stock and received $25.5 million from borrowings under our senior credit facility. During 2010, we repaid $324.0 million of our long-term debt balance, paid $13.1 million in fees associated with our 2010 Amendment and the issuance of our 2015 notes, paid $60.7 million for the redemption of a portion of our outstanding Series D perpetual preferred stock, received $358.0 million from the issuance of our 2015 notes and received $25.5 million from the issuance of our common stock.

Liquidity

After giving effect to the $365.0 million aggregate principal amount of 2015 notes repurchased in the Tender Offer and Redemption, we estimate that we will make at least $5.6 million in additional payments of debt principal during the twelve months immediately following September 30, 2012. We estimate that we will make approximately $48.9 million in debt interest payments and $17.3 million in capital expenditures during the twelve months immediately following September 30, 2012. Although our cash flows from operations are subject to a number of risks and uncertainties, we anticipate that our cash on hand, future cash expected to be generated from operations, and borrowings from time to time under our 2012 senior credit facility (or any such other credit facility as may be in place at the appropriate time) will be sufficient to fund these debt service obligations and estimated capital expenditures. We also presently believe that our future cash expected to be generated from operations and borrowing availability under our 2012 senior credit facility (or any such other credit facility) will be sufficient to fund our future capital expenditures and long-term debt service obligations until at least October 12, 2019, which is the maturity date of the New Term Loan under our 2012 senior credit facility.

Retirement Plans

We have three defined benefit pension plans. Two of these plans were assumed by us as a result of our acquisitions and are frozen plans. Our active defined benefit pension plan, which we consider to be our primary pension plan, covers substantially all our full-time employees. Retirement benefits under such plan are based on years of service and the employees’ highest average compensation for five consecutive years during the last ten years of employment. Our funding policy is consistent with the funding requirements of existing federal laws and regulations under the Employee Retirement Income Security Act of 1974.

A discount rate is selected annually to measure the present value of the benefit obligations. In determining the selection of a discount rate, we estimated the timing and amounts of expected future benefit payments and applied a yield curve developed to reflect yields available on high-quality bonds. The yield curve is based on an externally published index specifically designed to meet the criteria of GAAP. The discount rate selected for determining benefit obligations as of December 31, 2011 was 4.84% which reflects the results of this yield curve analysis. The discount rate used for determining benefit obligations as of December 31, 2010 was 5.85%. Our assumptions regarding expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers, as well as historical experience. We use an assumed rate of return of 7.00% for our assets invested in our active pension plan. In 2011 and 2010, actual asset returns for this plan, calculated on a mean market value, increased in value 0.8% and 10.3%, respectively. Other significant assumptions include inflation, salary growth, retirement rates and mortality rates. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. Compensation increases over the latest five-year period have been in line with assumptions. Retirement and mortality rates are based on actual plan experience.

During the 2012 nine-month period, we contributed $5.4 million to our pension plans. During the remainder of 2012, we expect to contribute an additional $1.3 million to our pension plans. During 2011 and 2010, we contributed an aggregate amount of $3.1 million and $4.4 million, respectively, to our pension plans. The use of significantly different assumptions, or if actual experienced results differ significantly from those assumed, could result in our funding obligations being materially different.

See Note 9. “Retirement Plans” of our audited consolidated financial statements incorporated by reference into this prospectus for further information concerning the retirement plans.

Capital Expenditures

Capital expenditures in the 2012 and 2011 nine-month periods were $17.7 million and $21.4 million, respectively. The 2011 nine-month period included capital expenditures for high definition broadcast equipment for local programming including local news, while the 2012 nine-month period did not contain as many comparable projects.

On March 22, 2011, our primary broadcast tower for WEAU-TV, our station which serves the La Crosse — Eau Claire, Wisconsin market, collapsed during inclement weather. Our loss of property due to the tower collapse was covered by insurance, subject to a deductible of $50,000. For the year ended December 31, 2011, we received insurance proceeds of $3.2 million for the collapsed tower, recorded a gain on disposals of assets of $3.0 million for the collapsed tower and recorded capital expenditures of $3.9 million for construction of the new tower. We received an additional $450,000 of proceeds from business interruption insurance, which was recorded as a reduction of broadcast expense. The 2012 and 2011 nine-month periods included capital expenditures of $0.2 million and $3.0 million, respectively, for the replacement of our broadcast tower for WEAU-TV. Our capital expenditures incurred during the rebuilding of our WEAU-TV tower is the primary reason for the decrease in capital expenditures for the 2012 nine-month period compared to the 2011 nine-month period.

We anticipate that our capital expenditures for the remainder of 2012 will be approximately $5.3 million. We expect to fund future capital expenditures with cash from operations.

Capital expenditures for 2011 and 2010 were $24.3 million and $19.4 million, respectively. 2010 included increased purchases of high definition broadcast equipment for local news production and commercial playback. 2011 included continued purchases of high definition broadcast equipment and the replacement of our primary broadcast tower for WEAU-TV.

Off-Balance Sheet Arrangements

Operating Commitments

We have various operating lease commitments for equipment, land and office space. We also have commitments for various syndicated television programs.

We have two types of syndicated television program contracts: first run programs and off network reruns. The first run programs are programs such as Jeopardy and the off network programs are programs such as Two And A Half Men. A difference between the two types of syndicated television programming is that the first run programs have not been produced at the time the contract to air such programming is signed and the off network programs have already been produced. For all syndicated television contracts we record an asset and corresponding liability for payments to be made for the entire “off network” contract period and for only the current year of the “first run” contract period. Only the payments in the current year of the “first run” contracts are recorded on the current balance sheet, because the programs for the later years of the contract period have not been produced and delivered.

Sports Marketing Agreement

On October 12, 2004, the University of Kentucky (“UK”) awarded a sports marketing agreement jointly to us and IMG Worldwide, Inc. (“IMG”) (the “UK Agreement”). The UK Agreement expires April 15, 2015.

The UK Agreement provides that we will share in profits in excess of certain amounts specified by the agreement, if any, but not losses. The agreement also provides that we will separately retain all local broadcast advertising revenue and pay all local broadcast expenses for activities under the agreement. Under the amended agreement, IMG agreed to make all license fee payments to UK. However, if IMG is unable to pay the license fee to UK, we will then be required to pay the unpaid portion of the license fee to UK. As of September 30, 2012, the aggregate license fee to be paid by IMG to UK over the remaining term of the agreement is approximately $25.8 million. If we make advances on behalf of IMG, IMG is required to reimburse us for the amount paid within 60 days after the close of each contract year, which ends on June 30th. IMG has also agreed to pay interest on any advance at a rate equal to the prime rate. During the nine-month period ended September 30, 2012, and during the years ended December 31, 2011 and 2010, we did not advance any amounts to UK on behalf of IMG under this agreement. As of September 30, 2012, we do not consider the risk of non-performance by IMG to be high.

Tabular Disclosure of Contractual Obligations as of December 31, 2011

The following table aggregates our material expected contractual obligations and commitments as of December 31, 2011 (in thousands).

	Payment due by period
Contractual Obligations	Total	Less than 1 Year 2012	1-3 Years 2013-2014	3-5 Years 2015-2016	More than 5 Years 2017 and after
Contractual obligations recorded in our balance sheet as of December 31, 2011:
Long-term debt obligations(1)	$836,968	$4,823	$467,145	$365,000	$—
Accrued interest(2)	7,939	7,939	—	—	—
Dividends currently accrued(3)	13,717	—	—	13,717	—
Programming obligations currently accrued(4)	11,160	10,124	936	100	—
Acquisition-related liabilities(5)	222	129	93	—	—
Purchase obligations currently accrued(6)	2,768	2,768	—	—	—

	Payment due by period
Contractual Obligations	Total	Less than 1 Year 2012	1-3 Years 2013-2014	3-5 Years 2015-2016	More than 5 Years 2017 and after
Off-balance sheet arrangements as of December 31, 2011:
Cash interest on long-term debt obligations(7)	171,652	48,699	103,790	19,163	—
Operating lease obligations(8)	8,400	1,402	2,112	1,359	3,527
Dividends not currently accrued(9)	22,035	4,407	8,814	8,814	unknown
Purchase obligations not currently accrued(10)	3,131	3,131	—	—	—
Programming obligations not currently accrued(11)	26,857	3,669	18,429	4,444	315
Obligation to UK(12)	29,775	8,075	17,200	4,500	—

Total	$1,134,624	$95,166	$618,519	$417,097	$3,842

(1)	“Long-term debt obligations” represent principal payment obligations under our 2007 senior credit facility and our 2015 notes. These amounts are recorded as liabilities as of the balance sheet date net of the unamortized original issue discount on the 2015 notes in the amount of $4.7 million. As of December 31, 2011, the interest rate on the balance outstanding under the 2007 senior credit facility was 3.8%. As of December 31, 2011, the coupon interest rate and the yield on the 2015 notes were 10.5% and 11.0%, respectively. The yield of the 2015 notes exceeded the coupon interest rate because the 2015 notes were issued with “original issue discount.” The Company repurchased $222.6 million in aggregate principal amount of the 2015 notes in the Tender Offer and repurchased all of the remaining outstanding 2015 notes in the Redemption.

(2)	“Accrued interest” includes interest on long term debt obligations accrued as of the balance sheet date.

(3)	“Dividends currently accrued” represent Series D perpetual preferred stock dividends accrued as of the balance sheet date and payable in subsequent periods. The Series D perpetual preferred stock had no mandatory redemption date, but was redeemable, at our option, at any time. The Series D perpetual preferred stock could also have been redeemed, at the stockholders’ option, on or after June 30, 2015. If the Series D perpetual preferred stock was redeemed, we would have been required to pay the liquidation price per share in cash plus the pro-rata accrued dividends to the date fixed for redemption. We have included this amount in the column headed “3-5 Years, 2015-2016” due to the holders of our Series D perpetual preferred stock having had the right to redeem such Series D perpetual preferred stock on or after June 30, 2015. On July 31, 2012, we repurchased approximately $12.3 million in face value of Series D perpetual preferred stock, and paid $7.7 million in accrued dividends related thereto. On October 9, 2012, we repurchased the remaining 136.45 shares of our then-outstanding Series D perpetual preferred stock at their liquidation value of $13.6 million and paid $9.0 million in accrued dividends related thereto.

(4)	“Programming obligations currently accrued” represent obligations for syndicated television programming whose license period has begun and the product is available. These amounts are recorded as liabilities as of the current balance sheet date.

(5)	“Acquisition related liabilities” represent certain obligations associated with acquisitions of television stations that were completed in prior years. These amounts are recorded as liabilities as of the balance sheet date.

(6)	“Purchase obligations currently accrued” generally represent payment obligations for equipment. It is our policy to accrue for these obligations when the equipment is received and the vendor has completed the work required by the purchase agreement. These amounts are recorded as liabilities as of the balance sheet date because we had received the equipment.

(7)

“Cash interest on long-term debt obligations” includes estimated interest expense on long-term debt obligations but does not include interest expense accrued as of December 31, 2011 described in (2) above. The estimate is based upon debt balances as of December 31, 2011 and required future principal reductions under those obligations. As of December 31, 2011, the interest rate on the balance outstanding under the 2007 senior credit facility was 3.8%. As of December 31, 2011, the coupon interest rate and the yield on the 2015 notes were 10.5% and 11.0%, respectively. The yield of the 2015 notes exceeded the coupon interest rate because the 2015 notes were originally issued with “original issue discount.” We used interest rates of 3.8% and 10.5% for our 2007 senior credit facility and our 2015 notes, respectively, to estimate cash interest on long-term debt obligations. As of December 31, 2011 our 2007 senior credit facility and our 2015 notes were set to mature on December 31, 2014 and June 29, 2015, respectively. This estimate of cash interest on long-term debt obligations assumes that the principal obligations underlying these interest estimates will not be replaced by other long-term obligations upon their maturity. See note 1 to this table for additional information on the repurchase of 2015 notes and amendment and restatement of our 2007 senior credit facility.

(8)	“Operating lease obligations” represent payment obligations under non-cancelable lease agreements classified as operating leases. These amounts are not recorded as liabilities as of the balance sheet date.

(9)	“Dividends not currently accrued” represent Series D perpetual preferred stock dividends for future periods and assumes that all Series D perpetual preferred stock outstanding as of December 31, 2011 remained outstanding in future periods with a dividend rate of 17%. For the column headed “More than 5 years, 2017 or after,” we cannot estimate a dividend amount due to the perpetual nature of our Series D perpetual preferred stock and its holders’ having the right to redeem such Series D perpetual preferred stock on or after June 30, 2015. On July 31, 2012, we repurchased approximately $12.3 million in face value of Series D perpetual preferred stock, and paid $7.7 million in accrued dividends related thereto. See note 3 to this table for additional information on the redemption of the Series D perpetual preferred stock. On October 9, 2012, we repurchased the remaining 136.45 shares of our then-outstanding Series D perpetual preferred stock at their liquidation value of $13.6 million and paid $9.0 million in accrued dividends related thereto.

(10)	“Purchase obligations not currently accrued” generally represent payment obligations for equipment. It is our policy to accrue for these obligations when the equipment is received and the vendor has completed the work required by the purchase agreement. These amounts are not recorded as liabilities as of the balance sheet date because we had not yet received the equipment.

(11)	“Programming obligations not currently accrued” represent obligations for syndicated television programming whose license period has not yet begun or the product is not yet available. These amounts are not recorded as liabilities as of the current balance sheet date.

(12)	“Obligation to UK” represents total obligations, excluding any potential revenues, under the UK Agreement. These amounts are not recorded as liabilities as of the balance sheet date. See “Off-Balance Sheet Arrangements” immediately preceding this table for additional information concerning this obligation.

Estimates of the amount, timing and future funding obligations under our pension plans include assumptions concerning, among other things, actual and projected market performance of plan assets, investment yields, statutory requirements and demographic data for pension plan participants. Pension plan funding estimates are therefore not included in the table above because the timing and amounts of funding obligations for all future periods cannot be reasonably determined. We expect to contribute approximately $6.9 million in total to our active pension plan and the acquired pension plans during 2012.

Inflation

The impact of inflation on operations has not been significant to date. However, there can be no assurance that a high rate of inflation in the future would not have an adverse effect on operating results, particularly since our amounts outstanding under our senior credit facility are variable-rate debt.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimations that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. We consider our accounting policies relating to intangible assets and income taxes to be critical policies that require judgments or estimations in their application where variances in those judgments or estimations could make a significant difference to future reported results. Our policies concerning intangible assets are disclosed below.

Annual Impairment Testing of Broadcast Licenses and Goodwill

Our annual impairment testing of broadcast licenses and goodwill for each individual television station requires an estimation of the fair value of each broadcast license and the fair value of the entire television station which we consider a reporting unit. Such estimations generally rely on analyses of public and private comparative sales data as well as discounted cash flow analyses that inherently require multiple assumptions relating to the future prospects of each individual television station including, but not limited to: (i) expected long-term market growth characteristics, (ii) estimations regarding a station’s future expected viewing audience, (iii) station revenue shares within a market, (iv) future expected operating expenses, (v) costs of capital and (vi) appropriate discount rates. We believe that the assumptions we utilize in analyzing potential impairment of broadcast licenses and/or goodwill for each of our television stations are reasonable individually and in the aggregate. However, these assumptions are highly subjective and changes in any one assumption, or a combination of assumptions, could produce significant differences in the calculated outcomes.

To estimate the fair value of our reporting units, we utilize a discounted cash flow model supported by a market multiple approach. We believe that a discounted cash flow analysis is the most appropriate methodology to test the recorded value of long-term assets with a demonstrated long-lived / enduring franchise value. We believe the results of the discounted cash flow and market multiple approaches provide reasonable estimates of the fair value of our reporting units because these approaches are based on our actual results and reasonable estimates of future performance, and also take into consideration a number of other factors deemed relevant by us, including but not limited to, expected future market revenue growth, market revenue shares and operating profit margins. We have consistently used these approaches in determining the fair value of our goodwill. We also consider a market multiple valuation method to corroborate our discounted cash flow analysis. We believe that this methodology is consistent with the approach that any strategic market participant would utilize if they were to value one of our television stations.

As of December 31, 2011 and 2010, the recorded value of our broadcast licenses and goodwill was approximately $819.0 million and $170.5 million, respectively. We did not record an impairment expense related to our broadcast licenses or goodwill during 2011, 2010 or 2009. Neither of these asset types are amortized; however, they are both subject to impairment testing.

Prior to January 1, 2002, acquired broadcast licenses were valued at the date of acquisition using a residual method. The recorded value of these broadcast licenses as of December 31, 2011 and 2010 was approximately $341.0 million. After December 31, 2001, acquired broadcast licenses were valued at the date of acquisition using an income method that assumes an initial hypothetical start-up operation. This change in methodology was due to a change in accounting requirements. The book value of these broadcast licenses as of December 31, 2011 and 2010 was approximately $478.0 million. Regardless of whether we initially recorded the value of our broadcast licenses using the residual or the income method, for purposes of testing for potential impairment we use the income method to estimate the fair value of our broadcast licenses.

We test for impairment of broadcast licenses and goodwill on an annual basis on the last day of each fiscal year. However, we will test for impairment during any reporting period if certain triggering events occur. The two most recent impairment testing dates were December 31, 2011 and 2010. A summary of the significant assumptions used in our impairment analyses of broadcast licenses and goodwill as of December 31, 2011 and 2010 is presented below. Following the summary of assumptions is a sensitivity analysis of those assumptions as of December 31, 2011. Our reporting units, allocations of our broadcast licenses and goodwill and our methodologies were consistent as of both testing dates.

Year Ended December 31,
	2011	2010
(Dollars in thousands)
Pre-tax impairment charge:
Broadcast licenses	$—	$—
Goodwill	$—	$—
Significant assumptions:
Forecast period	10 years	10 years
Increase or (decrease) in market advertising revenue for projection year 1 compared to latest historical period(1)	7.0% to 19.8%	(5.5)% to (0.9)%
Positive or (negative) advertising revenue compound growth rate for forecast period	0.3% to 3.1%	(0.1)% to 3.7%
Operating cash flow margin:
Broadcast licenses	8.3% to 50.0%	8.3% to 50.0%
Goodwill	13.9% to 58.9%	(4.8)% to 52.9%
Discount rate:
Broadcast licenses	9.00%	9.00%
Goodwill	10.50%	10.50%

(1)	Depending on whether the first year of the respective projection period is an even- or odd-numbered year, assumptions relating to market advertising growth rates will vary significantly reflecting the significant cyclical impact of political advertising revenue in even-numbered years. The fiscal 2011 analysis generally anticipated an increase in revenues for fiscal 2012.

When estimating the fair value of our broadcast licenses and goodwill, we make assumptions regarding revenue growth rates, operating cash flow margins and discount rates. These assumptions require substantial judgment, and actual rates and margins may differ materially. Although we did not record an impairment charge for the year ended December 31, 2011, we may have recorded such an adjustment if we had changed certain assumptions. The following table contains a sensitivity analysis of these assumptions and a hypothetical impairment charge that would have resulted if our advertising revenue growth rate and our operating cash flow margin had been revised lower or if our discount rate had been revised higher. We also provide a hypothetical impairment charge assuming a 5% and 10% decrease in the fair value of our broadcast licenses and enterprise values.

	Hypothetical Impairment Charge As of December 31, 2011
	Broadcast Licenses	Goodwill
	(Dollars in thousands)
Hypothetical change
A 100 basis point decrease in advertising revenue growth rate throughout the forecast period	$5,878	$—
A 100 basis point decrease in operating cash flow margin throughout the forecast period	$548	$—
A 100 basis point increase in the applicable discount rate	$6,398	$—
A 5% reduction in the fair value of broadcast licenses and enterprise values	$1,024	$—
A 10% reduction in the fair value of broadcast licenses and enterprise values	$2,196	$—

These hypothetical non-cash impairment charges would not have any direct impact on our liquidity, debt covenant compliance or future results of operations. Our historical operating results may not be indicative of our future operating results. Our future ten-year discounted cash flow analysis, which fundamentally supports our estimated fair values as of December 31, 2011, reflected certain assumptions relating to the expected impact of the current general economic environment.

There was no change in the discount rate used in valuing broadcast licenses or goodwill. The discount rates used in our impairment analysis were based upon the after-tax rate determined using a weighted-average cost of capital calculation for media companies. In calculating the discount rates, we considered estimates of the long-term mean market return, industry beta, corporate borrowing rate, average industry debt to capital ratio, average industry equity capital ratio, risk free rate and the tax rate. We believe using a discount rate based on a weighted-average cost of capital calculation for media companies is appropriate because it would be reflective of rates active participants in the media industry would utilize in valuing broadcast licenses and/or broadcast enterprises.

Valuation of Network Affiliation Agreements

We believe that the value of a television station is derived primarily from the attributes of its broadcast license. These attributes have a significant impact on the audience for network programming in a local television market compared to the national viewing patterns of the same network programming.

Certain other broadcasting companies have valued network affiliations on the basis that it is the affiliation and not the other attributes of the station, including its broadcast license, that contributes to the operational performance of that station. As a result, we believe that these broadcasting companies allocate a significant portion of the purchase price for any station that they may acquire to the network affiliation relationship and include in their network affiliation valuation amounts related to attributes which we believe are more appropriately reflected in the value of the broadcast license or goodwill.

The methodology we used to value these stations was based on our evaluation of the broadcast licenses acquired and the characteristics of the markets in which they operated. Given our assumptions and the specific attributes of the stations we acquired from 2002 through December 31, 2011, we ascribed no incremental value to the incumbent network affiliation relationship in each market beyond the cost of negotiating a new agreement with another network and the value of any terms of the affiliation agreement that were more favorable or unfavorable than those generally prevailing in the market.

Some broadcast companies may use methods to value acquired network affiliations different than those that we use. These different methods may result in significant variances in the amount of purchase price allocated to these assets among broadcast companies.

If we were to assign higher values to all of our network affiliations and less value to our broadcast licenses or goodwill and if it is further assumed that such higher values of the network affiliations are definite-lived intangible assets, this reallocation of value might have a significant impact on our operating results. It should be noted that there is diversity of practice within the industry, and some broadcast companies have considered such network affiliation intangible assets to have a life ranging from 15 to 40 years depending on the specific assumptions utilized by those broadcast companies.

The following table reflects the hypothetical impact of the reassignment of value from broadcast licenses to network affiliations for all our prior acquisitions (the first acquisition being in 1994) and the resulting increase in amortization expense assuming a hypothetical 15-year amortization period as of our most recent impairment testing date of December 31, 2011 (in thousands, except per share data):

	As Reported	Percentage of Total Value Reassigned to Network Affiliation Agreements
		50%	25%
Balance Sheet (As of December 31, 2011):
Broadcast licenses	$818,981	$262,598	$540,789
Other intangible assets, net (including network affiliation agreements)	712	150,903	75,808
Statement of Operations (For the year ended December 31, 2011):
Amortization of intangible assets	125	33,965	17,045
Operating income	75,348	41,508	58,428
Net income (loss)	9,035	(11,607)	(1,286)
Net income (loss) available to common stockholders	1,795	(18,847)	(8,526)
Net income (loss) available to common stockholders, per share — basic and diluted	$0.03	$(0.33)	$(0.15)

For future acquisitions, if any, the valuation of the network affiliations may differ from the values of previous acquisitions due to the different characteristics of each station and the market in which it operates.

Market Capitalization

When we test our broadcast licenses and goodwill for impairment, we also consider our market capitalization. Our market capitalization has increased from its 2008 lows. As of December 31, 2011, our market capitalization was less than our book value and it remains less than our book value as of the date of this prospectus. We believe the decline in and sustained level of our stock price has been influenced, in part, by the state of the national credit market and general economy beginning in 2008, and the relatively slow recovery from the recent national economic recession. We believe that it is appropriate to view the state of credit markets and continued economic weakness as relatively temporary in relation to reporting units that have demonstrated long-lived / enduring franchise value. Accordingly, we believe that a variance between market capitalization and fair value can exist and that difference could be significant at points in time due to intervening macroeconomic influences.

Income Taxes

As of December 31, 2011, we had approximately $279.7 million in federal operating loss carryforwards, which expire during the years 2021 through 2031. Additionally, as of December 31, 2011, we had an aggregate of approximately $316.8 million of various state operating loss carryforwards. We project to have taxable income in the carryforward periods. Therefore, we believe that it is more likely than not that the federal net operating loss carryforwards will be fully utilized.

A valuation allowance has been provided for a portion of the state net operating loss carryforwards. We believe that we will not meet the more likely than not threshold in certain states due to the uncertainty of generating sufficient income. Therefore, the state valuation allowance at December 31, 2011 and 2010 was $4.3 million and $4.6 million, respectively. As of December 31, 2011 and 2010, a full valuation allowance of $280,000 and $281,000, respectively, has been provided for the capital loss carryforwards, as we believe that we will not meet the more likely than not threshold due to the uncertainty of generating sufficient capital gains in the carryforward period.

Recent Accounting Pronouncements

Various authoritative accounting organizations have issued accounting pronouncements that we will be required to adopt at a future date. We have reviewed these pronouncements and concluded that their adoption will not have a material effect upon our liquidity or results of operations. See Note 1 of our unaudited condensed consolidated financial statements and our audited consolidated financial statements incorporated by reference into this prospectus for further discussion of recent accounting principles.

BUSINESS

General

We are a television broadcast company headquartered in Atlanta, GA, which owns and operates television stations broadcasting 40 primary channels and 45 secondary channels in 30 television markets. Nineteen of our primary channels and one secondary channel are affiliated with the CBS, ten primary channels are affiliated with the NBC, eight primary channels and one secondary channel are affiliated with the ABC, and three primary channels and two secondary channels are affiliated with the FOX. We also broadcast secondary channels that are affiliated with networks other than those listed above such as the CW, MyNet, USN, TCN, This TV and MeTV networks. In addition to our affiliated secondary channels, we broadcast eleven local news/weather channels in certain of our existing markets. We created our secondary channels to better utilize our excess broadcast spectrum. Our secondary channels are similar to our primary channels; however within a market, our secondary channels are affiliated with networks different from those affiliated with our primary channels. Our combined TV station group reaches approximately 6.2% of total United States households.

Television Industry Background

The FCC grants broadcast licenses to television stations. Historically, there have been a limited number of channels available for broadcasting in any one geographic area.

Television station revenue is derived primarily from local, regional and national advertising. Television station revenue is derived to a much lesser extent from retransmission consent fees; network compensation; studio and tower space rental; and commercial production activities. “Advertising” refers primarily to advertisements broadcast by television stations, but it also includes advertisements placed on a television station’s website and sponsorships of television programming and off-line content (such as email messages, mobile applications, and other electronic content distributed by stations). Advertising rates are based upon: (i) the size of a station’s market, (ii) a station’s overall ratings, (iii) a program’s popularity among targeted viewers, (iv) the number of advertisers competing for available time, (v) the demographic makeup of the station’s market, (vi) the availability of alternative advertising media in the market, (vii) the presence of effective sales forces and (viii) the development of projects, features and programs that tie advertiser messages to programming. Rates can also be determined in part by a station’s overall ratings and in- market share, as well as the station’s ratings and market share among particular demographic groups that an advertiser may be targeting. Because broadcast stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The sizes of advertisers’ budgets, which can be affected by broad economic trends, can affect the broadcast industry in general and the revenues of individual broadcast television stations.

Each commercial television station in the United States is assigned by Nielsen to one of 210 geographic television markets or DMAs. These markets are ranked in size according to their number of television households, with the market having the largest number of television households (New York City) ranked first. Each DMA is an exclusive geographic area consisting of all counties (and in some cases, portions of counties) in which the home-market commercial television stations receive the greatest percentage of total viewing hours. Nielsen periodically publishes data on estimated audiences for the television stations in each DMA.

Cyclicality and Seasonality

Because broadcast stations like ours rely on advertising revenues, they are sensitive to cyclical changes in the economy. As a result, our non-political advertising revenue was significantly negatively affected during the recent economic recession, but improved along with the general economic environment in 2011 and has continued to improve in 2012.

Broadcast advertising revenues are generally highest in the second and fourth quarters each year. This seasonality results partly from increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Broadcast advertising revenues are also typically higher in even-numbered years due to spending by political candidates, political parties and special interest groups. This political advertising spending typically is heaviest during the fourth quarter.

We consider broadcast advertising revenue to be revenue earned from the sale of advertisements broadcast by our stations. We derive a material portion of our non-political broadcast advertising revenue from advertisers in a limited number of industries, primarily the automotive, medical and restaurant industries. For the three and nine month period ended September 30, 2012 and 2011, the largest contributor to our non-political broadcast advertising revenue was the automotive industry. For the three month periods ended September 30, 2012 and 2011, we derived approximately 19% and 21%, respectively, of our total broadcast advertising revenue from the automotive industry, and for the nine month periods ended September 30, 2012 and 2011, we derived approximately 20% and 21% of our total broadcast advertising revenue from this industry. Our results of operations and financial condition could be materially adversely effected if broadcast advertising revenue from the automotive, or certain other industries, such as the medical, restaurant, communications or furniture and appliances, industries, declined.

Our Stations and Their Markets

All of our stations broadcast primary channels that are affiliated with major networks. In addition to the primary channels, the majority of our stations also broadcast secondary digital channels that are affiliated with various networks. The terms of our affiliations with these networks are governed by network affiliation agreements. Each affiliation agreement provides the affiliated station with the right to broadcast all programs transmitted by the affiliated network. Our affiliation agreements expire at various dates through December 31, 2016.

The following table provides information about all of our owned and operated television stations.

								Primary Channel
DMA Rank (a)			Primary Channels		Secondary Channels		Broadcast License Expiration	Station Rank in DMA(d)	News Rank in DMA(e)
	Market	Station	Affil.(b)	Exp.(c)	Affil.(b)	Exp.(c)
61	Knoxville, TN	WVLT	CBS	12/31/14	MyNet.	10/04/14	08/01/13	2	2
64	Lexington, KY	WKYT	CBS	12/31/14	CW	09/17/14	08/01/13	1	1
					News	NA
65	Charleston/Huntington, WV	WSAZ	NBC	12/14/12	MyNet.	10/04/14	10/01/12(i)	1	1
					This TV	09/08/15
66	Wichita/Hutchinson, KS	KAKE	ABC	12/31/13	MeTV	09/06/15	06/01/14	2	2
	(Colby, KS)	KLBY(f)	ABC	12/31/13	NA	NA	06/01/14	2	2
	(Garden City, KS)	KUPK(f)	ABC	12/31/13	NA	NA	06/01/14	2	2
75	Omaha, NE	WOWT	NBC	12/14/12	News	NA	06/01/14	2	1
85	Madison, WI	WMTV	NBC	12/14/12	News	NA	12/01/13	2	2
88	Waco-Temple-Bryan, TX	KWTX	CBS	12/31/14	CW	08/31/14	08/01/14	1	1
	(Bryan, TX)	KBTX(g)	CBS	12/31/14	CW	08/31/14	08/01/14	1	1
89	Colorado Springs, CO	KKTV	CBS	12/31/14	MyNet.	10/04/14	04/01/14	1	3
95	South Bend, IN	WNDU	NBC	12/14/12	NA	NA	08/01/13	2	1
100	Greenville/New Bern/ Washington, NC	WITN	NBC	12/14/12	MyNet.	10/04/14	12/01/20	1	1
					MeTV	03/09/14
					News	NA
105	Lincoln/Hastings/Kearney, NE	KOLN	CBS	12/31/14	MyNet.	10/04/14	06/01/14	1	1
	Grand Island, NE	KGIN(h)	CBS	12/31/14	MyNet.	10/04/14	06/01/14	1	1
106	Tallahassee, FL/ Thomasville, GA	WCTV	CBS	12/31/14	MyNet.	10/04/14	04/01/13	1	1
108	Reno, NV	KOLO	ABC	12/31/13	USN	12/31/13	10/01/14	2	1
113	Augusta, GA	WRDW	CBS	12/31/14	MyNet.	10/04/14	04/01/13	1	1
					TCN	01/14/13
115	Lansing, MI	WILX	NBC	12/14/12	News	NA	10/01/13	1	1
128	La Crosse/Eau Claire, WI	WEAU	NBC	12/14/12	News	NA	12/01/13	1	1

								Primary Channel
DMA Rank (a)			Primary Channels		Secondary Channels		Broadcast License Expiration	Station Rank in DMA(d)		News Rank in DMA(e)
	Market	Station	Affil.(b)	Exp.(c)	Affil.(b)	Exp.(c)
134	Wausau/Rhinelander, WI	WSAW	CBS	12/31/14	MyNet.	10/04/14	12/01/13	1		2
					News	NA
135	Rockford, IL	WIFR	CBS	12/31/14	News	NA	12/01/13	1		1
136	Topeka, KS	WIBW	CBS	12/31/14	MyNet.	10/04/14	06/01/14	1		1
					MeTV	08/07/15
150	Albany, GA	WSWG	CBS	12/31/14	MyNet.	10/04/14	04/01/13	3		NA	(j)
					CW	08/31/15
159	Panama City, FL	WJHG	NBC	12/14/12	CW	08/31/15	02/01/13	1		1
					News	NA
		WECP	CBS	12/31/16	MyNet.	10/04/14	02/01/13	(k	)	(k	)
161	Sherman, TX/Ada, OK	KXII	CBS	12/31/14	FOX	06/30/14	08/01/14	1		1
					MyNet.	10/04/14
169	Dothan, AL	WTVY	CBS	12/31/14	CW	08/31/15	04/01/13	1		1
					MyNet.	10/04/14
178	Harrisonburg, VA	WHSV	ABC	12/31/13	ABC	12/31/13	10/01/12(i)	1		1
					FOX	06/30/14
					MyNet.	10/04/14
		WSVF	FOX	06/30/14	CBS	12/31/16	10/01/12(i)	(k	)	(k	)
182	Bowling Green, KY	WBKO	ABC	12/31/13	FOX	06/30/14	08/01/13	1		1
					CW	08/31/13
183	Charlottesville, VA	WCAV	CBS	12/31/14	News	NA	10/01/12(i)	2		2
		WVAW	ABC	12/31/13	NA	NA	10/01/12(i)	3		4
		WAHU	FOX	06/30/14	MyNet.	10/04/14	10/01/12(i)	4		3
					This TV	09/20/15
185	Grand Junction, CO	KKCO	NBC	01/01/16	MeTV	06/28/15	04/01/14	1		1
186	Meridian, MS	WTOK	ABC	12/31/13	CW	08/31/15	06/01/12(i)	1		1
					MyNet.	10/04/14
193	Parkersburg, WV	WTAP	NBC	12/14/12	News	NA	10/01/12(i)	1		1
		WOVA	FOX	06/30/14	NA	NA	10/01/20	(k	)	(k	)
		WIYE	CBS	12/31/16	MyNet.	10/04/14	10/01/20	(k	)	(k	)
(l)	Hazard, KY	WYMT	CBS	12/31/14	NA	NA	08/01/13	1		1

NA Not applicable

News Local news and/or weather channel

(a)	DMA rank for the 2012-2013 television season based on information published by Nielsen.

(b)	Indicates network affiliations. All primary channels and the majority of secondary channels broadcast by the stations are affiliated with a network. We also have independent secondary channels broadcasting local news and weather. Such channels are identified as “News.”

(c)	Indicates approximate expiration dates of network affiliation agreements.

(d)	Based on Nielsen data for the February, May, July and November 2011 rating periods.

(e)	Based on Nielsen data for the February, May, July and November 2011 rating periods for various news programs.

(f)	KLBY-TV and KUPK-TV are satellite stations of KAKE-TV under FCC rules. The primary channels of each of KLBY-TV and KUPK-TV simulcast the primary channel of KAKE-TV and may offer some locally originated programming, such as local news.

(g)	KBTX-TV is a satellite station of KWTX-TV under FCC rules. The primary channel of KBTX-TV simulcasts the primary channel of KWTX-TV and may offer some locally originated programming, such as local news.

(h)	KGIN-TV is a satellite station of KOLN-TV under FCC rules. The primary channel of KGIN-TV simulcasts the primary channel of KOLN-TV and may offer some locally originated programming, such as local news.

(i)	We have filed a license renewal application with the FCC for this station, and that renewal application remains pending. We anticipate that all pending renewal applications will be granted in due course.

(j)	This station does not currently broadcast local news that is specific to the Albany, Georgia market.

(k)	The rankings for WECP, WSVF, WOVA and WIYE had not yet been determined.

(l)	The rankings shown for WYMT-TV are based on Nielsen data for the trading area (an area not defined as a distinct DMA) for the three reporting periods of February 2011, May 2011 and November 2011.

Station Network Affiliations

The “Big Four” major broadcast networks, ABC, NBC, CBS and FOX, dominate broadcast television in terms of the amount of viewership their original programming attracts. The “Big Three” major broadcast networks of ABC, NBC, and CBS provide their respective network affiliates with a majority of the programming broadcast each day. FOX, CW and MyNetworkTV provide their affiliates with a smaller portion of each day’s programming compared to the Big Three networks. The CW Plus network generally provides programming for the entire broadcast day.

Most successful commercial television stations obtain their brand identity from locally produced news programs. Notwithstanding this, however, the affiliation of a station’s channels with one of the four major networks can have a significant impact on the station’s programming, revenues, expenses and operations. A typical network provides an affiliate with all of its programming in exchange for a substantial majority of the advertising time available for sale during the airing of the network programs. The network then sells this advertising time and retains the revenues. The affiliate sells the remaining advertising availabilities within the network programming and non-network programming, and the affiliate retains most or all of such revenues from these sales. In seeking to acquire programming to supplement network-supplied programming, which is critical to maximizing affiliate revenue, affiliates compete primarily with other affiliates and independent stations in their markets as well as, in certain cases, various national non-broadcast networks (“cable networks”) that present competitive programming.

A television station may also acquire programming through barter arrangements. Under a barter arrangement, a national program distributor retains a fixed amount of advertising time within the program in exchange for the programming it supplies. The television station may pay a fixed fee for such programming.

We record revenue and expense for trade transactions involving the exchange of tangible goods or services with our customers. The revenue is recorded at the time the advertisement is broadcast and the expense is recorded at the time the goods or services are used. The revenue and expense associated with these transactions are based on the fair value of the assets or services received.

We do not account for barter revenue and related barter expense generated from network or syndicated programming as such amounts are not material. Furthermore, any such barter revenue recognized would then require the recognition of an equal amount of barter expense. The recognition of these amounts would have no effect upon net income (loss).

In contrast to a network-affiliated station, independent stations purchase or produce all of the programming they broadcast, generally resulting in higher programming costs. Independent stations, however, retain their entire inventory of advertising time and all related revenues. Affiliates of FOX, CW and MyNetworkTV must purchase or produce a greater amount of programming for their non-network time periods, generally resulting in higher programming costs. On the other hand, affiliates of FOX, CW and MyNetworkTV retain a larger portion of their advertising time inventory and the related revenues compared to Big Three affiliates.

Competition

Television stations compete for audiences, certain programming (including news) and advertisers. Cable network programming is a significant competitor of broadcast television programming. However, no single cable programming network regularly attains audience levels exceeding a small fraction of those of any major broadcast network. Cable networks’ advertising share has increased due to the growth in the number of homes that subscribe to a pay-TV service from cable systems, DBS systems, and other MVPDs. Despite increases in cable network viewership, over-the-air broadcasting remains the dominant distribution system for mass-market television advertising. Signal coverage and carriage on MVPD systems also materially affect a television station’s competitive position.

Audience

Stations compete for audience based on broadcast program popularity, which has a direct effect on advertising rates. Networks supply a substantial portion of our affiliated stations’ daily programming. Affiliated stations depend on the performance of the network programs to attract viewers. There can be no assurance that any such current or future programming created by our affiliated networks will achieve or maintain satisfactory viewership levels. Stations program non-network time periods with a combination of locally produced news, public affairs and entertainment programming, including national news or syndicated programs purchased for cash, cash and barter, or barter only.

MVPD systems have significantly altered competition for audience in the television industry. Specifically, MVPD systems can increase a broadcasting station’s competition for viewers by bringing into the market both cable networks and distant television station signals not otherwise available to the station’s audience.

Other sources of competition for audiences, programming, and advertisers include internet websites, mobile applications and wireless carriers, direct-to-consumer video distribution systems, and home entertainment systems.

Recent developments by many companies, including internet service providers and internet website operators, are expanding the variety and quality of broadcast and non-broadcast video programming available to consumers via the internet. Internet companies have developed business relationships with companies that have traditionally provided syndicated programming, network television and other content. As a result, additional programming is becoming available through non-traditional methods, which can directly impact the number of TV viewers, and thus indirectly impact station rankings, popularity and revenue possibilities of our stations.

Programming

Competition for non-network programming involves negotiating with national program distributors, or syndicators, that sell first-run and rerun programming packages. Each station competes against the other broadcast stations in its market for exclusive access to off-network reruns (such as Two And A Half Men) and first-run programming (such as Jeopardy). Broadcast stations compete also for exclusive news stories and features. While cable networks generally do not compete with local stations for programming, some national cable networks from time to time have acquired programs that would have been offered to, or otherwise might have been broadcast by, local television stations.

Advertising

Advertising revenues comprise the primary source of revenues for our stations. Our stations compete with other television stations for advertising revenues in their respective markets. Our stations also compete for advertising revenue with other media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, internet websites, local cable and other MVPD systems. In the broadcasting industry, advertising revenue competition occurs primarily within individual markets.

Federal Regulation of the Television Broadcast Industry

General

Under the Communications Act, television broadcast operations such as ours are subject to the jurisdiction of the FCC. Among other things, the Communications Act empowers the FCC to: (i) issue, revoke and modify broadcasting licenses; (ii) regulate stations’ operations and equipment; and (iii) impose penalties for violations of the Communications Act or FCC regulations. The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior FCC approval.

License Grant and Renewal

The FCC grants broadcast licenses to television stations for terms of up to eight years. Broadcast licenses are of paramount importance to the operations of our television stations. The Communications Act requires the FCC to renew a licensee’s broadcast license if the FCC finds that: (i) the station has served the public interest, convenience and necessity; (ii) there have been no serious violations of either the Communications Act or the FCC’s rules and regulations; and (iii) there have been no other violations which, taken together, would constitute a pattern of abuse. Historically the FCC has renewed broadcast licenses in substantially all cases. While we are not currently aware of any facts or circumstances that might prevent the renewal of our stations’ licenses at the end of their respective license terms, we cannot provide any assurances that any license will be renewed. Our failure to renew any licenses upon the expiration of any license term could have a material adverse effect on our business. Under the Communications Act, the term of a broadcast license is automatically extended pending the FCC’s processing of a renewal application. For further information regarding the expiration dates of our stations’ current licenses and renewal application status, see the table under the heading “Our Stations and Their Markets.”

Media Ownership Restrictions and FCC Proceedings

The FCC’s broadcast ownership rules affect the number, type and location of broadcast and newspaper properties that we may hold or acquire. The rules now in effect limit the common ownership, operation or control of, and “attributable” interests or voting power in: (i) television stations serving the same area; (ii) television stations and daily newspapers serving the same area; and (iii) television stations and radio stations serving the same area. The rules also limit the aggregate national audience reach of television stations that may be under common ownership, operation and control, or in which a single person or entity may hold an official position or have more than a specified interest or percentage of voting power. The FCC’s rules also define the types of positions and interests that are considered attributable for purposes of the ownership limits, and thus also apply to our principals and certain investors.

The FCC is required by statute to review all of its broadcast ownership rules every four years to determine if such rules remain necessary in the public interest. In 2007, the FCC adopted a Report and Order fulfilling the FCC’s obligation to review its media ownership rules every four years. That Order left most of the FCC’s existing ownership restrictions in place, but made modifications to the newspaper/broadcast cross-ownership restriction. A number of parties appealed the FCC’s order; those appeals were consolidated in the United States Court of Appeals for the Third Circuit (“Third Circuit”). In May 2010, while these appeals were still pending, the FCC began a new comprehensive review of its broadcast ownership rules to determine whether the rules remain necessary in the public interest by releasing a Notice of Inquiry (“NOI”). The NOI sought comments on (1) whether the current rules continue to foster competition, localism, and diversity; (2) how to define, measure, and promote competition, localism and diversity; and (3) how to weigh these public interest goals if there is conflict between them. In July 2011, the Third Circuit vacated and remanded the Commission’s 2007 changes to the newspaper/broadcast cross-ownership rule, but upheld the FCC’s retention of the remainder of its media ownership rules. In December 2011, the FCC issued a Notice of Proposed Rulemaking (the “2011 NPRM”) that addresses issues remanded by the Third Circuit. In addition, the 2011 NPRM requests comments on the FCC’s proposals to leave the local TV ownership rule and local radio ownership rule largely intact; eliminate the radio/television cross-ownership rule; and presumptively permit waivers of the newspaper/broadcast cross-ownership ban in the 20 largest television markets. Finally, the 2011 NPRM requests comments on whether local news service agreements and/or shared services agreements should be considered attributable for purposes of applying the media ownership restrictions.

Local TV Ownership Rules

The FCC’s 2007 actions generally reinstated the FCC’s pre-2003 local television ownership rules. Under those rules, one entity may own two commercial television stations in a DMA as long as the Grade B contours of the stations do not overlap or, if they do, no more than one of those stations is ranked among the top four stations in the DMA and eight independently owned, full-power stations will remain in the DMA. Waivers of this rule may be available if at least one of the stations in a proposed combination qualifies, pursuant to specific criteria set forth in the FCC’s rules, as failed, failing, or unbuilt. The 2011 NPRM proposes only minor modifications to the existing rule by eliminating the Grade B contour overlap portion of the existing rule. Additionally, the FCC is requesting comments on whether (i) to adopt a waiver standard that would allow certain television combinations in small markets, even between top-four stations, (ii) to consider multicasting in determining local television ownership limits, and (iii) to limit the ability of station owners to form dual network affiliations through multicasting multiple channels of programming within a single digital channel.

Cross-Media Limits

The newspaper/broadcast cross-ownership rule generally prohibits one entity from owning both a commercial broadcast station and a daily newspaper in the same community. The radio/television cross-ownership rule allows a party to own one or two TV stations and a varying number of radio stations within a single market. The FCC’s 2007 decision left the existing newspaper/broadcast and radio/television cross-ownership restrictions in place, but provided that the FCC would evaluate newly-proposed newspaper/broadcast combinations under a non-exhaustive list of public interest factors and apply positive or negative presumptions in specific circumstances. As noted above, the Third Circuit reversed and remanded the FCC’s 2007 changes to the newspaper/broadcast cross-ownership rule, leaving the original prohibition in place. The 2011 NPRM proposes a rule based largely on the FCC’s 2007 decision and seeks comment on its proposal to adopt a newspaper/broadcast cross-ownership rule that would presumptively permit waivers of the newspaper/broadcast cross-ownership restrictions in the top 20 DMAs when the television station is not ranked among the top four television stations in the DMA and at least eight independently owned and operated major media voices remain in the DMA.

National Television Station Ownership Rule

The maximum percentage of U.S. households that a single owner can reach through commonly owned television stations is 39 percent. This limit was specified by Congress in 2004 and is not affected by the December 2007 FCC decision or subsequent appellate action. The FCC applies a 50 percent “discount” for ultra-high frequency (“UHF”) stations, but the FCC indicated in the 2007 decision that it will conduct a separate proceeding to determine how or whether the UHF discount will operate in the future.

The FCC’s media ownership proceedings are on-going and, in many cases, are or will be subject to further judicial and potentially Congressional review. We cannot predict the outcome of any of these current or potential proceedings.

Attribution Rules

Under the FCC’s ownership rules, a direct or indirect purchaser of certain types of our securities could violate FCC regulations if that purchaser owned or acquired an “attributable” interest in other media properties in the same areas as one or more of our stations. Pursuant to FCC rules, the following relationships and interests are generally considered attributable for purposes of broadcast ownership restrictions: (i) all officers and directors of a corporate licensee and its direct or indirect parent(s); (ii) voting stock interests of at least five percent; (iii) voting stock interests of at least 20 percent, if the holder is a passive institutional investor (such as an investment company, as defined in 15 U.S.C. 80a-3, bank, or insurance company); (iv) any equity interest in a limited partnership or limited liability company, unless properly “insulated” from management activities; (v) equity and/or debt interests that in the aggregate exceed 33 percent of a licensee’s total assets, if the interest holder supplies more than 15 percent of the station’s total weekly programming or is a same-market broadcast company or daily newspaper publisher; (vi) time brokerage of a broadcast station by a same-market broadcast company; and (vii) same-market radio joint sales agreements.

Management services agreements and other types of shared services arrangements between same-market stations that do not include attributable time brokerage or joint sales components generally are not deemed attributable under the FCC’s current rules and policies. As noted above, however, the FCC in its 2011 NPRM requested comment on whether local news service agreements and/or shared services agreements should be considered attributable for purposes of applying the media ownership rules.

To our knowledge, no officer, director or five percent stockholder currently holds an attributable interest in another television station, radio station or daily newspaper that is inconsistent with the FCC’s ownership rules and policies or with our ownership of our stations.

Alien Ownership Restrictions

The Communications Act restricts the ability of foreign entities or individuals to own or hold interests in broadcast licenses. The Communications Act bars the following from holding broadcast licenses: foreign governments, representatives of foreign governments, non-citizens, representatives of non-citizens, and corporations or partnerships organized under the laws of a foreign nation. Foreign individuals or entities, collectively, may directly or indirectly own or vote no more than 20 percent of the capital stock of a licensee or 25 percent of the capital stock of a corporation that directly or indirectly controls a licensee. The 20 percent limit on foreign ownership of a licensee may not be waived. While the FCC has the discretion to permit foreign ownership in excess of 25 percent in a corporation controlling a licensee, it has rarely done so in the broadcast context.

We serve as a holding company of wholly owned subsidiaries, one of which is a licensee for our stations. Therefore we may be restricted from having more than one-fourth of our stock owned or voted directly or indirectly by non-citizens, foreign governments, representatives of non-citizens or foreign governments, or foreign corporations.

Programming and Operations

Rules and policies of the FCC and other federal agencies regulate certain programming practices and other areas affecting the business or operations of broadcast stations.

The Children’s Television Act of 1990 limits commercial matter in children’s television programs and requires stations to present educational and informational children’s programming. Broadcasters are effectively required through license renewal processing guidelines to provide at least three hours of children’s educational programming per week on their primary channels and on each secondary channel. In October 2009, the FCC issued a NOI seeking comment on a broad range of issues related to children’s usage of electronic media and the current regulatory landscape that governs the availability of electronic media to children. The NOI remains pending, and we cannot predict what recommendations or further action, if any, will result from it.

Over the past several years, the FCC has increased its enforcement efforts regarding broadcast indecency and profanity. In 2006, the statutory maximum fine for broadcasting indecent material increased from $32,500 to $325,000 per incident. In June 2012, the Supreme Court decided a challenge to the FCC’s indecency enforcement without resolving the scope of the FCC’s ability to regulate broadcast content. The FCC has not yet issued any further decisions under or statements concerning its indecency enforcement authority, and the courts remain free to review the FCC’s current policy or any modifications thereto. The outcomes of these proceedings could affect future FCC policies in this area, and we are unable to predict the outcome of any such judicial proceeding, which could have a material adverse effect on our business.

EEO Rules

The FCC’s Equal Employment Opportunity (“EEO”) rules impose job information dissemination, recruitment, documentation and reporting requirements on broadcast station licensees. Broadcasters are subject to random audits to ensure compliance with the EEO rules and may be sanctioned for noncompliance.

MVPD Retransmission of Local Television Signals

Under the Communications Act and FCC regulations, each television station generally has a so-called “must-carry” right to carriage of its primary channels on all MVPD systems serving their market. Each commercial television station may elect between invoking its “must carry” right or invoking a right to prevent an

MVPD system from retransmitting the station’s primary channel without its consent (“retransmission consent”). Stations must make this election by October 1 every three years, and stations most recently made such elections by October 1, 2011. Such elections are binding throughout the three-year cycle that commences on the subsequent January 1. The current carriage cycle commenced on January 1, 2012, and ends on December 31, 2014. Our stations have generally elected retransmission consent and have entered into retransmission consent contracts with virtually all MVPD systems serving their markets.

In March 2011, the FCC issued a Notice of Proposed Rulemaking (a “NPRM”) to consider changes to its rules governing the negotiation of retransmission consent agreements. The FCC concluded that it lacked statutory authority to impose mandatory arbitration or interim carriage obligations in the event of a dispute between broadcasters and pay television operators. The FCC, however, sought comment on whether it should (1) strengthen the existing regulatory provision requiring broadcasters and MVPDs to negotiate retransmission consent in “good faith,” (2) enhance notice obligations to consumers of potential disruptions in service, and/or (3) extend the prohibition on ceasing carriage of a broadcast station’s signal during an audience measurement period to DBS systems. The NPRM also questioned whether the Commission should eliminate the network non-duplication and syndicated exclusivity rules. The Commission has not yet issued a decision in this proceeding, and we cannot predict the outcome of any FCC regulatory action in this regard.

In addition, certain online video distributors and other OVDs have begun to stream broadcast programming over the Internet without the consent of the broadcast station. In one case, a federal district court issued a preliminary injunction enjoining an OVD from streaming broadcast programming because the OVD was unlikely to demonstrate that it was eligible for the statutory copyright license that provides cable operators with the requisite copyrights to retransmit broadcast programming, and in August 2012, the Second Circuit affirmed the district court’s decision. In another case, a preliminary injunction against another entity providing access to broadcast programming over the Internet was denied where the federal district court indicated that the operator was likely to prevail in demonstrating that the leasing of equipment that enables a consumer to access broadcast programming over the Internet is not a copyright violation. That ruling has been appealed to the Second Circuit and remains pending. In 2010, the FCC’s Media Bureau, in a program access proceeding, tentatively concluded that one OVD had not shown that it was an MVPD for purposes of demonstrating eligibility for the program access rules, and in March 2012, the FCC, recognizing that the classification could have implications under the retransmission consent requirements, issued a public notice seeking comment on the proper interpretation of the term “MVPD” under FCC rules. We cannot predict the outcome of the pending litigation or of the FCC’s interpretive proceedings. However, if the courts determine that consent of the broadcast station is not required and if the FCC determines that an OVD is not an MVPD, our business and results of operations could be materially and adversely affected.

Broadcast Spectrum

On March 16, 2010, the FCC delivered to a “National Broadband Plan” to Congress. The National Broadband Plan, inter alia, makes recommendations regarding the use of spectrum currently allocated to television broadcasters, including seeking the voluntary surrender of certain portions of the television broadcast spectrum and repacking the currently allocated spectrum to make portions of that spectrum available for other wireless communications services. If some or all of our television stations are required to change frequencies or reduce the amount of spectrum they use, our stations could incur substantial conversion costs, reduction or loss of over-the-air signal coverage or an inability to provide high definition programming and additional program streams, including mobile video services. Prior to implementation of the proposals contained in the National Broadband Plan, further action by the FCC or Congress or both is necessary.

In late February 2012, Congress passed and the President signed legislation that, among other things, grants the FCC authority to conduct auctions of certain spectrum currently used by television broadcasters. These auctions would have two parts. First, the FCC would conduct a reverse auction by which a television broadcaster may volunteer, in return for payment, to relinquish its station’s spectrum by surrendering its license; relinquish part of its spectrum and thereafter share spectrum with another station; or modify a UHF channel license to a VHF channel license. Second, the FCC would conduct a forward auction of the relinquished auction to new users. The FCC must complete the reverse auction and the forward auction by September 30, 2022. To accommodate the spectrum reallocation to new users, the FCC may require that television stations that do not participate in the auction modify their transmission facilities. The legislation authorizes the FCC to reimburse stations for reasonable relocation costs up to a total across all stations of $1.75 billion. In addition, the legislation directs the FCC to use “reasonable efforts” to preserve a station’s coverage area and population served, and it prevents the FCC from requiring that a station involuntarily move from the UHF band to the VHF band or from the high VHF band to the low VHF band.

On April 27, 2012, the FCC issued a Report and Order modifying the FCC’s rules to establish a licensing framework to allow two or more broadcast stations to share a 6Mhz channel. On September 28, 2012, the FCC adopted a Notice of Proposed Rulemaking to implement an incentive auction of broadcast television spectrum. Comments on the rulemaking proposals are due on January 25, 2013, and reply comments are due on March 12, 2013. We cannot predict the likelihood, timing or outcome of any Congressional or FCC regulatory action with respect to the implementation of the National Broadband Plan, incentive auctions, or repacking of broadcast television spectrum, nor the impact of any such changes upon our business.

The foregoing does not purport to be a complete summary of the Communications Act, other applicable statutes, or the FCC’s rules, regulations or policies. Proposals for additional or revised regulations and requirements are pending before, are being considered by, and may in the future be considered by, Congress and federal regulatory agencies from time to time. We cannot predict the effect of any existing or proposed federal legislation, regulations or policies on our business. Also, several of the foregoing matters are now, or may become, the subject of litigation, and we cannot predict the outcome of any such litigation or the effect on our business.

Employees

As of September 30, 2012, we had 1,939 full-time employees and 147 part-time employees, of which 95 full-time employees and 5 part-time employees were represented by unions. We consider relations with our employees to be good.

Legal Proceedings

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings. Any such claims are handled and defended in the ordinary course of business. While the Company is unable to predict the outcome of these matters, we do not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on our overall financial condition, results of operations, or cash flows. However, adverse developments could negatively impact earnings or cash flows in a particular future period.

COMPANY MANAGEMENT AND DIRECTORS

The following table sets forth information about our executive officers and directors.

Name	Age	Position Held With Gray
Hilton H. Howell, Jr.	50	Chief Executive Officer, Vice Chairman and Director
William E. Mayher, III	74	Chairman of the Board of Directors
Robert S. Prather, Jr.	68	President, Chief Operating Officer and Director
Richard L. Boger	66	Director
Ray M. Deaver	72	Director
T.L. Elder	74	Director
Robin R. Howell	47	Director
Howell W. Newton	65	Director
Hugh E. Norton	79	Director
Harriett J. Robinson	81	Director
James C. Ryan	52	Chief Financial Officer and Senior Vice President
Kevin P. Latek	42	Vice President for Law and Development and Secretary

Set forth below is certain information concerning the business experience during the past five years of each of the individuals named above.

Hilton H. Howell, Jr. has been our Chief Executive Officer since August 20, 2008 and has also served as Vice-Chairman since September 2002. Before that, he had been our Executive Vice President since September 2000. He has served as one of our directors since 1993. He is a member of the Executive Committee of our Board. He has served as President and Chief Executive Officer of Atlantic American Corporation, an insurance holding company, since 1995, and as Chairman of that company since February 24, 2009. He has been Executive Vice President and General Counsel of Delta Life Insurance Company and Delta Fire and Casualty Insurance Company since 1991. He has served as Vice Chairman of Bankers Fidelity Life Insurance Company since 1992 and Vice Chairman of Georgia Casualty & Surety Company from 1992 through 2008. He served as Chairman of the Board of Southern Community Newspapers, Inc. (then known as Triple Crown Media) (“SCN”), from December 2005 until December 2009. Mr. Howell also serves as a director of Atlantic American Corporation and its subsidiaries American Southern Insurance Company, American Safety Insurance Company and Bankers Fidelity Life Insurance Company, as well as Delta Life Insurance Company and Delta Fire and Casualty Insurance Company. He is the son-in-law of Mrs. Harriett J. Robinson and the husband of Mrs. Robin R. Howell, both members of our Board of Directors.

William E. Mayher, III is Chairman of the Executive Committee and a member of the Audit Committee, the Management Personnel Committee and the 2007 Long Term Incentive Plan Committee of our Board of Directors and has served as Chairman of our Board of Directors since August 1993. Dr. Mayher was a neurosurgeon in Albany, Georgia from 1970 to 1998. Dr. Mayher is the Past Chairman of the Medical College of Georgia Foundation Board and served as Chairman of Blue Cross Blue Shield of Georgia and as a member of the Board of Directors of the American Association of Neurological Surgeons. He also serves as Chairman of the Albany Regional Airport Commission. Dr. Mayher is a member of the Georgia Aviation Hall of Fame Board, and he is also a Senior FAA Aviation Medical Examiner.

Robert S. Prather, Jr. has served as our President and Chief Operating Officer since September 2002. He has served as one of our directors since 1993. He is a member of the Executive Committee of our Board. He has served as President and a director of our subsidiaries Gray Television Group, Inc. and WVLT-TV, Inc., since 2002. He has been a director of SCN since 1994, and served as Chairman of SCN from December 2005 until November 2007. He served as President and Chief Executive Officer of SCN from May 2005 to December 30, 2005, and has served in that position since November 2007. SCN filed for protection under Chapter 11 of the U.S. bankruptcy code on September 14, 2009. SCN emerged from bankruptcy effective December 8, 2009. He also serves as a member of the Board of Directors for GAMCO Investors, Inc., Gaylord Entertainment Company and Draper Holdings Business Trust. He served as an advisory director of Swiss Army Brands, Inc. until 2011.

He served on the Board of Trustees of the Georgia World Congress Center Authority until 2010, serving as its Chairman for three years ended December 31, 2010.

Richard L. Boger is a member of the Audit Committee, the Management Personnel Committee and the 2007 Long Term Incentive Plan Committee of our Board of Directors. Mr. Boger has been President and Chief Executive Officer of Lex-Tek International, Inc., a financial services consulting company, since February 2002. He has also served, since July 2003, as business manager for Owen Holdings, LLLP; since July 2004, as General Partner of Shawnee Meadow Holdings, LLLP; and since March 2006, as business manager for Heathland Holdings, LLLP, each of which is an investment holding company. He also serves as a member of the Board of Trustees of Corner Cap Group of Funds, a series mutual fund.

Ray M. Deaver is currently Chairman of the Management Personnel Committee and a member of the 2007 Long Term Incentive Plan Committee of our Board of Directors. On December 5, 2012, Mr. Deaver notified the Company that he will retire from the Board of Directors effective December 31, 2012. Prior to his appointment to our Board of Directors, Mr. Deaver served as our Regional Vice President-Texas from October 1999 until his retirement in 2001. He was the President and General Manager of KWTX Broadcasting Company and President of Brazos Broadcasting Company from November 1997 until their acquisition by us in October 1999.

T.L. (Gene) Elder is a member the Audit Committee of our Board of Directors. From 1994 to 2004, Mr. Elder was a partner of Tatum, LLC, a national firm of career chief financial officers which was acquired by Spherion Staffing Services in March 2010, and served as a Senior Partner of that firm from 2004 until his retirement from that position in May 2009.

Robin R. Howell has served as Vice President and Director of both Delta Life Insurance Company and Delta Fire & Casualty Company since 1992. She is a former Chairman of the Board for Farmer’s and Merchant’s Bank and a member of the Board of Directors for Premier Bancshares. She received a BA in Economics from the University of Virginia and a Masters of Business Administration from the University of Texas at Austin, and she has had a number of management and oversight roles in various businesses in which her family has maintained ownership interests since that time. Mrs. Howell is the daughter of Mrs. Robinson and the wife of Mr. Howell. Mrs. Howell is active in the community, serving on the Board of Directors and Executive Committee of the High Museum of Art, the Board of Directors of the Forward Arts Foundation, and as a member of the Junior League of Atlanta.

Howell W. Newton is Chairman of the Audit Committee of our Board of Directors. Since 1978, Mr. Newton has been President and Treasurer of Trio Manufacturing Co., a real estate and investment company.

Hugh E. Norton is Chairman of the 2007 Long Term Incentive Plan Committee and is a member of the Management Personnel Committee of our Board of Directors. Mr. Norton has been President of Norco Holdings, Inc., an insurance agency, since 1973 and also is a real estate developer in Destin, Florida.

Harriett J. Robinson has been a director of Atlantic American Corporation since 1989. Mrs. Robinson has also been a director of Delta Life Insurance Company and Delta Fire and Casualty Insurance Company since 1967. Mrs. Robinson is the mother of Mrs. Robin R. Howell and the mother-in-law of Mr. Hilton H. Howell, Jr., both members of our Board of Directors.

James C. Ryan has served as our Chief Financial Officer since October 1998 and Senior Vice President since September 2002. Before that, he had been our Vice President since October 1998.

Kevin P. Latek has served as our Vice President for Law and Development and Secretary since March 1, 2012. In the preceding nearly 15 years, Mr. Latek has represented television and radio broadcasters as well as financial institutions in FCC regulatory and transactional matters with the law firm of Dow Lohnes, PLLC, in Washington, DC. Mr. Latek received a B.S.B.A. from Georgetown University School of Business Administration (summa cum laude) in 1992 and a Juris Doctor from the University of Virginia School of Law in 1996. He is a member of the American Bar Association and the Federal Communications Bar Association.

DESCRIPTION OF OTHER INDEBTEDNESS AND CERTAIN OTHER OBLIGATIONS

This description contains a summary of our indebtedness and certain other obligations outstanding at September 30, 2012 or currently. This description is only a summary of the applicable obligations. The following summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Credit Facility

Our 2007 senior credit facility consisted of a revolving loan and a term loan. Excluding accrued interest, the amount outstanding under our 2007 senior credit facility as of September 30, 2012 was comprised solely of a term loan balance of $459.4 million. Excluding accrued interest, the amount outstanding under our 2007 senior credit facility as of December 31, 2011 was $472.0 million consisting of a term loan balance of $463.0 million and a revolving loan balance of $9.0 million.

As of September 30, 2012, the interest rate on the balance outstanding under the 2007 senior credit facility was 3.7%. Also, as of September 30, 2012, we had a deferred loan cost balance, net of accumulated amortization, of $3.5 million related primarily to our 2007 senior credit facility.

Effective June 30, 2011, we entered into the third amendment to our 2007 senior credit facility, which provided for, among other things, our ability to use a portion of the proceeds from a potential issuance by us of certain capital stock and/or debt securities to redeem the outstanding shares of our Series D perpetual preferred stock (including accrued dividends and any premiums), provided that we repay the term loans outstanding under the 2007 senior credit facility on not less than a dollar for dollar basis by the amount used to redeem such preferred stock, except to the extent that the redemption of the Series D perpetual preferred stock was effectuated with the proceeds of an issuance of common equity securities. Any such preferred stock redemption was required to be completed within 40 days of the issuance of such securities or the proceeds therefrom would have been required to be used to repay additional amounts of the loans outstanding under the 2007 senior credit facility. We completed the third amendment to our 2007 senior credit facility at a cost of approximately $0.5 million, which was funded from cash on hand. These costs were primarily capitalized as deferred financing costs.

On October 12, 2012, we repaid all amounts outstanding under the 2007 senior credit facility and amended and restated that facility in the form of the 2012 senior credit facility, with Wells Fargo Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint bookrunners, and the other lenders party thereto.

The 2012 senior credit facility provides total commitments of $595.0 million, consisting of the $40.0 million New Revolving Credit Facility and the $555.0 million New Term Loan.

Borrowings under the New Revolving Credit Facility bear interest, at our option, based on the Base Rate or LIBOR, in each case plus an applicable margin based on a first lien leverage ratio test as set forth in the First Lien Ratio Test.

Borrowings under the New Term Loan bear interest, at our option, at either the Base Rate plus 2.50%-2.75% or LIBOR plus 3.50%-3.75%, subject to a LIBOR floor of 1.0%. The New Term Loan also requires us to make quarterly principal repayments equal to 0.25% of the outstanding principal amount of the New Term Loan beginning December 31, 2012.

The New Revolving Credit Facility matures on October 12, 2017 and the New Term Loan matures on October 12, 2019.

As of November 13, 2012, we had $555.0 million in borrowings outstanding under the New Term Loan.

In connection with the 2012 senior credit facility, we incurred loan issuance costs of approximately $10.2 million, including bank fees, original issue discount and other professional fees. These costs were funded from our existing cash balances. The amendment and restatement of the 2007 senior credit facility was determined to be a significant modification and, as a result, we anticipate that we will record a loss upon early extinguishment of debt of approximately $8.2 million in the quarter ending December 31, 2012 related to the 2007 senior credit facility.

Collateral, Covenants and Restrictions

The collateral for our debt obligations consists of substantially all of our and our subsidiaries’ assets. In addition, our subsidiaries are joint and several guarantors of the obligations and our ownership interests in our subsidiaries are pledged to collateralize the obligations. Our debt obligations contain affirmative and restrictive covenants. These covenants include, but are not limited to, (i) limitations on additional indebtedness, (ii) limitations on liens, (iii) limitations on amendments to our by-laws and articles of incorporation, (iv) limitations on mergers and the sale of assets, (v) limitations on guaranties, (vi) limitations on investments and acquisitions, (vii) limitations on the payment of dividends and the redemption of our capital stock, (viii) maintenance of a specified leverage ratio not to exceed certain maximum limits, (x) limitations on the purchase of real estate, (xi) limitations on entering into multiemployer retirement plans, and (xii) limitations on capital expenditures, as well as other customary covenants for debt obligations of this type. As of September 30, 2012, December 31, 2011 and 2010, we were in compliance with all covenants as required by our debt obligations.

We are a holding company with no material independent assets or operations, other than our investments in our subsidiaries. The aggregate assets, liabilities, earnings and equity of the subsidiary guarantors as defined in our 2012 senior credit facility are substantially equivalent to our assets, liabilities, earnings and equity on a consolidated basis. The subsidiary guarantors are, directly or indirectly, our wholly owned subsidiaries and the guarantees of the subsidiary guarantors are full, unconditional and joint and several. All of our current and certain future direct and indirect subsidiaries are and will be guarantors under the 2012 senior credit facility.

2015 Notes

On April 29, 2010, we issued $365.0 million aggregate principal amount of our 2015 notes. The 2015 notes were priced at 98.085% of par, resulting in gross proceeds to us of $358.0 million.

On October 22, 2012, we completed the Tender Offer, repurchasing approximately $222.6 million in aggregate principal amount of 2015 notes thereunder.

On November 13, 2012, we completed the related Redemption pursuant to which we repurchased all of the 2015 notes that remained outstanding following the completion of the Tender Offer at the redemption price of 107.875%, as set forth in the indenture governing the 2015 notes, plus accrued and unpaid interest to, but not including, the date of redemption.

In connection with the completion of the Tender Offer and the Redemption, we anticipate that we will record a loss upon early extinguishment of debt of approximately $38.7 million in the quarter ending December 31, 2012 consisting of tender premiums of $29.9 million, recognition of unaccreted original issue discount of $3.7 million, the write off of unamortized deferred financing costs of $4.6 million and the payment of approximately $0.5 million in legal and other professional fees.

Series D Perpetual Preferred Stock

The Company is authorized to issue up to 20.0 million shares of preferred stock. As of September 30, 2012, we had 136.45 shares of Series D perpetual preferred stock outstanding. On October 9, 2012, we repurchased the remaining 136.45 shares of our then- outstanding Series D perpetual preferred stock at their liquidation value of $13.6 million and also paid $9.0 million in accrued dividends related thereto.

DESCRIPTION OF NOTES

General

We issued the original notes, and will issue the exchange notes, under an Indenture (the “Indenture”), dated as of October 9, 2012, by and among us, the Subsidiary Guarantors and U.S. Bank, National Association, as trustee (the “Trustee”). The exchange notes will be identical in all material respects to the original notes, except that the exchange notes will be issued in a transaction registered under the Securities Act and will be free of any transfer restriction or obligation regarding registration, including the payment of special interest upon failure to file or have declared effective an exchange offer registration statement or to consummate an exchange offer by certain dates. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

We summarize below certain material provisions of the Indenture and the Notes. We do not restate those provisions in their entirety. We urge you to read the Indenture and the Notes because they define your rights. You can obtain copies of the Indenture and a form of the Notes from us. Except as otherwise indicated, the following summary of the Notes applies to both the original notes and the exchange notes.

Key terms used in this section are defined under “— Certain Definitions.” When we refer in this section to:

•	the “Company,” we mean Gray Television, Inc. and not its subsidiaries; and

•

the “Notes,” we mean the original notes, exchange notes issued and additional notes (“Additional Notes”) we may issue from time to time under the Indenture (and exchange notes issued in exchange therefor).

Overview of the Notes

The Notes are senior unsecured obligations of the Company and rank:

•	equally in right of payment with all existing and future senior Indebtedness of the Company;

•	senior in right of payment to all existing and future subordinated Indebtedness of the Company;

•	effectively junior to any Indebtedness of the Company (including under our Senior Credit Facility) that are secured to the extent of the value of the assets securing such Indebtedness; and

•	structurally junior to any Indebtedness and liabilities of any non-guarantor Subsidiaries.

At September 30, 2012, after giving effect to the offering of the original notes and the use of proceeds therefrom, our entry into the 2012 senior credit facility and our completion of the Tender Offer and the Redemption:

•	our total indebtedness (excluding intercompany indebtedness) would have been approximately $855.0 million;

•

the Company would have had approximately $555.0 million of Secured Indebtedness under the Senior Credit Facility ranking effectively senior to the Notes to the extent of the value of the collateral securing the Senior Credit Facility;

•	$300.0 million of the Notes; and

•

the Subsidiary Guarantors would have had approximately $555.0 million of secured indebtedness, consisting of guarantees of indebtedness under our Senior Credit Facility ranking effectively senior to the guarantees of the Notes to the extent of the value of the collateral securing the Senior Credit Facility.

Additional Notes

Subject to the limitations set forth under “— Certain Covenants — Limitation on Incurrence of Indebtedness”, the Company may issue Additional Notes in one or more transactions, which have identical terms as the original notes and exchange notes, except that such Additional Notes may have different CUSIP numbers, issuance dates and dates from which interest initially accrues. Holders of Additional Notes would have the right to vote together with holders of original notes and exchange notes as one class.

Principal, Maturity And Interest

We issued $300.0 million of aggregate principal amount of original notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on October 1, 2020.

Interest on the Notes accrues at a rate of 7.500% per annum and is payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2013, to holders of record on the immediately preceding March 15 and September 15. Interest on the Notes accrues from the most recent date on which interest has been paid or, if no interest has been paid, from the date of the original issuance of the Notes (the “Issue Date”). Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, premium, if any, and interest on the Notes is payable at the office or agency of the Company maintained for such purpose within the City of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses as set forth in the register of holders of Notes; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made by wire transfer of immediately available funds to DTC for further credit by DTC to the accounts of the holder or holders thereof. Until otherwise designated by the Company, the Company’s office or agency in the City of New York is the office of the Trustee maintained for such purpose. The Notes are issuable in fully registered form, without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Subsidiary Guarantees

Our obligations under the Notes are guaranteed, jointly and severally and fully and unconditionally, on a senior unsecured basis (the “Subsidiary Guarantees”) by the Subsidiary Guarantors. The obligations of a Subsidiary Guarantor under its Subsidiary Guarantee are limited to the maximum amount as will result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. This provision may not be effective to protect the Subsidiary Guarantees from being voided under fraudulent transfer law, or may eliminate the Subsidiary Guarantor’s obligations or reduce such obligations to an amount that effectively limits the value of the Subsidiary Guarantee or effectively makes the Subsidiary Guarantee worthless. In a Florida bankruptcy case, a similar provision was found to be ineffective to protect the guarantees. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are unconditional and absolute, irrespective of any invalidity, illegality, unenforceability of any Note or the Indenture or any extension, compromise, waiver or release in respect of any obligation of the Company or any other Subsidiary Guarantor under any Note or the Indenture, or any modification or amendment of or supplement to the Indenture.

As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes. Claims of creditors of non-guarantor Subsidiaries, including trade creditors, and claims of minority stockholders (other than the Company and the Subsidiary Guarantors) of those subsidiaries will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company and the Subsidiary Guarantors, including holders of the Notes.

The Indenture provides that the Subsidiary Guarantee of a Subsidiary Guarantor will be automatically and unconditionally released:

(a)  in the event of a sale or other transfer (including by way of consolidation or merger) of Capital Stock in such Subsidiary Guarantor in compliance with the terms of the Indenture following which such Subsidiary Guarantor ceases to be a Subsidiary of the Company, or upon the liquidation, dissolution or winding up of such Subsidiary Guarantor;

(b)  upon the designation of such Guarantor as an Unrestricted Subsidiary in compliance with the provisions described under the subheading “— Certain Covenants — Limitation on Creation of Unrestricted Subsidiaries”; or

(c) in connection with a legal defeasance or covenant defeasance of the Indenture or upon satisfaction and discharge of the Indenture.

The Subsidiary Guarantees are senior unsecured obligations of each Subsidiary Guarantor and rank:

•	equally in right of payment with all existing and future senior Indebtedness of each Subsidiary Guarantor;

•	senior in right of payment to all existing and future subordinated Indebtedness of each Subsidiary Guarantor;

•

effectively junior to any obligations of each Subsidiary Guarantor (including under their guarantees of the Senior Credit Facility) that are secured to the extent of the value of the assets securing such Indebtedness; and

•	structurally junior to any Indebtedness or Obligations of any non-Subsidiary Guarantor Subsidiaries.

Redemption

Optional Redemption.    Except as described below, the Notes are not redeemable at our option prior to October 1, 2015. On and after such date, the Notes will be subject to redemption at our option, at any time and from time to time, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes) set forth below, plus accrued and unpaid interest to the date fixed for redemption, if redeemed during the twelve-month period beginning on October 1 of the years indicated below.

Year	Percentage
2015	105.625%
2016	103.750%
2017	101.875%
2018 and thereafter	100.000%

Notwithstanding the foregoing, at any time prior to October 1, 2015, we may, at our option, use the net proceeds of one or more Public Equity Offerings at any time and from time to time, to redeem up to 35% of the aggregate principal amount of the Notes (including Additional Notes, if any) originally issued, at a redemption price equal to 107.500% of the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption; provided, however, that at least 65% of the aggregate principal amount of the Notes (including Additional Notes, if any) originally issued remains outstanding immediately after any such redemption.

At any time prior to October 1, 2015, the Notes may be redeemed at any time and from time to time, at the option of the Company, upon not less than 30 or more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount thereof plus the Make Whole Premium as of, and accrued but unpaid interest, if any, to, the redemption date, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date.

“Make Whole Premium” means with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note or (ii) the excess of (A) the present value of (1) the redemption price of such Note at October 1, 2015 (such redemption price being set forth in the table above) plus (2) all required interest payments due on such Note through October 1, 2015, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two Business Days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source or similar market data) most nearly equal to the period from the redemption date to October 1, 2015; provided, however, that if the period from the redemption date to October 1, 2015 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to October 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection and Notice.    If less than all of the Notes are to be redeemed at any time, selection of the Notes to be redeemed will be made by the Trustee, on behalf of the Company, in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a securities exchange by the Trustee, on behalf of the Company, on a pro rata basis, by lot or by any other method as the Trustee shall deem fair and appropriate; provided that a redemption pursuant to the provisions relating to Public Equity Offerings will be on a pro rata basis. Notes redeemed in part shall only be redeemed in integral multiples of $1,000. Notices of any redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder’s registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed, and the Trustee shall authenticate and deliver to the holder of the original Note a new Note in principal amount equal to the unredeemed portion of the original Note promptly after the original Note has been cancelled. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

Change of Control

In the event of a Change of Control (as defined herein), the Company will make an offer to purchase all of the then outstanding Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase, in accordance with the terms set forth below (a “Change of Control Offer”).

Within 30 days after any Change of Control, we will mail to each holder of Notes at such holder’s registered address a notice stating: (i) that a Change of Control has occurred and that such holder has the right to require the Company to purchase all or a portion (equal to $1,000 or an integral multiple thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase (the “Change of Control Purchase Date”), which shall be a Business Day, specified in such notice, that is not earlier than 30 days or later than 60 days from the date such notice is mailed, (ii) the amount of accrued and unpaid interest as of the Change of Control Purchase Date, (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the purchase price for the Notes payable pursuant to the Change of Control Offer, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Purchase Date, (v) the procedures, consistent with the Indenture, to be followed by a holder of Notes in order to accept a Change of Control Offer or to withdraw such acceptance, and (vi) such other information as may be required by the Indenture and applicable laws and regulations.

On the Change of Control Purchase Date, we will (i) accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent the aggregate purchase price of all Notes or portions thereof accepted for payment and any accrued and unpaid interest on such Notes as of the Change of Control Purchase Date, and (iii) deliver or cause to be delivered to the Trustee for cancellation all Notes tendered pursuant to the Change of Control Offer. The Paying Agent shall promptly deliver to each holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes plus any accrued and unpaid interest thereon to the Change of Control Purchase Date, and the Trustee shall promptly authenticate and deliver to such holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part for any reason consistent with the Indenture shall be promptly returned to the holder of such Note. On and after a Change of Control Purchase Date, interest will cease to accrue on the Notes or portions thereof accepted for payment, unless the Company defaults in the payment of the purchase price therefor. We will announce the results of the Change of Control Offer to holders of the Notes on or as soon as practicable after the Change of Control Purchase Date.

We will comply with the applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act, and all other applicable securities laws and regulations in connection with any Change of Control Offer.

The Change of Control provision will not require us to make a Change of Control Offer upon the consummation of any transaction contemplated by clause (b) of the definition of Change of Control if the party that will own, directly or indirectly, more than 50% of the Voting Stock of the Company as a result of such transaction is J. Mack Robinson, Robert S. Prather, Jr. or certain other persons, entities or groups affiliated with or controlled by either of them. See “— Certain Definitions — Permitted Holders.” J. Mack Robinson is Chairman Emeritus and Robert S. Prather is a director of the Company. As a result of the definition of Permitted Holders, a concentration of control in the hands of Permitted Holders would not give rise to a situation where holders would be entitled to have their Notes repurchased pursuant to a Change of Control Offer. As of September 19, 2012, Mr. Robinson was the beneficial owner of approximately 39.3% of the outstanding Voting Stock.

We will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “— Redemption,” unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control, contingent upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

The Change of Control provision and the other covenants that limit the ability of the Company to incur debt may not necessarily afford holders protection in the event of a highly leveraged transaction, such as a reorganization, merger or similar transaction involving the Company that may adversely affect holders, because such transactions may not involve a concentration in voting power or beneficial ownership, or, if there were such a concentration, may not involve a concentration of the magnitude required under the definition of Change of Control. The Company may not have sufficient funds to repurchase all the Notes upon a Change of Control. In addition, even if it has sufficient funds, the Company may be prohibited from repurchasing the Notes under the terms of other agreements relating to the Company’s Indebtedness at the time, including the Senior Credit Facilities. The Change of Control provisions described above may deter certain mergers, tender offers and other transactions involving the Company or its subsidiaries by increasing the capital required to effectuate such transactions.

With respect to the sale of “substantially all” the assets of the Company, which would constitute a Change of Control for purposes of the Indenture, the meaning of the phrase “substantially all” varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “substantially all” of the assets of the Company and, therefore, it may be unclear whether a Change of Control has occurred and whether the Notes would be subject to a Change of Control Offer. Further, Change of Control will be defined in the Indenture to include any transaction as a result of which individuals who constitute a majority of the board of directors of the Company together with directors approved by such directors or by the Permitted Holders cease for any reasons to constitute a majority of directors. See “— Certain Definitions.” In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control as a result of a failure to have “continuing directors” comprising a majority of the board of directors may be unenforceable on public policy grounds. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a Change of Control has occurred and whether the Company is required to make a Change of Control Offer following a transaction that results in such a change in the board of directors of the Company.

Certain Covenants

Limitation on Incurrence of Indebtedness.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or directly or indirectly guarantee or in any other manner become directly or indirectly liable for (“incur”) any Indebtedness (including Acquired Debt) if, immediately after giving pro forma effect to such incurrence and the application of the proceeds thereof, the Debt to Operating Cash Flow Ratio of the Company and its Restricted Subsidiaries is more than 7.0 to 1.0.

The foregoing limitations will not apply to the incurrence of any of the following (collectively, “Permitted Indebtedness”):

(i)  Indebtedness of the Company incurred under Senior Credit Facilities in an aggregate principal amount at any time outstanding not to exceed $700.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the Issue Date to repay any term loans thereunder or to repay revolving loans thereunder and effect a corresponding commitment reduction thereunder pursuant to and in accordance with the covenant described under “— Certain Covenants — Limitation on Asset Sales”;

(ii)  Indebtedness of any Subsidiary Guarantor consisting of a guarantee of Indebtedness of the Company under the Senior Credit Facility;

(iii)  Indebtedness of the Company represented by (a) the Notes issued on the Issue Date and exchange notes issued in exchange therefor, (b) the 2015 Notes and exchange notes issued in exchange therefor and (c) Indebtedness of any Subsidiary Guarantor represented by a Subsidiary Guarantee in respect therefor or in respect of Additional Notes incurred in accordance with the Indenture;

(iv)  the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a)  if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness and such Indebtedness is owed to or held by a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Company, or the Guarantee of such Subsidiary Guarantor, in the case of a Subsidiary Guarantor; and

(b)(i)  any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any the transfer or other disposition of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (iv);

(v)  Indebtedness of the Company consisting of guarantees of Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary consisting of guarantees of any Indebtedness of the Company or another Restricted Subsidiary, which Indebtedness of the Company or another Restricted Subsidiary has been incurred in accordance with the provisions of the Indenture;

(vi)  Indebtedness arising with respect to Interest Rate Agreement Obligations incurred for the purpose of hedging interest rate risk with respect to any Indebtedness (and not for speculative purposes) that is permitted by the terms of the Indenture to be outstanding; provided, however, that the notional principal amount of such Interest Rate Agreement Obligation does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreement Obligation relates;

(vii)  Permitted Purchase Money Indebtedness, Capital Lease Obligations and mortgage financings so long as the aggregate amount of all such Permitted Purchase Money Indebtedness, Capital Lease Obligations and mortgage financings does not exceed the greater of $25.0 million and 2.5% of Consolidated Net Tangible Assets calculated at the time of incurrence at any one time outstanding;

(viii)  Acquisition Debt of an Issuer or a Restricted Subsidiary if (w) such Acquisition Debt is incurred within 270 days after the date on which the related definitive acquisition agreement or LMA, as the case may be, was entered into by the Company or such Restricted Subsidiary, (x) the aggregate principal amount of such Acquisition Debt is no greater than the aggregate principal amount of Acquisition Debt set forth in a notice from the Company to the Trustee (an “Incurrence Notice”) within ten days after the date on which the related definitive acquisition agreement or LMA, as the case may be, was entered into by the Company or such Restricted Subsidiary, which notice shall be executed on the Company’s behalf by the chief financial officer of the Company in such capacity and shall describe in reasonable detail the acquisition or LMA, as the case may be, which such Acquisition Debt will be incurred to finance, (y) after giving pro forma effect to the acquisition or LMA, as the case may be, described in such Incurrence Notice, the Company or such Restricted Subsidiary could have incurred such Acquisition Debt under the Indenture as of the date upon which the Company delivers such Incurrence Notice to the Trustee and (z) such Acquisition Debt is utilized solely to finance the acquisition or LMA, as the case may be, described in such Incurrence Notice (including to repay or refinance Indebtedness or other obligations incurred in connection with such acquisition or LMA, as the case may be, and to pay related fees and expenses);

(ix)  Refinancing Indebtedness in respect of Indebtedness permitted by the first paragraph of this covenant, clause (iii) above, clause (viii) above, this clause (ix) or clause (x) below;

(x)  Indebtedness of the Company or any Subsidiary Guarantor existing on the Issue Date;

(xi)  Indebtedness consisting of customary indemnification, adjustments of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition of any business or assets;

(xii)  Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation to letters of credit in respect to workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 60 days following such drawing or incurrence;

(xiii)  Obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(xiv)  the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from customary cash management services or the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within ten Business Days;

(xv)  unsecured Indebtedness of the Company owing to any then-existing or former director, officer or employee of the Company or any of its Restricted Subsidiaries or their respective assigns, estates, heirs or their current or former spouses for the repurchase, redemption or other acquisition or retirement for value of any Capital Stock held by them that would have otherwise been permitted pursuant to clause (vii) of the second paragraph of the covenant described above under the caption “—Limitation on Restricted Payments”; and

(xvi)  Indebtedness of the Company and its Restricted Subsidiaries in addition to that described in clauses (i) through (xv) above, and any renewals, extensions, substitutions, refundings, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (xvi) does not exceed $35.0 million at any one time outstanding.

For purposes of determining compliance with this covenant:

(1)  In the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness permitted pursuant to clauses (i) through (xvi) above, the Company shall, in its sole discretion, be permitted to classify such item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify such items of Indebtedness in any manner that would comply with this covenant at the time of such reclassification;

(2)  Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(3)  In the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses; and

(4)  Accrual of interest (including interest paid-in-kind) and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Notwithstanding any other provision of this covenant:

(1)  The maximum amount of Indebtedness that the Company or any Restricted Subsidiary of the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies; and

(2)  Indebtedness incurred pursuant to the Senior Credit Facility prior to or on the date of the Indenture shall be treated as incurred pursuant to clause (i) of the first paragraph of this covenant.

Limitation on Restricted Payments.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, unless at the time of and immediately after giving effect to the proposed Restricted Payment (with the value of any such Restricted Payment, if other than cash, to be determined by the Board of Directors of the Company in good faith and which determination shall be conclusive and evidenced by a board resolution),

(i)  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof,

(ii)  the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph under “— Limitation on Incurrence of Indebtedness,” and

(iii)  the aggregate amount of all Restricted Payments made after April 29, 2010 shall not exceed the sum of (without duplication):

(a)  an amount equal to the Company’s Cumulative Operating Cash Flow less 1.4 times the Company’s Cumulative Consolidated Interest Expense, plus

(b)  the aggregate amount of all net cash proceeds received after April 29, 2010 by the Company from (x) the issuance and sale (other than to a Subsidiary of the Company) of Capital Stock of the Company (other than Disqualified Stock) to the extent that such proceeds are not used to redeem, repurchase, retire or otherwise acquire Capital Stock or any Indebtedness of the Company or any Subsidiary of the Company pursuant to clause (ii) of the next paragraph or (y) Indebtedness of the Company issued since April 29, 2010 (other than to Subsidiaries) that have been converted into Capital Stock of the Company (other than Disqualified Stock), plus

(c)  to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after April 29, 2010, 100% of the fair market value of such Subsidiary as of the date of such redesignation, plus

(d)  the aggregate amount returned in cash with respect of Investments (other than Permitted Investments) made after April 29, 2010 whether through interest payments, principal payments, dividends or other distributions, plus

(e)  in the case of the disposition or repayment of any Investment for cash, which Investment constituted a Restricted Payment made after April 29, 2010, an amount equal to the return of capital with respect to such Investment, reduced (but not below zero) by the excess, if any, of the cost of the disposition of such Investment over the gain, if any, realized by the Company or such Restricted Subsidiary in respect of such disposition.

The foregoing provisions will not prohibit, so long as there is no Default or Event of Default continuing, the following actions (collectively, “Permitted Payments”):

(i)  the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such declaration date such payment would have been permitted under the Indenture;

(ii)  the redemption, repurchase, retirement, defeasance or other acquisition of any Capital Stock or any Indebtedness of the Company in exchange for, or out of the proceeds of the sale (other than to a Subsidiary of the Company), within six months prior to the consummation of such redemption, repurchase, retirement, defeasance or other such acquisition of any Capital Stock or Indebtedness of the Company, of Capital Stock of the Company (other than any Disqualified Stock);

(iii)  the repurchase, redemption or other repayment of any Subordinated Debt of the Company or a Subsidiary Guarantor in exchange for, by conversion into or solely out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Subordinated Debt of the Company or such Subsidiary Guarantor with a Weighted Average Life to Maturity equal to or greater than the then remaining Weighted Average Life to Maturity of the Subordinated Debt repurchased, redeemed or repaid;

(iv)  Restricted Investments received as consideration in connection with an Asset Sale made in compliance with the Indenture;

(v)  the making of a Restricted Investment out of the proceeds of the sale (other than to a Subsidiary of the Company) within one year prior to the making of such Restricted Investment of Capital Stock of the Company (other than any Disqualified Stock);

(vi)  the payment of any dividend or distribution by a Subsidiary that is a Qualified Joint Venture to the holders of its Capital Stock on a pro rata basis;

(vii)  the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company to effect the repurchase, redemption, acquisition or retirement of Capital Stock that is held by any member or former member of the Company’s (or any Subsidiary’s) management, or by any of its respective directors, employees or consultants; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed the sum of $2.0 million in any calendar year (with unused amounts in any calendar year being available to be so utilized in succeeding calendar years);

(viii)  repurchases of Capital Stock of the Company deemed to occur upon the exercise of stock options;

(ix)  payments or distributions to dissenting stockholders pursuant to applicable law in connection with a consolidation, merger, or transfer of assets that complies with the provision of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

(x)  Restricted Payments consisting of the redemption, repurchase or other repayment of the Company’s Series D perpetual preferred stock (i) with the proceeds from the issuance of the 2015 Notes and (ii) outstanding as of the Issue Date;

(xi)  Restricted Payments consisting of dividends on the Common Stock of the Company not to exceed $5.0 million in any fiscal year; and

(xii)  other Restricted Payments not to exceed $15.0 million in the aggregate.

In computing the amount of Restricted Payments for purposes of clause (iii) of the second preceding paragraph, Restricted Payments made under clauses (i), (v), (ix) and (xi) of the preceding paragraph shall be included and Restricted Payments made under clauses (ii), (iii), (iv), (vi), (vii), (viii), (x) and (xii) of the preceding paragraph shall not be included.

Limitation on Asset Sales.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (determined by the Board of Directors of the Company in good faith, which determination shall be evidenced by a board resolution) of the assets or other property sold or disposed of in the Asset Sale and (ii) at least 75% of such consideration is in the form of cash or Cash Equivalents or assets used or useful in the business of the Company; provided that for purposes of this covenant “cash” shall include (A) the amount of any liabilities (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) of the Company or such Restricted Subsidiary (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) that are assumed by the transferee in connection with such assets or other property in such Asset Sale (and excluding any liabilities that are incurred in connection with or in anticipation of such Asset Sale), but only to the extent that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities and (B) any Designated Noncash Consideration having an aggregate fair market value that, when taken together with all other Designated Noncash Consideration previously received and then outstanding, does not exceed $25.0 million at the time of the receipt of such Designated Noncash Consideration

(with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Notwithstanding clause (ii) above, (a) all or a portion of the consideration in connection any such Asset Sale may consist of all or substantially all of the assets or a majority of the Voting Stock of an existing television business, franchise or station (whether existing as a separate entity, subsidiary, division, unit or otherwise) or any related business used or useful in the Company’s business and (b) the Company may, and may permit its Subsidiaries to, issue shares of Capital Stock in a Qualified Joint Venture to a Qualified Joint Venture Partner without regard to clause (ii) above; provided that, in the case of any of (a) or (b) of this sentence after giving effect to any such Asset Sale and related acquisition of assets or Voting Stock, (x) no Default or Event of Default shall have occurred or be continuing; and (y) the Net Proceeds of any such Asset Sale, if any, are applied in accordance with this covenant.

Within 360 days after any Asset Sale (or such shorter period as the Company in its sole election may determine), the Company may elect to apply or cause to be applied the Net Proceeds from such Asset Sale to (a) repay Secured Indebtedness, (b) make an investment in, or acquire assets related to or otherwise useful in the business of the Company and its Subsidiaries existing on the Issue Date and/or (c) to make capital expenditures in or that is used or useful in the business or to make capital expenditures for maintenance, repair or improvement of existing assets in accordance with the terms of the Indenture. Any Net Proceeds from an Asset Sale not applied or invested as provided in the first sentence of this paragraph within 360 days (or such shorter period as the Company in its sole election may determine) of such Asset Sale will be deemed to constitute “Excess Proceeds” on the 361st day after such Asset Sale; provided that in the case of clauses (b) and (c) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 90 days of such commitment; provided, further, that if such commitment is later terminated or cancelled prior to the application of such Net Proceeds or such Net Proceeds are not so applied within such 90-day period, then such Net Proceeds shall constitute Excess Proceeds.

In no event later than 20 Business Days after any date (an “Asset Sale Offer Trigger Date”) that the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company shall commence an offer to purchase to all Holders of Notes and outstanding 2015 Notes (an “Asset Sale Offer”) at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase and to all holders of other Indebtedness ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to asset sales, in each case, equal to the Excess Proceeds. If the aggregate principal amount of Notes and other pari passu debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the Company or its agent shall select the other pari passu debt to be purchased on a pro rata basis, by lot or such method as the Trustee shall deem fair and appropriate. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero. To the extent that any Excess Proceeds remain after completion of an Asset Sale Offer, the Company may use the remaining amount for general corporate purposes and such amount shall no longer constitute Excess Proceeds.

In connection with an Asset Sale Offer, the Company shall mail to each holder of Notes at such holder’s registered address a notice stating: (i) that an Asset Sale Offer Trigger Date has occurred and that the Company is offering to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds (and identifying other Indebtedness, if any, that is entitled to participate pro rata in the Offer), at an offer price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (the “Asset Sale Offer Purchase Date”), which shall be a Business Day, specified in such notice, that is not earlier than 30 days or later than 60 days from the date such notice is mailed, (ii) the amount of accrued and unpaid interest as of the Asset Sale Offer Purchase Date, (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the purchase price for the Notes payable pursuant to the Asset Sale Offer, any Notes accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Offer Purchase Date, (v) the procedures, consistent with the Indenture, to be followed by a holder of Notes in order to accept an Asset Sale Offer or to withdraw such acceptance, and (vi) such other information as may be required by the Indenture and applicable laws and regulations.

On the Asset Sale Offer Purchase Date, the Company will (i) accept for payment the maximum principal amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer that can be purchased out of Excess Proceeds from such Asset Sale, (ii) deposit with the Paying Agent the aggregate purchase price of all Notes or portions thereof accepted for payment and any accrued and unpaid interest on such Notes as of the Asset Sale Offer Purchase Date, and (iii) deliver or cause to be delivered to the Trustee all Notes tendered pursuant to the Asset Sale Offer. If less than all Notes tendered pursuant to the Asset Sale Offer are accepted for payment by the Company for any reason consistent with the Indenture, selection of the Notes to be purchased by the Company shall be in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that Notes accepted for payment in part shall only be purchased in integral multiples of $1,000. The Paying Agent shall promptly mail to each holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes plus any accrued and unpaid interest thereon, and the Trustee shall promptly authenticate and mail to such holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part shall be promptly returned to the holder of such Note. On and after an Asset Sale Offer Purchase Date, interest will cease to accrue on the Notes or portions thereof accepted for payment, unless the Company defaults in the payment of the purchase price therefor. The Company will announce the results of the Asset Sale Offer to holders of the Notes on or as soon as practicable after the Asset Sale Offer Purchase Date.

The Company will comply with the applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act, and all other applicable securities laws and regulations in connection with any Asset Sale Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the Asset Sale Offer provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the Asset Sale Offer provisions of the Indenture by virtue of such compliance.

The existing credit agreement limits, and any future credit facility may limit, the Company from purchasing any Notes, and also provides that certain asset sale events with respect to the Company would constitute a default under the Senior Credit Facility. Any future credit agreements or other agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale generating Excess Proceeds occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

Limitation on Liens.    The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom without securing the Notes and all other amounts due under the Indenture (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (i) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary of the Company on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary of the Company, (ii) make loans or advances to the Company or any other Restricted Subsidiary of the Company, or (iii) transfer any of its properties or assets to the Company or any other Restricted Subsidiary of the Company (collectively, “Payment Restrictions”), except for such encumbrances or restrictions existing on the Issue Date or otherwise existing under or by reason of (a) the Senior Credit Facility as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof; provided that such amendments, restatements, renewals, replacements or refinancings are no more restrictive in the aggregate with respect to such dividend and other payment restrictions than those contained in the Senior Credit Facility immediately prior to any such amendment, restatement, renewal, replacement or refinancing, (b) applicable law, (c) any instrument governing Indebtedness or Capital Stock of an Acquired Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with such acquisition); provided that such restriction is not applicable to any Person, or the properties or assets of any Person, other than the Acquired Person, (d) customary non-assignment provisions in leases entered into in the ordinary course of business, (e) purchase money Indebtedness for property acquired in the ordinary course of business that only impose restrictions on the property so acquired (and proceeds generated therefrom), (f) an agreement for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary; provided that such restriction is only applicable to such Restricted Subsidiary or assets, as applicable, and such sale or disposition otherwise is permitted under the covenant described under “— Limitation on Asset Sales”; and provided further that such restriction or encumbrance shall be effective only for a period from the execution and delivery of such agreement through a termination date not later than 365 days after such execution and delivery, and (g) Refinancing Indebtedness permitted under the Indenture; provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are not more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing.

Limitation on Transactions with Affiliates.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company or any beneficial owner of ten percent or more of any class of Capital Stock of the Company or any Restricted Subsidiary unless:

(i)  such transaction or series of related transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would reasonably be expected to be available in a comparable transaction in arm’s-length dealings with an unrelated third party, and

(ii)(a)  with respect to any transaction or series of related transactions involving aggregate payments in excess of $10.0 million, the Company delivers an officers’ certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above and such transaction or series of related transactions has been approved by a majority of the members of the Board of Directors of the Company (and approved by a majority of the Independent Directors or, in the event there is only one Independent Director, by such Independent Director), and (b) with respect to any transaction or series of transactions involving aggregate payments in excess of $20.0 million, the Company delivers to the Trustee an opinion to the effect that such transaction or series of related transactions is fair to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm or advisory firm of national standing or nationally recognized accounting firm or appraisal firm.

Notwithstanding the foregoing, this provision will not apply to (i) employment agreements or compensation or employee benefit arrangements or indemnification agreements or similar arrangements with any officer, director or employee of the Company (including benefits thereunder), (ii) any transaction entered into by or among the Company or any Restricted Subsidiary and one or more Restricted Subsidiaries, (iii) transactions pursuant to agreements existing on the Issue Date and any amendment to or extensions or replacements thereof on terms not materially less favorable to the Company, (iv) Restricted Payments and Permitted Investments, (v) issuances of equity of the Company and (vi) any transaction or series of related transactions involving aggregate payments of $2.0 million or less.

Limitation on Creation of Unrestricted Subsidiaries.    The Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other person that is a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1)  any Subsidiary designated as such by the Board of Directors of the Company as set forth below; and

(2)  any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company; provided that either:

(x)  the Subsidiary to be so designated has total assets of $1.0 million or less; or

(y)  immediately after giving effect to such designation, the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph under the “— Limitation on Incurrence of Indebtedness” covenant, and provided further that the Company could make a Restricted Payment or Permitted Investment in an amount equal to the fair market value as determined in good faith by the Board of Directors of such Subsidiary pursuant to the “— Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment or Permitted Investment for the purpose of calculating the amount available in connection with such covenant.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Indebtedness of such Unrestricted Subsidiary could be Incurred under the “— Limitation on Incurrence of Indebtedness” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “— Limitation on Liens” covenant.

Future Subsidiary Guarantors.    The Indenture provides that the Company shall cause each Restricted Subsidiary of the Company (other than any Foreign Subsidiary) formed or acquired after the Issue Date that (i) has assets in excess of $1.0 million or (ii) directly or indirectly assumes, becomes a borrower under, guarantees or in any other manner become liable with respect to any Indebtedness of the Company under the Senior Credit Facility to issue a Subsidiary Guarantee and execute and deliver an indenture supplemental to the Indenture as a Subsidiary Guarantor.

Provision of Financial Statements.    The Indenture provides that, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will file with the Commission, so long as the Notes are outstanding, the annual reports, quarterly reports and other periodic reports which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, and such documents shall be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in the event the filing such documents by the Company with the Commission is not permitted by the Commission, (i) within 15 days of each Required Filing Date, (a) transmit by mail to all holders of Notes, as their names and addresses appear in the Note register, without cost to such holders and (b) file with the Trustee copies of the annual reports, quarterly reports and other periodic reports which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder at the Company’s cost.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its agreements under this covenant for purposes of clause (iii) under “— Events of Default” until 90 days after the date any report hereunder is required to be filed with the Commission (or posted in the Company’s website) pursuant to this covenant.

Additional Covenants.    The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in the City of New York; (iii) maintenance of corporate existence; (iv) payment of taxes and other claims; (v) maintenance of properties; and (vi) maintenance of insurance.

Merger, Consolidation and Sale of Assets

The Indenture provides that the Company shall not consolidate or merge with or into (whether or not the Company is the Surviving Person), or, directly or indirectly through one or more Restricted Subsidiaries, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person or Persons unless (i) the Surviving Person is a corporation or limited liability company or limited partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the Notes that is a corporation; (ii) the Surviving Person (if other than the Company) assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) at the time of such transaction and after giving pro forma effect thereto (other than a merger with a wholly-owned Subsidiary or for purposes of reincorporating into another state), the Surviving Person would (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness” or (b) have a lower Debt to Operating Cash Flow Ratio immediately after the transaction than the Company’s Debt to Operating Cash Flow Ratio immediately prior to the transaction.

In the event of any transaction (other than a lease of all or substantially all assets) described in the immediately preceding paragraph in which the Company is not the Surviving Person and the Surviving Person is to assume all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company would be discharged from its obligations under the Indenture and the Notes; provided that solely for the purpose of calculating amounts described in clause (iii) under “— Certain Covenants—Limitation on Restricted Payments,” any such Surviving Person shall only be deemed to have succeeded to and be substituted for the Company with respect to the period subsequent to the effective time of such transaction (and the Company (before giving effect to such transaction) shall be deemed to be the “Company” for such purposes for all prior periods).

Events of Default

The Indenture provides that each of the following constitutes an Event of Default:

(i)  a default for 30 days in the payment when due of interest on any Note;

(ii)  a default in the payment when due of principal on any Note, whether upon maturity, acceleration, optional or mandatory redemption, required repurchase or otherwise;

(iii)  failure to perform or comply with any covenant, agreement or warranty in the Indenture (other than the defaults specified in clauses (i) and (ii) above) which failure continues for 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the then outstanding Notes;

(iv)  the occurrence of one or more defaults under any agreements, indentures or instruments under which the Company or any Restricted Subsidiary of the Company then has outstanding Indebtedness in excess of $20.0 million in the aggregate and, if not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated;

(v)  except as permitted by the Indenture, any Subsidiary Guarantee shall for any reason cease to be, or be asserted in writing by any Subsidiary Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(vi)  one or more judgments, orders or decrees for the payment of money in excess of $20.0 million, either individually or in the aggregate shall be entered against the Company or any Restricted Subsidiary of the Company or any of their respective properties and which judgments, orders or decrees are not paid, discharged, bonded or stayed within a period of 60 days after their entry;

(vii)  any holder or holders of at least $20.0 million in aggregate principal amount of Indebtedness of the Company or any Restricted Subsidiary of the Company after a default under such Indebtedness (a) shall notify the Company or the Trustee of the intended sale or disposition of any assets of the Company or any Restricted Subsidiary of the Company with an aggregate fair market value (as determined in good faith by the Company’s Board of Directors, which determination shall be evidenced by a board resolution), individually or in the aggregate, of at least $20.0 million that have been pledged to or for the benefit of such holder or holders to secure such Indebtedness or (b) shall commence proceedings, or take any action

(including by way of set-off), to retain in satisfaction of such Indebtedness, or to collect on, seize, dispose of or apply in satisfaction of such Indebtedness, such assets of the Company or any Restricted Subsidiary of the Company (including funds on deposit or held pursuant to lock-box and other similar arrangements);

(viii)  there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 days; or

(ix)  (a) the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary consents to the entry of a decree or order for relief in respect of the Company or such Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary (x) consents to the filing of such petition or the appointment of or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or such Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary or of any substantial part of their respective property, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due or (e) the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (ix).

If any Event of Default (other than as specified in clause (viii) or (ix) of the preceding paragraph with respect to the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary) occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may, and the Trustee at the request of such holders shall, declare all the Notes to be due and payable immediately. In the case of an Event of Default arising from the events specified in clause (viii) or (ix) of the preceding paragraph with respect to the Company or any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or a group of Restricted Subsidiaries of the Company that together constitute a Significant Subsidiary, the principal of, premium, if any, and any accrued and unpaid interest on all outstanding Notes shall ipso facto become immediately due and payable without further action or notice.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all the Notes waive any existing Default or Event of Default and its consequences under the Indenture except (i) a continuing Default or Event of Default in the payment of the principal of, or premium, if any, or interest on, the Notes (which may only be waived with the consent of each holder of Notes affected), or (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of each holder of Notes affected. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest) if it determines that withholding notice is in their interest.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default (which has not been timely cured) or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

Defeasance

The Company may, at its option and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Notes and the Subsidiary Guarantees (“legal defeasance”). Such legal defeasance means that the Company and the Subsidiary Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and the Subsidiary Guarantees and to have satisfied all other obligations under the Notes, the Subsidiary Guarantees and the Indenture, except for (i) the rights of holders of the outstanding Notes to receive, solely from the trust fund described below, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture (“covenant defeasance”) and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes.

In order to exercise either legal defeasance or covenant defeasance, (i) the Company shall irrevocably deposit with the Trustee, as trust funds in trust for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations, or a combination thereof, maturing as to principal and interest in such amounts as will be sufficient, without consideration of any reinvestment of such interest, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity of such principal or installment of principal or interest; (ii) in the case of legal defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (v) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of other Indebtedness of the Company or of any Subsidiary Guarantor, including, without limitation, those arising under the Indenture, after the 91st day following the deposit and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (vii) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; (viii) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit; and (ix) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either the legal defeasance or the covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will cease to be of further effect (except as to surviving rights of registration, transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, for the giving of notice of redemption by the Trustee in the name, and at the expense of, the Company; and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars or direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case, maturing prior to the date the Notes will have become due and payable, the Stated Maturity of the Notes or the relevant redemption date of the Notes, as the case may be, sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at maturity, Stated Maturity or redemption date; and (ii) the Company or any Subsidiary Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company and any Subsidiary Guarantor; and (iii) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and that such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound.

Modifications and Amendments

Modifications and amendments of the Indenture or the Notes may be made by the Company, the Subsidiary Guarantors and the Trustee with the written consent of the holders of not less than a majority in aggregate principal amount of the then outstanding Notes; provided, however, without the consent of the holder of each outstanding Note affected thereby, no such modification or amendment may (with respect to any Notes held by a nonconsenting holder): (i) change the stated maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency or the manner in which the principal of any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) extend the time for payment of interest on the Notes; (iii) alter the redemption provisions in the Notes or the Indenture in a manner adverse to any holder of the Notes; (iv) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for any amended or supplemental indenture or the consent of whose holders is required for any waiver of compliance with any provision of the Indenture or any Default thereunder and their consequences provided for in the Indenture; (v) modify any of the provisions of the Indenture relating to any amended or supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of any covenant, except to increase the percentage of outstanding Notes required for such actions or to provide that any other provision of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby; and (vi) modify the ranking or priority of the Notes or any Subsidiary Guarantee; or (vii) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee other than in accordance with the terms of the Indenture.

Notwithstanding the foregoing, without the consent of any holder of Notes, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture or the Notes (for the avoidance of doubt, existing subsidiaries need not execute any amendment or supplement pursuant to clause (vi) or (viii) below) to (i) cure any ambiguity, defect or inconsistency, (ii) provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) provide for the assumption of the Company’s obligations to the holders of the Notes in the event of any transaction involving the Company that is permitted under the provisions of “— Merger, Consolidation and Sale of Assets” in which the Company is not the Surviving Person, (iv) make any change that would provide any additional rights or benefits to the holders of the Notes or does not adversely affect the legal rights of any holder, (v) comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, (vi) add additional Subsidiary Guarantors, (vii) provide for the issuance of Additional Notes pursuant to the Indenture, (viii) release a Guarantor from its Guarantee when permitted by the Indenture or (ix) conform the Indenture or the Notes to provisions of this Description of Notes to the extent such provision was intended to be a verbatim recitation thereof.

The Trustee

In the event that the Trustee becomes a creditor of the Company, the Indenture contains certain limitations on the rights of the Trustee to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee, or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default has occurred and has not been cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense.

No Personal Liability of Directors, Officers, Employees or Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, will have any liability for any obligations of the Company or the Subsidiary Guarantors under the Notes, the Indenture and the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of all other terms used in the Indenture.

“2015 Notes” means the Company’s $365.0 million aggregate principal amount of 10 1/2% Senior Secured Second Lien Notes due 2015.

“Acquisition Debt” means Indebtedness the proceeds of which are utilized solely to (x) acquire all or substantially all of the assets or a majority of the Voting Stock of an existing television broadcasting business franchise or station or any related business used or useful in the Company’s business (whether existing as a separate entity, subsidiary, division, unit or otherwise) or (y) finance an LMA (including to repay or refinance Indebtedness or other obligations incurred in connection with such acquisition or LMA, as the case may be, and to pay related fees and expenses).

“Acquired Debt” means, with respect to any specified Person, Indebtedness of any other Person (the “Acquired Person”) existing at the time the Acquired Person merges with or into, or becomes a Restricted Subsidiary of, such specified Person, including Indebtedness incurred in connection with, or in contemplation of, the Acquired Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) of any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Sale” means (i) any sale, lease, conveyance or other disposition by the Company or any Restricted Subsidiary of the Company of any assets (including by way of a sale-and-leaseback) other than in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company shall not be an “Asset Sale” but instead shall be governed by the provisions of the Indenture described under “— Merger, Consolidation and Sale of Assets”) or (ii) the issuance or sale of Capital Stock of any Subsidiary of the Company, in each case, whether in a single transaction or a series of related transactions, to any Person (other than to the Company or a Subsidiary Guarantor); provided that the term “Asset Sale” shall not include any disposition or dispositions (i) in any transaction or series of related transactions of assets or property having a fair market value of less than $10.0 million in the aggregate; (ii) between or among the Company and Subsidiary Guarantors (including equity issuances); (iii) in a transaction constituting a Change of Control; (iv) of products, services or accounts receivable in the ordinary course of business; (v) damaged, worn-out or obsolete assets; (vi) cash or Cash Equivalents; and (vii) Restricted Payments or Permitted Investments.

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors, or any amendment to, succession to or change in any such law.

“Business Day” means any date which is not a Legal Holiday.

“Capital Lease Obligations” of any Person means the obligations to pay rent or other amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which are required to be classified and accounted for as a capital lease on the balance sheet of such Person in accordance with GAAP. The amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person, including any Preferred Stock.

“Cash Equivalents” means (i) marketable direct obligations issued or guaranteed by the United States of America, or any governmental entity or agency or political subdivision thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) maturing within one year of the date of purchase; (ii) commercial paper issued by corporations, each of which shall have a consolidated net worth of at least $500 million, maturing within 180 days from the date of the original issue thereof, and rated “P-1” or better by Moody’s Investors Service or “A-1” or better by Standard & Poor’s Corporation or an equivalent rating or better by any other nationally recognized securities rating agency; and (iii) certificates of deposit issued or acceptances accepted by or guaranteed by any bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500 million, maturing within one year of the date of purchase; and (iv) any money market fund sponsored by a registered broker dealer or mutual fund distributor (including the Trustee) that invests solely in the securities specified in the foregoing clause (i), (ii) or (iii).

“Change of Control” means the occurrence of any of the following events:

(a)  any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), disregarding the Permitted Holders, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power represented by the outstanding Voting Stock of the Company;

(b)  the Company merges with or into another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person merges with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (x) the outstanding Voting Stock of the Company is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation and (y) immediately after such transaction no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), disregarding the Permitted Holders, is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power represented by the outstanding Voting Stock of the surviving or transferee corporation;

(c)  during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by (x) a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved (as described in this clause (x) or in the following clause (y)) or (y) Permitted Holders that are “beneficial owners” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of a majority of the total voting power represented by the outstanding Voting Stock of the Company) cease for any reason to constitute a majority of the Board then in office; or

(d)  the Company is liquidated or dissolved or adopts a plan of liquidation.

“Consolidated Interest Expense” means, with respect to any period, the sum of (i) the interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied, including, without limitation or duplication, (a) amortization of debt discount, (b) the net payments, if any, under interest rate contracts (including amortization of discounts) and (c) accrued interest, plus (ii) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company during such period, and all capitalized interest of the Company and its Restricted Subsidiaries, in each case as determined on a consolidated basis in accordance with GAAP consistently applied.

“Consolidated Net Income” means, with respect to any period, the net income (or loss) of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) the portion of net income (or loss) of the Company and its Restricted Subsidiaries allocable to interests in unconsolidated Persons, except to the extent of the amount of dividends or distributions actually paid to the Company or its Restricted Subsidiaries by such other Person during such period, (ii) net income (or loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a “pooling of interests” basis attributable to any period prior to the date of combination, (iii) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income to the Company is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iv) the net income of any Qualified Joint Venture in excess of the dividends and distributions paid by such Qualified Joint Venture to the Company or a Subsidiary Guarantor, (v) the Company’s proportionate share of net loss of any Qualified Joint Venture and (vi) the cumulative effect of a change in accounting principles.

“Consolidated Net Tangible Assets” means, as of any date of determination, the total amount of assets (less applicable reserves and other properly deductible items) of the Company and the Restricted Subsidiaries (including the value of any broadcast licensing agreements) less the sum of (1) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles (other than the value of any broadcast licensing agreements), and (2) all current liabilities, in each case, reflected on the most recent consolidated balance sheet of the Issuer and the Restricted Subsidiaries as at the end of the most recent ended fiscal quarter for which financial statements have been delivered pursuant to the indenture, determined on a consolidated basis in accordance with GAAP on a pro forma basis to give effect to any acquisition or disposition of assets made after such balance sheet date and on or prior to the date of determination.

“Cumulative Consolidated Interest Expense” means, as of any date of determination, Consolidated Interest Expense less non-cash amortization of deferred financing costs from the last day of the month immediately preceding April 29, 2010 to the last day of the most recently ended month prior to such date for which financial statements are available, taken as a single accounting period.

“Cumulative Operating Cash Flow” means, as of any date of determination, Operating Cash Flow from the last day of the month immediately preceding April 29, 2010 to the last day of the most recently ended month prior to such date for which financial statements are available, taken as a single accounting period.

“Debt To Operating Cash Flow Ratio” means, with respect to any date of determination, the ratio of (i) the aggregate principal amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries as of such date on a consolidated basis to (ii) Operating Cash Flow of the Company and its Restricted Subsidiaries on a consolidated basis for the four most recent full fiscal quarters ending on or immediately prior to such date for which financial statements are available, determined on a pro forma basis after giving pro forma effect to (a) the incurrence of all Indebtedness to be incurred on such date and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of such four-quarter period; (b) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period (including any such incurrence or issuance which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (vii) of the definition of “Permitted Indebtedness”) (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such four-quarter period); (c) in the case of Acquired Debt, the related acquisition as if such acquisition had occurred at the beginning of such four-quarter period; and (d) any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business (including any pro forma expense and cost reductions associated with any such acquisition or disposition that are reasonably identifiable and factually supportable and based on actions already taken or expected to be taken within 12 months and for which the full run-rate effect of such actions is expected to be realized within 12 months of such action as determined in good faith by the Company), or any related repayment of Indebtedness, in each case since the first day of such four-quarter period (including any such acquisition which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (viii) of the definition of “Permitted Indebtedness”), assuming such acquisition or disposition had been consummated on the first day of such four-quarter period. In addition, the consolidated net income of a Person with outstanding Indebtedness or Capital Stock providing for a payment restriction which is permitted to exist by reason of clause (c) of the covenant described under “— Certain Covenants—Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries” shall not be taken into account in determining whether any Indebtedness is permitted to be incurred under the Indenture.

“Default” means any event that is, or after the giving of notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration as determined by a responsible financial or accounting officer of the Company, less the amount of Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Noncash Consideration.

“Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part on or prior to the stated maturity of the Notes. Notwithstanding the foregoing, the Company’s Series D perpetual perferred stock outstanding on or prior to the Issue Date shall not constitute Disqualified Stock. Notwithstanding the foregoing, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments” and in any event shall otherwise be deemed to constitute Disqualified Stock only upon the occurrence of such change of control or asset sale.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FCC” means the Federal Communications Commission.

“FCC License” means any license, authorization, approval, or permit granted by the FCC pursuant to the Communications Act of 1934, as amended, to the Company or any Guarantor, or assigned or transferred to the Company or any Guarantor pursuant to FCC consent.

“Film Contracts” means contracts with suppliers that convey the right to broadcast specified films, videotape motion pictures, syndicated television programs or sports or other programming.

“Foreign Subsidiary” means any Subsidiary of the Company organized under the laws of any jurisdiction other than the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and “guaranteed,” “guaranteeing” and “guarantor” shall have meanings correlative to the foregoing); provided, however, that the guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Indebtedness” means, with respect to any Person, without duplication, and whether or not contingent, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services or which is evidenced by a note, bond, debenture or similar instrument, (ii) all Capital Lease Obligations of such

Person, (iii) all reimbursement obligations of such Person in respect of letters of credit or bankers’ acceptances issued or created for the account of such Person, (iv) all Interest Rate Agreement Obligations of such Person, (v) all liabilities secured by any Lien on any property owned by such Person even if such Person has not assumed or otherwise become liable for the payment thereof to the extent of the lesser of (x) the amount of the Obligation so secured and (y) the fair market value of the property subject to such Lien, (vi) all obligations to purchase, redeem, retire, or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding on or prior to the stated maturity of the Notes, (vii) to the extent not included in (vi), all Disqualified Stock issued by such Person, valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends thereon, and (viii) to the extent not otherwise included, any guarantee by such Person of any other Person’s indebtedness or other obligations described in clauses (i) through (vii) above. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by the fair market value of, such Disqualified Stock, such fair market value is to be determined in good faith by the board of directors of the issuer of such Disqualified Stock. For purposes hereof, the amount of Indebtedness represented by Interest Rate Agreement Obligations shall be equal to (1) zero if such Interest Rate Agreement Obligation has been incurred pursuant to clause (vi) of the definition of “Permitted Indebtedness” or (2) the notional amount of such Interest Rate Agreement Obligation that is incurred otherwise.

“Independent Director” means a director of the Company other than a director (i) who (apart from being a director of the Company or any Subsidiary) is an employee, associate or Affiliate of the Company or a Subsidiary or has held any such position during the previous five years, or (ii) who is a director, employee, associate or Affiliate of another party to the transaction in question.

“Insolvency or Liquidation Proceeding” means, with respect to any Person, any liquidation, dissolution or winding up of such Person, or any bankruptcy, reorganization, insolvency, receivership or similar proceeding with respect to such Person, whether voluntary or involuntary.

“Interest Rate Agreement Obligations” means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, which for avoidance of doubt shall exclude mark to market adjustments of interest rate hedge liability.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates of such Person) in the form of loans, guarantees, advances or capital contributions (excluding commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business) purchases or other acquisitions for consideration of Indebtedness, Capital Stock or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. “Investments” shall exclude extensions of trade credit (including extensions of credit in respect of equipment leases) by the Company and its Restricted Subsidiaries in the ordinary course of business in accordance with normal trade practices of the Company or such Subsidiary, as the case may be.

“Issue Date” means the date of original issuance of the Notes.

“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law to close.

“LMA” means a local marketing arrangement, joint sales agreement, time brokerage agreement, shared services agreement, management agreement or similar arrangement pursuant to which a Person, subject to customary preemption rights and other limitations (i) obtains the right to sell a portion of the advertising inventory of a television station of which a third party is the licensee, (ii) obtains the right to exhibit programming and sell advertising time during a portion of the air time of a television station or (iii) manages a portion of the operations of a television station.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Net Proceeds” means, with respect to any Asset Sale by any Person, the aggregate cash proceeds received by such Person and/or its Affiliates in respect of such Asset Sale, which amount is equal to the excess, if any, of (i) the cash received by such Person and/or its Affiliates (including any cash payments received by way of deferred payment pursuant to, or monetization of, a note or installment receivable or otherwise, but only as and when received) in connection with such Asset Sale, over (ii) the sum of (a) the amount of any Indebtedness that is secured by such asset and which is required to be repaid by such Person in connection with such Asset Sale, plus (b) all fees, commissions and other expenses incurred by such Person in connection with such Asset Sale, plus (c) provision for taxes, including income taxes, attributable to the Asset Sale or attributable to required prepayments or repayments of Indebtedness with the proceeds of such Asset Sale, plus (d) a reasonable reserve for the after-tax cost of any indemnification payments (fixed or contingent) attributable to seller’s indemnities to purchaser in respect of such Asset Sale undertaken by the Company or any of its Subsidiaries in connection with such Asset Sale, plus (e) if such Person is a Subsidiary of the Company, any dividends or distributions payable to holders of minority interests in such Subsidiary from the proceeds of such Asset Sale.

“Obligations” means any principal, interest (including, without limitation, interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company or a Subsidiary Guarantor, as the case may be, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

“Operating Cash Flow” means, with respect to any period and without duplication, the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period, plus (i) any extraordinary net losses, net losses from the disposition of any securities, net losses from the extinguishment of any Indebtedness and net losses realized on any sale of assets during such period, to the extent such losses were deducted in computing Consolidated Net Income, plus (ii) provision for taxes based on income or profits, to the extent such provision for taxes was included in computing such Consolidated Net Income, plus (iii) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such period, to the extent deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization, impairment and all other non-cash charges, to the extent such depreciation, amortization, impairment and other non-cash charges were deducted in computing such Consolidated Net Income (including pension expense, impairment of Film Contracts, goodwill, broadcast licenses and other intangible assets including amortization of other intangible assets and Film Contracts), but excluding any such charges which represent any accrual of, or a reserve for, cash charges for a future period, plus (v) any fees or expenses, including deferred finance costs, incurred in connection with the issuance of, and any redemption, refinancing or repurchase of the Notes and the 2015 Notes and the entering into of the Second and Third Amendments and further amendments or refinancings of the Senior Credit Facility (including, without limitation, ratings agency fees) to the extent that such costs were deducted in computing Consolidated Net Income, plus (vi) non-capitalized transaction costs incurred in connection with actual or proposed financings, acquisitions or transactions to the extent that such costs were deducted in computing Consolidated Net Income, plus (vii) non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary and plus (viii) non-cash items decreasing Consolidated Net Income (to the extent included in computing such Consolidated Net Income), minus (ix) any cash payments made with respect to Film Contracts and pension obligations (to the extent not previously included in computing such Consolidated Net Income), minus (x) extraordinary net gains, net gains from the disposition of any securities, net gains from the extinguishment of any Indebtedness and any net gains realized on any sale of assets during such period, minus (xi) non-cash items increasing Consolidated Net Income other than the accrual of revenue or other items in the ordinary course of business (to the extent included in computing such Consolidated Net Income) and minus (xii) provision for taxes based on losses, to the extent such benefit for taxes was included in computing such Consolidated Net Income.

“Pari Passu Indebtedness” means any Indebtedness of the Company or a Subsidiary Guarantor which ranks pari passu in right of payment with the Notes or the Subsidiary Guarantee of such Subsidiary Guarantor, as the case may be (whether or not such Indebtedness is secured by any Lien).

“Permitted Holders” means (i) each of J. Mack Robinson and Robert S. Prather, Jr.; (ii) their spouses and lineal descendants; (iii) in the event of the incompetence or death of any of the Persons described in clauses (i) and (ii), such Person’s estate, executor, administrator, committee or other personal representative; (iv) any trusts created for the benefit of the Persons described in clause (i) or (ii); or (v) any Person controlled by any of the Persons described in clause (i), (ii), (iii) or (iv) and (vi) any group of Persons (as defined in the Exchange Act) in which the Persons described in clause (i), (ii), (iii), (iv) or (v), individually or collectively, control such group. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by agreement or otherwise.

“Permitted Investments” means:

(i)  Investments existing on the Issue Date (and any extension, modification or renewal or any such Investments, but only to the extent not involving additional advances, contributions or increases thereof, other than as a result of accrual or accretion of original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of the Investment in effect on the Issue Date), and any Investment in the Company, any Restricted Subsidiary or any Qualified Joint Venture;

(ii)  any Investments in Cash Equivalents;

(iii)  any Investment in a Person (an “Acquired Person”) if, as a result of such Investment, (a) the Acquired Person becomes a Restricted Subsidiary, or (b) the Acquired Person either (1) is merged, consolidated or amalgamated with or into the Company or a Restricted Subsidiary and the Company or such Restricted Subsidiary is the Surviving Person, or (2) transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(iv)  accounts and notes receivable generated or acquired in the ordinary course of business;

(v)  Interest Rate Agreement Obligations permitted pursuant to the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness”;

(vi)  any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(vii)  Investments consisting of endorsements of negotiable instruments and similar documents, accounts receivables, deposits, prepayments, credits or purchases of inventory, supplies, materials and equipment, deposits to secure lease or utility payments, in each case in the ordinary course of business; and

(viii)  any other Investments in an aggregate amount up to $30.0 million in any calendar year (provided that any unused amounts in any calendar year may be carried forward to one or more future periods) plus, to the extent not increasing the amount available under clause (iii) of the first paragraph under “— Limitation on Restricted Payments,” in the case of the disposition or repayment of any such Investment made pursuant to this clause (viii) for cash, an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, reduced (but not below zero) by the excess, if any, of the cost of the disposition of such Investment over the gain, if any, realized by the Company or Restricted Subsidiary, as the case may be, in respect of such disposition.

“Permitted Liens” means:

(i)  Liens existing on the Issue Date, including Liens securing the 2015 Notes;

(ii)   Liens that secure the Senior Credit Facility (incurred pursuant to clause (i) of the definition of “Permitted Indebtedness”);

(iii)  Liens securing Indebtedness of a Person existing at the time that such Person is merged into or consolidated with the Company or a Restricted Subsidiary of the Company or otherwise becomes a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such merger or consolidation or other transaction and do not extend to any assets other than those of such Person;

(iv)  Liens on property acquired by the Company or a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other property;

(v)  Liens in favor of the Company or any Restricted Subsidiary of the Company;

(vi)  Liens incurred, or pledges and deposits in connection with, workers’ compensation, unemployment insurance and other social security benefits, and leases, appeal bonds and other obligations of like nature incurred by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

(vii)   Liens imposed by law, including, without limitation, mechanics’, carriers’, warehousemen’s, materialmen’s, suppliers’ and vendors’ Liens, incurred by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

(viii)  Liens securing Permitted Purchase Money Indebtedness and Capital Lease Obligations incurred pursuant to clause (vii) of the second paragraph under “— Limitation on Incurrence of Indebtedness”; provided that such Liens do not extend to or cover any assets other than such assets acquired or constructed after the Issue Date with the proceeds of such Permitted Purchase Money Indebtedness;

(ix)  Liens for ad valorem, income or property taxes or assessments and similar charges which either are not delinquent or are being contested in good faith by appropriate proceedings for which the Company has set aside on its books reserves to the extent required by GAAP;

(x)  Liens on assets or Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(xi)  Liens securing Refinancing Indebtedness where the Liens securing Indebtedness being refinanced were permitted under the Indenture; provided that such Liens shall have the same or lower priority as the Liens securing such Indebtedness being refinanced;

(xii)  easements, rights-of-way, zoning and similar restrictions, encroachments, protrusions and other similar encumbrances or title defects incurred or imposed as applicable, in the ordinary course of business and consistent with industry practices and zoning or other restrictions as to the use of real properties or Liens incidental which are imposed by any governmental authority having jurisdiction over such property;

(xiii)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to letters of credit and products and proceeds thereof;

(xiv)  Liens securing Interest Rate Agreement Obligations which Interest Rate Agreement Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(xv)  leases, licenses, sub-licenses or subleases granted to others and Liens arising from filing UCC financing statements regarding leases;

(xvi)  Liens securing judgments, attachments or awards not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves as is required in conformity with GAAP has been made therefor;

(xvii)  Liens (i) that are contractual rights of set-off (A) relating to treasury, depository and cash management services with banks or any automated clearing house transfers of funds, in each case, in the ordinary course of business and not given in connection with the issuance of Indebtedness, (B) relating to pooled deposit or sweep accounts of the Company or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company or any Restricted Subsidiary or (C) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business and (ii) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and which are within the general parameters customary in the banking industry;

(xviii)  Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers;

(xix)  utility and other similar deposits made in the ordinary course of business;

(xx)  Liens on cash or Cash Equivalents, arising in connection with the defeasance, discharge or redemption of Indebtedness or escrowed to repurchase or redeem Indebtedness or Capital Stock, in each case where such defeasence, discharge, redemption or repurchase is otherwise permitted hereunder;

(xxi)  leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiaries and do not secure any Indebtedness;

(xxii)  Liens on assets or Capital Stock in connection with merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets or Capital Stock otherwise permitted under the Indenture for so long as such agreements are in effect;

(xxiii)  Liens securing an aggregate principal amount of Indebtedness not to exceed the maximum principal amount of Indebtedness that, as of the date such Indebtedness and Liens were incurred, and after giving effect to the incurrence of such Indebtedness and Liens and the application of proceeds therefrom on such date, would not cause the Secured Leverage Ratio of the Company to exceed 4.50 to 1.00; and

(xxiv)  Liens at any time outstanding not to exceed $5.0 million.

“Permitted Purchase Money Indebtedness” means any Indebtedness incurred for the acquisition of intellectual property rights, property, plant or equipment used or useful in the business of the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Capital Stock of any other class of such Person.

“Public Equity Offering” means an underwritten public offering of Capital Stock (other than Disqualified Stock) of the Company subsequent to the Issue Date pursuant to an effective registration statement filed under the Securities Act, the net proceeds of which to the Company (after deducting any underwriting discounts and commissions) exceed $25.0 million.

“Qualified Joint Venture” means a majority-owned Subsidiary where Capital Stock of the Subsidiary is issued to a Qualified Joint Venture Partner in consideration of the contribution primarily consisting of assets used or useful in the business of owning and operating television stations, all businesses directly related thereto, and any electronic news and information delivery business and any other television broadcasting-related, television distribution-related or television content-related business.

“Qualified Joint Venture Partner” means a person who is not affiliated with the Company.

“Refinancing Indebtedness” means Indebtedness that refunds, refinances, defeases, renews, replaces or extends any Indebtedness permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

(i)  the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced, defeased, renewed, replaced or extended, if such Indebtedness was subordinated to the Notes;

(ii)  the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes;

(iii)  the Refinancing Indebtedness has a weighted average life to maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the weighted average life to maturity of the Indebtedness being refunded, refinanced, defeased, renewed, replaced or extended;

(iv)  such Refinancing Indebtedness (or accreted amount in the case of any Indebtedness issued with original issue discount, as such) is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Indebtedness issued with original issue discount, as such) then outstanding under the Indebtedness being refunded, refinanced, defeased, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of pre-existing optional prepayment provisions on such Indebtedness being refunded, refinanced, defeased, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Indebtedness; and

(v)  such Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary of the Company that is not a Guarantor that refinances Indebtedness of the Company or a Guarantor or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” means (i) any dividend or other distribution declared or paid on any Capital Stock of the Company or any of its Restricted Subsidiaries (other than dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) of the Company or such Restricted Subsidiary or dividends or distributions payable to the Company or any Restricted Subsidiary); (ii) any payment to purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Restricted Subsidiary of the Company or other Affiliate of the Company (other than any Capital Stock owned by the Company or any Restricted Subsidiary); (iii) any payment to purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness prior to the scheduled maturity thereof except for any purchase, redemption, defeasance or other acquisition or retirement within one year of the scheduled maturity thereof; or (iv) any Restricted Investment.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any date of determination, the ratio of (i) the aggregate principal amount of all outstanding Secured Indebtedness of the Company and its Restricted Subsidiaries as of such date on a consolidated basis to (ii) Operating Cash Flow of the Company and its Restricted Subsidiaries on a consolidated basis for the four most recent full fiscal quarters ending on or immediately prior to such date for which financial statements are available, determined on a pro forma basis after giving pro forma effect to (a) the incurrence of all Indebtedness to be incurred on such date and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of such four-quarter period; (b) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period (including any such incurrence or issuance which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (vii) of the definition of “Permitted Indebtedness”) (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such four-quarter period); (c) in the case of Acquired Debt, the related acquisition as if such acquisition had occurred at the beginning of such four-quarter period; and (d) any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business (including any pro forma expense and cost reductions associated with any such acquisition or disposition that are reasonably identifiable and factually supportable and based on actions already taken or expected to be taken within 12 months and for which the full run-rate effect of such actions is expected to be realized within 12 months of such action as determined in good faith by the Company), or any related repayment of Indebtedness, in each case since the first day of such four-quarter period (including any such acquisition which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (viii) of the definition of “Permitted Indebtedness”), assuming such acquisition or disposition had been consummated on the first day of such four-quarter period. In addition, the consolidated net income of a Person with outstanding Indebtedness or Capital Stock providing for a payment restriction which is permitted to exist by reason of clause (c) of the covenant described under “— Certain Covenants — Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries” shall not be taken into account in determining whether any Secured Indebtedness is permitted to be incurred under the Indenture.

“Senior Credit Facility” means the Credit Agreement, dated as of March 19, 2007, as amended, by and among the Company and the guarantors named therein, Wachovia Bank, National Association, as the administrative agent and the other agents and lenders named therein as the same may be amended, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including (i) any related notes, letters of credit, guarantees, collateral documents, indentures, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, and (ii) any notes, guarantees, collateral documents, instruments and agreements executed in connection with any such amendment, modification, renewal, refunding, replacement or refinancing.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency.

“Subordinated Indebtedness” means any Indebtedness of the Company or a Subsidiary Guarantor if the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee of such Subsidiary Guarantor, as the case may be.

“Subsidiary” of any Person means (i) any corporation more than 50% of the outstanding Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof, or (ii) any limited partnership of which such Person or any Subsidiary of such Person is a general partner, or (iii) any other Person (other than a corporation or limited partnership) in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries thereof, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof.

“Subsidiary Guarantor” means (i) each Restricted Subsidiary of the Company existing on the Issue Date, (ii) each of the Company’s Subsidiaries which becomes a guarantor of the Notes in compliance with the provisions set forth under “— Certain Covenants — Future Subsidiary Guarantors,” and (iii) each of the Company’s Subsidiaries executing a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture.

“Unrestricted Subsidiary” has the meaning set forth in “Certain Covenants — Limitation on Creation of Unrestricted Subsidiaries.”

“Voting Stock” means, with respect to any Person, Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, with respect to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment as final maturity, in respect thereof, with (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding aggregate principal amount of such Indebtedness.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations relating to the exchange of original notes for exchange notes pursuant to the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations relating to the exchange offer. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements, and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations.

This discussion is limited to holders who exchange original notes for exchange notes in the exchange offer. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks and certain other financial institutions, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum tax, tax-exempt organizations, tax deferred or other retirement accounts and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons that hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address the Medicare tax on net investment income or the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws.

This summary of U.S. federal income tax considerations is for general information only and is not tax advice. This summary is not binding on the Internal Revenue Service (the “IRS”). We have not sought and will not seek any rulings from the IRS with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. You are urged to consult your own tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations arising under other U.S. federal tax laws, the laws of any state, local or foreign taxing jurisdiction or any applicable income tax treaty.

The exchange of an original note for an exchange note pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, a holder will not recognize any taxable gain or loss upon the receipt of an exchange note pursuant to the exchange offer. The holding period for an exchange note will include the holding period of the original note exchanged pursuant to the exchange offer, and the tax basis in an exchange note will be the same as the adjusted tax basis in the original note immediately before such exchange.

BOOK-ENTRY, DELIVERY AND FORM

We issued the original notes in the form of global securities registered in the name of a nominee of DTC. The exchange notes will be initially issued in the form of global securities registered in the name of DTC or its nominee.

Upon the issuance of a global security, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the applicable exchange notes represented by such global security exchanged by such persons in the exchange offer. The term “global security” means the outstanding global securities or the exchange global securities, as the context may require. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC, which we refer to as participants, or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global security to pledge its interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing those interests.

Payment of principal of and interest on any exchange notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the exchange notes represented thereby for all purposes under the indentures. The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any global security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A global security is exchangeable for certificated exchange notes only if:

(a)  DTC notifies the Company that it is unwilling or unable to continue as a depositary for such global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depository;

(b)  the Company, in its discretion, at any time determines not to have all the exchange notes represented by such global security; or

(c)  there shall have occurred and be continuing a Default or an Event of Default with respect to the exchange notes of the series represented by such global security.

Any global security that is exchangeable for certificated exchange notes pursuant to the preceding sentence will be exchanged for certificated exchange notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated exchange notes,

(a)  certificated exchange notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof;

(b)  payment of principal of, and premium, if any, and interest on, the certificated exchange notes will be payable, and the transfer of the certificated exchange notes will be registrable, at the office or agency of the Company maintained for such purposes; and

(c)  no service charge will be made for any registration of transfer or exchange of the certificated exchange notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Certificated exchange notes may not be exchanged for beneficial interests in any global security unless the transferor first delivers to the trustee a written certificate, in the form provided in the indenture.

The Company will make payments in respect of the exchange notes represented by the global securities, including principal and interest, by wire transfer of immediately available funds to the accounts specified by the DTC or its nominee. The Company will make all payments of principal and interest with respect to certificated exchange notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated exchange notes or, if no such account is specified, by mailing a check to each such holder’s registered address.

So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global security for all purposes under the indenture and the exchange notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the exchange notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated exchange notes in definitive form and will not be considered to be the owners or holders of any exchange notes under such global security. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture under which such exchange notes were issued. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(a)  any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the global securities or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global securities; or

(b)  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers of the original notes), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the trustee under the indenture or the exchange agent will have any responsibility for the performance by DTC, or its participants or indirect participants of their respective obligations under the rules and procedures governing its operations.

PLAN OF DISTRIBUTION

Any broker-dealer that holds original notes that were acquired for its own account as a result of market-making activities or other trading activities (other than original notes acquired directly from us) may exchange such original notes pursuant to the exchange offer. Any such broker-dealer, however, may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of exchange notes received by such broker-dealer in the exchange offer. Such prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus.

We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resales for up to 90 days from the effective date of the registration statement of which this prospectus forms a part. We will provide sufficient copies of this prospectus, as amended or supplemented, to any broker-dealer promptly upon request at any time during such 90-day period in order to facilitate such resales.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from these broker-dealers and/or the purchasers of exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker-dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the original notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Jones Day, Atlanta, Georgia, will pass upon certain legal matters for us regarding the exchange notes and the related guarantees. Woodburn and Wedge, Reno, Nevada, will pass upon certain legal matters under Nevada law regarding the guarantees of the exchange notes.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Gray Television, Inc. and subsidiaries as of and for the years ended December 31, 2011, 2010 and 2009, incorporated by reference into this prospectus and registration statement, have been audited by McGladrey LLP, independent auditors, as stated in their report appearing herein.

Gray Television, Inc.

Offer to exchange up to $300,000,000

Aggregate Principal Amount of Newly

Issued 7 1/2% Senior Notes due 2020

For

a Like Principal Amount of Outstanding

Restricted 7 1/2% Senior Notes due 2020

issued in October 2012

PROSPECTUS

                ,

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Georgia Registrants

The Company and WVLT-TV, Inc. (together, the “Georgia Registrants”) are incorporated in Georgia.

Section 14-2-851 of the Georgia Business Corporation Code (the “GBCC”) generally provides that a corporation may indemnify a director (including a former director and including a director who is or was serving at the corporation’s request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity) against liability incurred: (i) in a civil proceeding (a) if, in the case of conduct in such director’s capacity as a director, the conduct was in good faith and reasonably believed by such director to be in the best interests of the corporation, and (b) if, in all other cases, the conduct was in good faith and was at least not opposed to the best interests of the corporation; and (ii) in a criminal proceeding, if the director had no reasonable cause to believe such conduct was unlawful. GBCC section 14-2-851(d) provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under GBCC section 14-2-851, or in connection with any proceeding with respect to conduct for which such director was adjudged liable on the basis that personal benefit was improperly received by such director, whether or not involving action in such director’s capacity as a director.

GBCC section 14-2-852 generally provides for mandatory indemnification against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in defending an action to which the director was a party because he or she was a director of the corporation.

GBCC section 14-2-853 generally provides that a corporation may, under certain circumstances, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director of the corporation.

GBCC section 14-2-854 generally allows a court, upon application by a director, to order indemnification and/or advancement of expenses if it determines that the director is entitled to indemnification under the GBCC or it determines that indemnification is fair and reasonable even if, among other things, the director has failed to meet the statutory standard of conduct provided under GBCC section 14-2-851. However, the court may not order indemnification in excess of reasonable expenses for liability to a corporation or for receipt of an improper benefit.

GBCC section 14-2-855 generally provides that a corporation may not indemnify a director under GBCC section 14-2-851 unless authorized by GBCC section 14-2-851 and either (i) a committee of disinterested directors, (ii) special legal counsel, or (iii) disinterested shareholders have determined that indemnification is permitted in a specific proceeding because the director has met the relevant standard of conduct.

GBCC section 14-2-856 generally permits a corporation’s articles of incorporation or bylaws or a contract or a resolution approved or ratified by a corporation’s shareholders to authorize a corporation to indemnify a director against claims to which the director was a party, including claims by a corporation or in its right (e.g., shareholder derivative action). However, a corporation may not indemnify the director for liability to the corporation or if the director is subjected to injunctive relief in the corporation’s favor for (i) any misappropriation of the corporation’s business opportunities, (ii) intentional misconduct or knowing violation of the law, (iii) unlawful distributions or (iv) receipt of an improper benefit.

GBCC section 14-2-857 generally permits a corporation to indemnify an officer (including a former officer and including an officer who is or was serving at our request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity) to the same extent as a director. A corporation may indemnify an officer who is not a director to a further extent by means of the corporation’s articles of incorporation, bylaws, board resolutions, or by contract.

However, a corporation may not indemnify an officer for liability arising from conduct involving misappropriation of the corporation’s business opportunity, intentional misconduct or knowing violation of the law, unlawful distributions, or receipt of an improper benefit. An officer who is not a director is also entitled to mandatory indemnification and may apply for court-ordered indemnification.

GBCC section 14-2-858 generally permits a corporation to purchase and maintain insurance on behalf of its directors and officers against liability incurred by them in their capacities or arising out of their status as our directors and officers, regardless of whether the corporation would have the power to indemnify or advance expenses to the director or officer for the same liability under the GBCC.

Article 7 of the Company’s Articles of Incorporation generally provides that the liability of each director to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director shall be eliminated or limited to the fullest extent permitted by applicable law.

Article XIV of the Company’s Bylaws generally provides for indemnification of and advancement of expenses to directors and officers to the fullest extent permitted by applicable law. Article XIV also provides that indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Article VII of WVLT-TV, Inc.’s Articles of Incorporation generally provide that director liability shall be eliminated or limited to the full extent permitted by the GBCC.

Article XIV of WVLT-TV, Inc.’s Bylaws generally provides for indemnification of directors and officers under similar terms as the bylaws of the Company.

Delaware Registrant

Gray Television Group, Inc. (“GTG”) is incorporated in Delaware.

With respect to indemnification of officers and directors, DGCL section 145 provides that a corporation will have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Under this provision of the DGCL, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Furthermore, the DGCL provides that a corporation will have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect to any claim, issue or matter as to which such person will have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court will deem proper.

Article IX of GTG’s Certificate of Incorporation generally provides that the corporation shall indemnify and advance expenses to the fullest extent provided by DGCL section 145 all individuals that it shall have power to indemnify. GTG’s certificate of incorporation further states that indemnification and advancement of expenses shall not be exclusive of any other remedies that an indemnified individual may have.

Article XI of GTG’s Certificate of Incorporation generally provides that, to the fullest extent permitted by the DGCL, no director shall be liable personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

Nevada Registrant

Gray Television Licensee, LLC (“Gray Licensee”) is organized in Nevada.

Section 86.411 of the Nevada Revised Statutes (“NRS”) generally allows a limited liability company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the limited liability company), by reason of being or having been a manager, member, employee or agent of the limited liability company or serving or having served in certain capacities at the request of the limited liability company. Indemnification may include attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with the action, suit or proceeding.

NRS section 86.421 generally allows a limited liability company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the limited liability company to procure a judgment in its favor by reason of being or having been a manager, member, employee or agent of the limited liability company or serving or having served in certain capacities at the request of the limited liability company except that indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the limited liability company or for amounts paid in settlement to the limited liability company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. However, to be entitled to indemnification, the person to be indemnified in either case must have acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the limited liability company and, with respect to any criminal action or proceeding, such person must have had no reasonable cause to believe his or her conduct was unlawful.

NRS section 86.431 generally provides that to the extent a manager, member, employee or agent of a limited liability has been successful on the merits or otherwise in defense of any such action, he or she must be indemnified by the limited liability company against expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense.

NRS section 86.441 generally allows a limited liability company, in its articles of organization, operating agreement or other agreement, to provide for the payment of expenses incurred by members or managers in defending any civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification by the company.

NRS section 86.461 generally allows a limited liability company to purchase and maintain insurance or make other financial arrangements on behalf of the limited liability company’s current and former managers, members employees or agents, or any persons serving or who have served in certain capacities at the request of the limited liability company, for any liability and expenses incurred by them in their capacities as managers, members, employees or agents or arising out of their status as such, whether or not the limited liability company has the authority to indemnify him, her or them against such liability and expenses.

The Limited Liability Company Agreement of Gray Licensee generally provides that Gray Licensee shall indemnify and advance expenses to shareholders, board members, and officers of the company to the fullest extent permitted by law. The agreement further provides that no shareholder, board member, or officer shall be indemnified against liability for intentional misconduct, knowing violation of the law, or transaction in which the individual received an illegal personal benefit.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The following exhibits are filed as part of this Form S-4:

3.1	Restated Articles of Incorporation of Gray Television, Inc. (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009)

3.2	Bylaws of Gray Television, Inc. (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009)

3.3	Articles of Incorporation of WVLT-TV, Inc., as amended to date (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form S-4 filed June 23, 2010)

3.4	Bylaws of WVLT-TV, Inc., as amended to date (incorporated by reference to Exhibit 3.4 to our Registration Statement on Form S-4 filed June 23, 2010)

3.5	Certificate of Incorporation of Gray Television Group, Inc., as amended to date (incorporated by reference to Exhibit 3.5 to our Registration Statement on Form S-4 filed June 23, 2010)

3.6	Bylaws of Gray Television Group, Inc., as amended to date (incorporated by reference to Exhibit 3.6 to our Registration Statement on Form S-4 filed June 23, 2010)

3.7	Articles of Organization of Gray Television Licensee, LLC (incorporated by reference to Exhibit 3.7 to our Registration Statement on Form S-4 filed June 23, 2010)

3.8	Limited Liability Company Agreement of Gray Television Licensee, LLC (incorporated by reference to Exhibit 3.8 to our Registration Statement on Form S-4 filed June 23, 2010)

4.1	Indenture, dated as of October 9, 2012, by and among Gray Television, Inc., the guarantors signatory thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed October 9, 2012)

4.2	Registration Rights Agreement, dated as of October 9, 2012, by and among Gray Television, Inc., the guarantors party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed October 9, 2012)

4.3	Form of Exchange Note for 7½% Senior Notes due 2020 (incorporated by reference to Exhibit B to Exhibit 4.1 to our Current Report on Form 8-K filed October 9, 2012)

5.1	Opinion of Jones Day regarding validity

5.2	Opinion of Woodburn and Wedge regarding validity

10.1	Amended and Restated Credit Agreement, dated as of October 12, 2012, by and among Gray Television, Inc., as Borrower, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Bank, Bank of America, N.A., as Syndication Agent, and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 15, 2012)

10.2	Collateral Agreement dated as of March 19, 2007 by and among Gray Television, Inc. and certain of its Subsidiaries as Grantors, in favor of Wachovia Bank, National Association, as Administrative Agent (incorporate by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007)

10.3	Guaranty Agreement dated as of March 19, 2007 by and among certain Subsidiaries of Gray Television, Inc., as Guarantors, in favor of Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007)

10.4	Gray Television, Inc. 2007 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012)

10.5	Form of Nonqualified Stock Option Award Agreement under the Gray Television, Inc. 2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

10.6	Form of Restricted Stock Agreement under the Gray Television, Inc. 2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

10.7	Director Restricted Stock Plan (incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

12.1	Statement regarding computation of earnings to fixed charges

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011)

23.1	Consent of Jones Day (included in Exhibit 5.1)

23.2	Consent of McGladrey LLP

23.3	Consent of Woodburn and Wedge (included in Exhibit 5.2)

24.1	Powers of Attorney for Gray Television, Inc. (included in the signature page attached hereto)

24.2	Powers of Attorney for WVLT-TV, Inc. (included in the signature page attached hereto)

24.3	Powers of Attorney for Gray Television Group, Inc. (included in the signature page attached hereto)

24.4	Powers of Attorney for Gray Television Licensee, LLC (included in the signature page attached hereto)

25.1	Statement of Eligibility of the Trustee

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

(b) Financial Statement Schedules

The following financial statement schedule of Gray Television, Inc. and subsidiaries is incorporated by reference to Item 15(a)(2) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011:

Schedule II — Valuation and qualifying accounts.

All other schedules for which provisions are made in the applicable accounting regulation of the Securities and Exchange Commission are not required or are inapplicable and therefore have been omitted, or the required information has been incorporated by reference herein or disclosed in the financial statements which form a part of this Registration Statement/Prospectus.

ITEM 22.	UNDERTAKINGS.

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of such registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of such registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be a seller to the purchaser and will each be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of such registrant or used or referred to by the undersigned registrants;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of such registrant; and

(iv)	any other communication that is an offer in the offering made by such registrant to the purchaser.

(6) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 7, 2012.

Gray Television, Inc.

By:	/s/ James C. Ryan

Name:	James C. Ryan
Title:	Senior Vice President & Chief Financial Officer

Each person whose signature to this Registration Statement appears below hereby appoints Hilton H. Howell, Jr. and James C. Ryan, and each of them, as his or her attorney-in-fact, with full power of substitution and resubstitution, to execute in the name and on behalf of such person, individually and in the capacity stated below, and to file all further amendments to this Registration Statement, which amendments may make such further changes in and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below for Gray Television, Inc. by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

/s/ Hilton H. Howell, Jr. (Hilton H. Howell, Jr.)	Chief Executive Officer, Vice Chairman and Director (Principal Executive Officer)	December 7, 2012

/s/ James C. Ryan (James C. Ryan)	Senior Vice President & Chief Financial Officer (Principal Financial Officer)	December 7, 2012

/s/ Jackson S. Cowart, IV (Jackson S. Cowart, IV)	Chief Accounting Officer & Assistant Secretary (Principal Accounting Officer)	December 7, 2012

/s/ William E. Mayher, III (William E. Mayher, III)	Chairman of the Board	December 7, 2012

/s/ Richard L. Boger (Richard L. Boger)	Director	December 7, 2012

/s/ Ray M. Deaver (Ray M. Deaver)	Director	December 7, 2012

/s/ T.L. Elder (T. L. Elder)	Director	December 7, 2012

/s/ Robin R. Howell (Robin R. Howell)	Director	December 7, 2012

/s/ Howell W. Newton (Howell W. Newton)	Director	December 7, 2012

/s/ Hugh E. Norton (Hugh E. Norton)	Director	December 7, 2012

Name	Title	Date

/s/ Robert S. Prather, Jr. (Robert S. Prather, Jr.)	Director	December 7, 2012

/s/ Harriett J. Robinson (Harriett J. Robinson)	Director	December 7, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, the State of Georgia, on December 7, 2012.

WVLT-TV, Inc.

By:	/s/ James C. Ryan
Name:	James C. Ryan
Title:	Vice President & Chief Financial Officer

Each person whose signature to this Registration Statement appears below hereby appoints Hilton H. Howell, Jr. and James C. Ryan, and each of them, as his or her attorney-in-fact, with full power of substitution and resubstitution, to execute in the name and on behalf of such person, individually and in the capacity stated below, and to file all further amendments to this Registration Statement, which amendments may make such further changes in and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below for WVLT-TV, Inc. by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

/s/ Hilton H. Howell, Jr. (Hilton H. Howell, Jr.)	Chairman of the Board and Director (Principal Executive Officer)	December 7, 2012

/s/ James C. Ryan (James C. Ryan)	Vice President & Chief Financial Officer (Principal Financial Officer)	December 7, 2012

/s/ Jackson S. Cowart, IV (Jackson S. Cowart, IV)	Chief Accounting Officer & Assistant Secretary (Principal Accounting Officer)	December 7, 2012

/s/ Robert S. Prather, Jr. (Robert S. Prather, Jr.)	Director	December 7, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, the State of Georgia, on December 7, 2012.

Gray Television Group, Inc.

By:	/s/ James C. Ryan
Name:	James C. Ryan
Title:	Senior Vice President, Assistant Secretary & Treasurer

Each person whose signature to this Registration Statement appears below hereby appoints Hilton H. Howell, Jr. and James C. Ryan, and each of them, as his or her attorney-in-fact, with full power of substitution and resubstitution, to execute in the name and on behalf of such person, individually and in the capacity stated below, and to file all further amendments to this Registration Statement, which amendments may make such further changes in and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below for Gray Television Group, Inc. by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

/s/ Hilton H. Howell, Jr. (Hilton H. Howell, Jr.)	Chairman of the Board and Director (Principal Executive Officer)	December 7, 2012

/s/ James C. Ryan (James C. Ryan)	Senior Vice President, Assistant Secretary & Treasurer (Principal Financial Officer)	December 7, 2012

/s/ Jackson S. Cowart, IV (Jackson S. Cowart, IV)	Chief Accounting Officer & Assistant Secretary (Principal Accounting Officer)	December 7, 2012

/s/ Robert S. Prather, Jr. (Robert S. Prather, Jr.)	Director	December 7, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, the State of Georgia, on December 7, 2012.

Gray Television Licensee, LLC

By:	/s/ James C. Ryan
Name:	James C. Ryan
Title:	Treasurer

Each person whose signature to this Registration Statement appears below hereby appoints Hilton H. Howell, Jr. and James C. Ryan, and each of them, as his or her attorney-in-fact, with full power of substitution and resubstitution, to execute in the name and on behalf of such person, individually and in the capacity stated below, and to file all further amendments to this Registration Statement, which amendments may make such further changes in and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below for Gray Television Licensee, LLC by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

/s/ Hilton H. Howell Jr. (Hilton H. Howell, Jr.)	Chairman of the Board, President and Director (Principal Executive Officer)	December 7, 2012

/s/ James C. Ryan (James C. Ryan)	Treasurer (Principal Financial Officer and Principal Accounting Officer)	December 7, 2012

/s/ Kristine Eppes (Kristine Eppes)	Director	December 7, 2012

/s/ Kevin P. Latek (Kevin P. Latek)	Director	December 7, 2012